UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2024

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MANUAL AND MANAGEMENT'S PROPOSAL

FOR THE ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING OF EMBRAER S.A. TO BE HELD ON APRIL 25th, 2024

embraer.com

Index

1	Message from the Chairman of the Board of Directors	4
2	Information and Guidelines for Attendance at the Meetings	5
2.1.	Voting at the Meetings	5
2.3.	Participation through Remote Voting Ballot (Boletim de Voto à Distância)	9
3	Call Notice	11
4	Management's Proposals on the Agenda	14
4.1.	Review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2023	14
4.2.	Resolve on the allocation of income for the fiscal year ended December 31, 2023	14
4.3.	Elect the members of the Fiscal Council	14
4.4.	Set the aggregate annual compensation of the Company's Management	15
4.5.	Set the compensation of the members of the Fiscal Council	15
4.6.	Resolve on adjustments to Art. 3 of the Bylaws to complement the activities already carried out by the Company, including operations in the areas of innovation and new business.	16
4.7.	Resolve on an amendment to §6 of Art. 27 of the Bylaws to increase the minimum number of independent members on the Board of Directors.	16
4.8.	Resolve on the exclusion of Arts. 64 and 65 due to the expiration of the effectiveness of the transitional provision which is the subject of these articles.	16
4.9.	Resolve on an amendment to paragraphs 2 and 4 of Art. 12 of the Company's Bylaws to clarify the scope of the term "Shareholder Group";	16
4.10.	To approve the consolidation of the Bylaws to reflect the approved changes mentioned in the items above.	16

ANNEXES

Annex I – Management's Considerations

Annex II – Opinion and Report of the Audit, Risk and Ethics Committee

Annex III – Information about the Candidates for the Fiscal Council

Annex IV – Management Compensation

Annex VI – Proposed Bylaws

Annex VII – Report on the Proposed Statutory Amendments

1.	Message from the Chairman of the Board of Directors

São José dos Campos, March 25, 2024

Dear Shareholder,

We are pleased to invite you to read our Manual for the Annual and Extraordinary General Meetings ("AEGM" or "Meetings") of Embraer S.A. ("Embraer" or "Company"), which are called, cumulatively, for April 25, 2024, at 10 am, and shall be held exclusively by digital means, using the Microsoft Teams platform.

Embraer's shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão ("B3") since 1989, and since 2006 they have been listed in the New Market segment, and on the New York Stock Exchange (NYSE) since July 2000, through American Depositary Receipts (ADRs).

Embraer's capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder.

The main matters to be decided at the AEGM are described in the Call Notice, as per item 3 below.Embraer's Management presented proposals related to the matters to be voted, which are included in this Manual.

The Company will hold the AEGM exclusively by digital means in accordance with the provisions of the Resolution of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - "CVM") No. 81/22 ("RCVM 81"). Thus, shareholders may: (i) send a remote voting ballot prior to the AEGM, or (ii) digitally attend and vote during the AEGM through the electronic system made available by the Company, as indicated in this Manual.

Convening the (i) Annual General Meeting on first call requires the attendance of shareholders representing at least 25% of the voting capital stock, pursuant to article 125 of Law No. 6,404/76; and the (ii) Extraordinary General Meeting requires the attendance of shareholders representing at least two-thirds of the voting capital stock, pursuant to article 135 of Law 6,404/76.If the quorum is not achieved, the Company publishes a new call notice with a new date for the Meetings, which shall be held with any number of attending shareholders.

Given the legal and statutory requirements regarding the quorum for decision-making, I emphasize the importance of your vote for us to decide on the matters raised here.

Embraer's relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer's image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared within this concept, can clarify the matters on the agenda and motivate you to attend the AEGM.

We emphasize that the information and guidelines contained in this Manual do not replace or change the laws or regulations applicable to General Meetings and shareholder participation, which shall be fully observed.

We count on your attendance in the Meetings, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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2.	Information and Guidelines for Attendance at the Meetings

2.1.          Voting at the Meetings

The attendance of Shareholders at the AEGM is of great importance. Each common share will be entitled to one vote on the resolutions of the Meetings, subject to the following limits set forth in the Company's Bylaws:

a)	No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company's capital stock, pursuant to article 4, item III, "a", of the Company's Bylaws; and;
b)	The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance, pursuant to article 4, item III, "b", of the Company's Bylaws.

The above limitations apply, jointly and successively, to Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meetings will be counted separately. To that end, the Chairman of the Meeting shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company's Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of remote voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meetings.

For the purposes of enforcing the restriction on the maximum number of votes allocated to each shareholder, you must consider the following definitions set forth in Embraer's Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As for investment funds, only those with a common administrator whose investment and voting policy at General Meetings, under the terms of the respective regulations, is the responsibility of the administrator, on a discretionary basis, are considered to be part of a Shareholder Group.

Holders of securities issued under the Company's Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholder Groups represented by the same proxy, administrator or representative shall be considered members of the same Shareholder Group at the Meetings, except for holders of securities issued under the Company's Depositary Receipts program, when represented by their respective Depositary Bank.

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In the event of shareholders' agreements that provides for voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of limiting the number of votes as described above.

Foreign Shareholder Group – A Shareholder Group shall be considered to be a foreign group whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under letter "b" of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of article 10 of the Company's Bylaws.

We emphasize that any shareholder, or shareholder group, that does not comply with the legal deadline to nominate a slate of candidates on the remote voting ballot (boletim de voto à distância) and wishes to nominate an alternative slate for the Fiscal Council, shall notify Embraer in this regard, in writing, up to ten (10) days before the Meetings, setting forth the information related to the candidates included in items 7.3 to 7.6 of the Brazilian Annual Report (Formulário de Referência), pursuant to article 11 of RCVM 81, as well as the name, identification and professional curriculum of each candidate, attaching to the notice an instrument signed by each candidate confirming his or her acceptance to run for election. Embraer shall publish, within eight (8) days before the Meetings, a notice informing shareholders where they can find the list of all proposed candidates and a copy of their identification and professional curriculum.

Each shareholder may only vote for one slate of candidates and the candidates in the slate who receive the highest number of votes at the Meetings shall be declared elected.

The Company cannot predict the outcome of the elections, nor does it have information about the candidates that may be proposed during the Meetings. If you wish to participate in such discussions, we recommend that you attend the Meetings in order to analyze and judge the candidates that may be considered at the Meetings.

2.2.	Participation through electronic remote participation system in the Meetings

The Meetings will be held exclusively by digital means, and, for this purpose, the Company shall provide an electronic remote participation system (Microsoft Teams) that will enable shareholders to participate, voice their opinion and vote in the Meetings without being physically present.

This remote participation system is in line with RCVM 81 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meetings that have not been previously made available; (ii) the complete recording of the Meetings by the Company; and (iii) communication between participants.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice their opinion and exercise all the rights to which they may be entitled under the applicable regulation.

Shareholders who wish to attend the Meetings, directly or by proxy must notify the Company

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of such intent by email to investor.relations@embraer.com.br at least 48 hours before the Meetings, and such statement must be duly accompanied by the documentation of such shareholders so they can attend, as described below, and such shareholders shall be liable for the accuracy of such documents.

The shareholder shall also inform the email address by which instructions for participating in the Meetings shall be sent.

The Company shall send instructions only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to paragraph 3 of article 6 of RCVM 81, shareholders who fail to state their intent and to submit the required documentation for digital attendance within the aforementioned period will not be able to attend the Meetings.

If shareholders who has expressly stated their interest in attending the Meetings does not receive from the Company an email with instructions for accessing and attending the Meeting by 10 am of April 26, 2023, such shareholders shall contact the Company's Investor Relations Department by telephone (11) 3040-8445, until 6 pm on April 23, 2024.

Shareholders or their accredited legal representatives: (i) may use the link and instructions to be sent by the Company solely and exclusively to attend the Meetings by digital means, (ii) are not authorized to transfer or disclose the link, in whole or in part, to any third party, whether they are shareholders or otherwise, as it is nontransferable, and (iii) are not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, whether they are shareholders or otherwise, the content or any information transmitted by digital means during the Meetings.

The technical requirements for participating in Meetings are: (a) for participating by computer: (i) have a web browser compatible with Microsoft Teams installed; (ii) broadband Internet connection; (iii) built-in webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (iv) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (b) for participating by mobile device: (i) have the Microsoft Teams app installed; (ii) have a broadband Internet connection; and (iii) have a camera, microphone and speakers compatible with Microsoft Teams.

The Company recommends that, on the date of the Meetings, accredited shareholders access the digital participation system at least 30 minutes before the time scheduled for the Meeting, that is, at 09:30 am on April 25, 2024, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder or his/her/its representative through the submission of his/her identity document with photo via webcam to the Company's hosts.

The Company also recommends that the participants be previously acquainted with the use of the Microsoft Teams electronic platform, and that they ensure the compatibility of their electronic devices with the use of the referred platform - via chat, audio and video.

We emphasize that, when accessing the link to attend the Meetings, the attending member must keep their cameras on during the entire course of the Meetings, unless they are required by a Company representative, for any reason, to stop recording. The attending shareholders shall also, for the sake of sound quality, keep their microphones turned off, activating them only when they need to speak.

We note that, for purposes of optimizing time, the voting procedure adopted by the Company will only require shareholders to express themselves orally for any contrary votes or abstentions, and in the event of difficulties in the communication of the shareholder by audio, the contrary vote or abstention shall be accepted through chat. The Company shall not be responsible for any operational or connection problems that any shareholder, legal representative or proxy may have, as well as for any other event or situation that is not under the Company's control, which may hinder or prevent their participation in the Meetings by digital means.

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To attend the Meetings directly or by proxy, we request that the following documents be submitted to Embraer, at least 48 (forty-eight) hours prior to the date of the Meetings:

For individuals:

(a)	(a) Photo ID of the shareholder, such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH);

(b)	Power-of-attorney with special powers for representation at the Meetings, in the case of a proxy, which must have been constituted less than 1 year ago; The Company will accept powers of attorney signed via a digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure - ICP-Brasil.

For legal entities:

(a)	Photo ID of the legal representative, such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH);

(b)	Power-of-attorney with special powers for representation at the Meetings, in the case of a proxy, which must have been constituted less than 1 year ago, and the Company will accept proxies signed via digital certificate issued by an entity accredited by the Brazilian Public Key Infrastructure - ICP-Brasil, or a copy of the articles of incorporation and minutes of election of the legal entity's management, or other corporate documents proving the validity of the representation, under the terms of the Corporate Law or the Civil Code, as applicable.

For investment funds:

(a)	Photo ID of the legal representative, such as: (a) Identity Card (RG); (b) Foreigner's Identity Card (RNE); (c) Passport; (d) Professional Association Card accepted as identification for legal purposes (e.g. OAB, CRM, CRC, CREA); or (e) Driver's License (CNH);

(b)	latest consolidated regulations of the fund;

(c)	the articles of incorporation of its administrator or manager, as the case may be, depending on their powers to represent the fund at the Meetings of its investees, in compliance with the fund's voting policy and corporate documents proving powers of representation;

(d)	a copy of the minutes of election of the fund's administrators;

For shareholders whose shares are held in fungible custody, the following documents must be submitted: (i) a statement provided by the custodian institution confirming their respective shareholdings; and (ii) proof of such shareholder's status as a Brazilian Shareholder or a Foreign Shareholder, (x) containing a valid identification document or (y) submitting to the Company a receipt issued by the depositary financial institution holding the shares in book-entry form or in custody, pursuant to article 40 of Law No. 6,404/76 (the Company shall waive the requirement for the holder of book-entry shares included in the

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list of shareholders provided by the depositary financial institution to submit such receipt), as provided for in article 20 of the Company's Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least forty-eight (48) hours before the Meetings, if you belong to a Shareholder Group, as defined in the Company's Bylaws.

The Company also informs that, in order to simplify the participation of the shareholders, notarized powers of attorney shall not be required for these Meetings.

The aforementioned documents must be delivered only through the e-mail investor.relations@embraer.com.br, in compliance with the terms herein described.

2.3.          Participation through Remote Voting Ballot (Boletim de Voto à Distância)

If the shareholder chooses to send a remote voting ballot directly to the Company, the shareholder shall send the following documents, exclusively in electronic format:

(i) a digital copy of the original remote voting ballot, available on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) on the Internet, duly filled in, initialed on all pages and signed at the end;

(ii) for the purpose of proving their status as a Brazilian Shareholder or Foreign Shareholder, (x) a digital copy of an original identity document, or (y) the receipt issued by the depositary financial institution holding the shares in book-entry form or in custody, pursuant to article 40 of Law No. 6,404/76 (the Company shall waive the requirement for the holder of book-entry shares included in the list of shareholders provided by the depositary financial institution to submit such receipt); and

(iii) a digital copy of the original of the following documents:

For individuals:

- photo ID of the shareholder;

For legal entities:

- the latest bylaws or consolidated articles of association and the corporate documents proving the shareholder's legal representation; and

- photo ID of the legal representative.

For investment funds:

- the latest consolidated regulations of the fund;

- bylaws or articles of association of its administrator or manager, as the case may be, according to the voting policy of the fund, and corporate documents evidencing the powers of representation; and

- photo ID of the legal representative.

The above remote voting ballots and documents shall be received by no later than seven days before the date of the Meetings and those received after such date shall be disregarded.

The Company waives the certification of signature, notarization and consularization for acceptance of the remote voting ballots. The Company shall not require the sworn translation of documents originally drawn up in Portuguese, English or Spanish, or that are accompanied by a translation in those languages. The following identity documents shall be accepted, provided they include a photograph: Identity card (RG), national registry of

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foreigners (RNE), driver's license (CNH), passport or officially recognized professional identification.

Under the terms of the current regulations, the Company shall inform the shareholder, within three days, (i) whether the remote voting ballot (boletim de voto à distância) has been received, as well as whether the documents received are sufficient for the vote to be valid; or (ii) the need to rectify or resend the remote voting ballot (boletim de voto à distância) or any accompanying documents, describing the procedures and deadlines required for the remote voting ballot (boletim de voto à distância) to be valid.

As an alternative to sending the remote voting ballot directly to the Company, shareholders holding shares issued by the Company may send voting instructions to complete the remote voting ballot by means of: (i) their respective custodian agents, in the case of shares that are deposited in custody (depositário central); or (ii) the financial institution engaged by the Company to provide securities bookkeeping services, in the case of shares that are not deposited in custody (depositário central).

The Company requests that the above documents be sent to the attention of its Investor Relations Department, exclusively to the electronic address: investor.relations@embraer.com.br.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-8445, or by e-mail at investor.relations@embraer.com.br.

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3.	Call Notice

(The Call Notice will be published in the newspapers O Vale and Valor Econômico in the editions dated March 25, 26 and 27, 2024.)

EMBRAER S.A.

PUBLICLY-HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend the Annual and Extraordinary General Shareholders’ Meetings (“Meetings”) to be held on April 25, 2024, at 10 am, exclusively by digital means, as detailed below, for the purposes of Resolution No. 81/2022 (“RCVM81”), to review and vote on the following agenda:

At the Annual General Shareholders’ Meeting:

1.	Review the management accounts and examine, discuss and approve the financial statements for the fiscal year ended December 31, 2023, accompanied by the Management Report, the Opinion of the Audit, Risk and Ethics Committee and the Opinion of the Fiscal Council;
2.	Review and vote on the allocation of the income for the fiscal year ended on December 31 2023;
3.	Elect the members of the Fiscal Council;
4.	Determine the aggregate compensation of the Company’s management; and
5.	Determine the compensation of the members of the Fiscal Council.

At the Extraordinary General Shareholders’ Meeting:

1.	To vote on adjustments to Section 3 of the Bylaws to complement the activities already carried out by the Company, including operations in the areas of innovation and new businesses;
2.	To vote on the amendment to paragraphs 2 and 4 of Section 12 of the Company's Bylaws to clarify the scope of the term "Group of Shareholders";
3.	To vote on the amendment of paragraph 6 of Section 27 of the Bylaws to increase the minimum number of independent Directors in the composition of the Board of Directors;
4.	To vote on the exclusion of Sections 64 and 65 due to the end of the effectiveness of the transitional provision subject to those sections;
5.	Approve the restatement of the Bylaws, reflecting the matters approved in the meeting.

Pursuant to paragraph 6 of Section 124 of Law No. 6,404/76, the documents that are the

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subject matter of the resolutions of the Meetings hereby called, including those mentioned in Sections 10,11, 12 and 13 of RCVM No. 81/22, are available to shareholders at the Company’s headquarters and, on the internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)               Shareholders may participate in the Meetings through remote voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)               To participate in the Meetings directly, through a legal representative (or proxy), we request that you submit to the Company, at least 48 hours prior to the date of the Meetings, the following documents: (i) power of attorney with special powers for representation at the Meetings, in the case of a proxy; (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meetings, you shall also inform the Company, at least 48 hours prior to the Meetings, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

c)               The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

d)               The composition of the slate for the election of members of the Fiscal Council proposed by the Fiscal Council is available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br). Shareholders wishing to propose another slate for the Fiscal Council shall comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders shall be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

Additional Information regarding participation in the Meetings:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meetings through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, and the guidelines and details for connection in the electronic environment will be sent to the shareholders (or, if applicable, their legal

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representatives or proxies) who express their interest in participating in the Meetings through an e-mail to investor.relations@embraer.com.br, sent by April 23, 2024, which shall also include the documents required for such shareholder’s participation in the Meetings as detailed in the Management’s Proposal.

The electronic participation system to be made available by the Company will enable shareholders registered within the aforementioned period to make statements and vote at the Meetings without being physically present, as set forth in RCVM 81.

Detailed rules and guidelines, as well as the procedures and additional information for shareholder’s participation in the Meetings by means of the electronic participation system, are contained in the Management’s Proposal available on the Internet on the website of the Company  (ri.embraer.com.br), the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

REMOTE VOTING BALLOT: to participate in the Meetings through remote voting ballot (boletim de voto à distância), shareholders shall send a remote voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meetings published on the date hereof and available on the websites specified above.

São José dos Campos, March 25, 2024.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

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4.	Management's Proposals on the Agenda

4.1.          Review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2023

The management accounts are detailed in the Management Report and financial statements, and (i) were approved by Embraer's Board of Directors; and (ii) obtained a favorable opinion from the Company's Fiscal Council and Audit, Risk and Ethics Committee. The financial statements were audited and obtained a favorable opinion from the Company's independent auditors, KPMG Auditores Independentes Ltda.

The documents submitted to the shareholders for approval were published in the newspapers Valor Econômico and O Vale on March 25, 26 and 27, 2024, and are available at the Company's headquarters, CVM and B3, as well as on the internet on Embraer's website (ri.embraer.com.br).

Embraer's Board of Directors recommends that its shareholders carefully review the documents provided by the Management, in order to resolve on the Company's financial statements and, if they agree, approve such accounts and financial statements.

Pursuant to article 10, item III, of RCVM 81, the information set forth in Annex I to this manual reflects our comments on the Company's financial conditions.

Moreover, the opinion and report of the Audit, Risk and Ethics Committee are included in Annex II to this Manual.

4.2.          Review on the allocation of income for the fiscal year ended December 31, 2023

According to the financial statements ended December 31, 2023, the Company recorded net income of R$ 783,558,935.21.

The Board of Directors resolved to submit the following proposal for allocation of the net loss for the fiscal year ended December 31, 2023, at the Annual General Meeting: Considering the lack of legal and statutory profit reserves, management proposes that the profit for the fiscal year in the total amount of R$ 783.558.935,21 be recorded as “Retained Losses” in the Company’s Shareholders' Equity. The information set forth in Annex A of RCVM 81 will not be disclosed due to the assessment of loss in the fiscal year.

4.3.          Elect the members of the Fiscal Council

The election of members to the Fiscal Council shall comply with the rules set forth in article 43, Paragraph 1, of the Company's Bylaws.

Pursuant to article 31, Paragraph 1 of the Company's Bylaws, the slate proposed for the 2024/2025 period is the following:

Effective Members	Alternate Members
Mario Ernesto Vampré Humberg	Doris Beatriz França Wilhelm
Carla Alessandra Trematore	Magali Rogéria de Moura Leite
Elvira Baracuhy Cavalcanti Presta	Guillermo Oscar Braunbeck
Alexandre Navarro Garcia	Luiz Augusto Fraga Navarro de Britto Filho
Raphael Manhães Martins	Adjarbas Guerra Neto

Mario Ernesto Vampré Humberg is appointed as Chairman and Carla Alessandra is appointed as Vice-Chairman of the Fiscal Council.

The information included in items 7.3 to 7.6 of the Brazilian Annual Report related to the

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slate of candidates proposed by the Fiscal Council is set forth in Annex III hereto, in compliance with article 11 of RCVM 81.

4.4.          Set the aggregate annual compensation of the Company's Management

Pursuant to article 18, item IV of the Company's Bylaws, the Annual General Meeting must set the aggregate annual amount to be distributed among the members of the Company's management.

In order to ensure that the amounts of the aggregate compensation include the amounts set forth in item 8 of the Brazilian Annual Report, the Company includes in the aggregate compensation the costs related to the stock-based compensation offered to the members of management.

The annual aggregate limit proposed by the Board of Directors as compensation for members of the Company's management is R$ 80 million for the period between May 2024 and April 2025.

The Company estimates that the amount effectively realized in the period from May 2024 to April 2025 will be approximately R$ 54 million. The difference between the total amount approved and the amount actually spent is mainly due to the non-use of the maximum amount allocated to stock-based compensation. Such compensation is based on the highest market value that the Company's shares could reach in the period.

Finally, it should be noted that the amount subject to approval refers to the period between May 2024 and April 2025, while item 8.2 of the Brazilian Annual Report (Formulário de Referência) reflects the period between January and December 2024.

Pursuant to article 13, item II, of RCVM 81, the Company provides the information indicated in item 8 of the Brazilian Annual Report in Annex IV to this Manual.

4.5.          Set the compensation of the members of the Fiscal Council

Pursuant to Embraer's Bylaws, the compensation of the members of the Fiscal Council is set by the General Meeting that elects them, in compliance with the legal requirements and limits, considering their experience, training and reputation.

Pursuant to article 162, § 3, of Law No. 6,404/76, the compensation of each member of the Fiscal Council cannot be lower than 10% of the compensation that, on average, is assigned to each Officer, excluding benefits, representation funds and profit sharing.

Therefore, Embraer's Board of Directors proposes a monthly compensation for the Chairman of the Fiscal Council in the amount of R$ 23,166.39, and an individual compensation in the amount of R$ 17,871.21 for the other members of the Fiscal Council for the period between May 2024 and April 2025, subject to the requirements set forth in article 162, § 3, of Law No. 6,404/76 (the compensation of the members of the Fiscal Council cannot be lower, for each member in office, than 10% of the compensation that, on average, is assigned to each Officer, excluding benefits, representation funds and profit sharing).

At the Extraordinary General Meeting

4.6.          To vote on adjustments to Art. 3 of the Bylaws to complement the activities already carried out by the Company, including operations in the areas of innovation and new business.

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Embraer's Management proposes the approval of a complement to the Company's corporate purpose, adding activities that are already being carried out, mainly in the areas of innovation and new business.

The changes referred to above do not give rise to the right of withdrawal provided for in article 137 of the Brazilian Corporation Law, as they do not represent a substantial modification of the corporate purpose, but merely an express forecast of activities already carried out by the Company.

The comparative table that highlights all proposed amendments to the Bylaws with revision marks, as well as their justifications, and the consolidated version of the Bylaws, as required by RCVM 81, can be found in Annex V and Annex VI, respectively, of this document.

4.7.          To vote on an amendment to paragraphs 2 and 4 of Art. 12 of the Company's Bylaws to clarify the scope of the term "Shareholder Group";

Embraer's Board of Directors proposes the approval of a statutory reform to clarify concept of Shareholder Group for the purposes of representing shareholders or a Group of Shareholders at the Company's General Meetings.

The comparative table that highlights all proposed amendments to the Bylaws with revision marks, as well as their justifications, and the consolidated version of the Bylaws, as required by RCVM 81, can be found in Annex V and Annex VI, respectively, of this document.

4.8.         To vote on an amendment to §6 of Art. 27 of the Bylaws to increase the minimum number of independent members on the Board of Directors.

Embraer's Management proposes the approval of a statutory reform to change the minimum number of independent members from 20% to a majority of member, thus complying with good governance practices and following the recommendation of the Brazilian Code of Corporate Governance – Public Companies (GT Integrantes), which stipulates a minimum of 1/3 of the board members as independent.

The comparative table that highlights all proposed amendments to the Bylaws with revision marks, as well as their justifications, and the consolidated version of the Bylaws, as required by RCVM 81, can be found in Annex V and Annex VI, respectively, of this document.

4.9.         To vote on the exclusion of Arts. 64 and 65 due to the expiration of the effectiveness of the transitional provision which is the subject of these articles.

Embraer's Management proposes the exclusion of articles 64 and 65 of the Company's Bylaws, which contained transitional provisions on the composition of the Board of Directors limited to the 2021/2023 biennium, and whose effectiveness ended with the election of the Board of Directors at the AGM 2023.

The comparative table that highlights all proposed amendments to the Bylaws with revision marks, as well as their justifications, and the consolidated version of the Bylaws, as required by RCVM 81, can be found in Annex V and Annex VI, respectively, of this document.

4.10.      To approve the consolidation of the Bylaws to reflect the approved changes mentioned in the items above.

Embraer's Management proposes the consolidation of the Company's Bylaws so that the changes proposed in the items above, if approved, will become part of the Company's Bylaws in a single corporate act.

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Embraer's Management recommends that its shareholders carefully examine the copy of the proposed Bylaws and the report with the proposed changes, which constitute Annexes V and VI to this Manual, in accordance with art. 12, items I and II of RCVM 81.

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Annex I – MANAGEMENT'S CONSIDERATIONS

Information set forth in art. 10, item III, of RCVM 81)

2.1 - General Financial Position

The assessment and opinions included herein reflect the views and perceptions of our executive officers about our activities, business and performance. The amounts included in this item 2.1 derive from our audited consolidated financial statements for the fiscal year ended December 31, 2023.

The following discussion contains forward-looking statements that reflect the company's current expectations and that involve risks and uncertainties. Future results and the timing of events may differ materially from those included in these statements due to a number of factors, including, but not limited to, other matters set forth in this Brazilian Annual Report (Formulário de Referência).

The financial information included in items 2.1 to 2.11 may be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023, and notes thereto. The company's consolidated financial statements have been prepared and are presented in accordance with the accounting practices adopted in Brazil, issued by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities Commission ("CVM"), and also in accordance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB").

After analyzing Embraer's operations and business, management has concluded that the US dollar ("USD" or "dollar") is its functional currency. The context was given by analyzing the economic environment in which the company finds itself and, consequently, the currency included in this context, since this currency influences the prices of goods and services, the competing forces and regulations of its country of origin, the costs of supplying products and services and raising or receiving financial resources.

In the Commercial Aviation segment, the extensive traffic disruption caused by COVID affected our customer’s operations throughout the world. While global commercial airline traffic volume in 2023 recovered to 97% of 2019 levels by December 2023, as showed in the Air Passenger Market Analysis report published by the International Air Transport Association (IATA), we are still below our pre-COVID commercial aircraft delivery rate.

The primary constraint to achieve pre-COVID figures lies on the supply chain disruptions which affected our industry on a larger scale as an effect of the pandemic, and which impact

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our suppliers ability to deliver parts and goods to us in a timely manner, consequently affecting our delivery schedule. Supply chain constrains impacted our growth, despite the deliveries increase compared to latest years, with the delivery of 64 aircraft in 2023, but it  was below our guidance. To recover from the shortage of supply, we are actively discussing ways to ensure the ability to deliver the negotiated volumes with our suppliers.

Additionality, the shortage of pilots in United States is expected to continue affecting the delivery pipeline for our E175 Program at least for the next year. Most industry stakeholders, including us and some of our airline customers, expect a normalization around 2025.

In 2023, the Executive Aviation segment continued to witness the impacts of a globally disrupted supply chain, which is a repercussion from the pandemic that has affected the aviation industry on a larger scale. Despite the ongoing efforts throughout the industry to mitigate discontinuities in supply, it still has imposed significant challenges to increase production levels and provide availability of parts to fleet maintenance. The situation has been progressively improving as we continue to closely monitor these risks and control the supply chain, in order to improve future predictability. In 2023, albeit we did not reach the expected executive aircraft deliveries, we had one of the largest growths in the industry in that regard, an increase of 13% in deliveries compared to the previous year, reaching 115 units.

On Defense & Security segment, in light of the current geopolitical scenario, there was an increase in the global defense spending which increased our customers base and impacted our Defense & Security segment. We are well positioned to provide highly effective solutions, creating sales opportunities for our Defense & Security segment, especially in the areas of aircraft platforms, critical software, command, control, communications and intelligence (C4I) and sensors in all domains (air, sea, land, space and cybersecurity). Moreover, in 2023, our C-390 Millennium program has gained a good sales momentum considering the contract signed with South Korea and its selection by Austria and the Czech Republic. In addition, as the global fleet of military tactical transport aircraft reaches its retirement age, we expect the C-390 Millennium to capture a sizable share of the replacement market for these aircraft.

In Services & Support segment, given our business's expansion and diversified fleet that reaches various customer profiles, coupled with the increasing demand for services as the fleet ages, the Services & Support business unit is well-positioned for profitability over the next several years. Services & Support segment’s revenue growth, constitutes approximately 30% of the total Embraer group, with a 7.4% CAGR over the last 6 years, which indicates its significance and high-growth nature within Embraer.

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The reliance on long-term contracts, active maintenance events, parts sales, and training contributes to revenue stability. Factors like the renewal rate on contracts, favorable margin, and stable non-backlog revenue from maintenance and training enhance sustained profitability. Also, OGMA provides multi-brand diversification with MRO and repair services for both Embraer and non-Embraer customers, which further strengthens the business's competitiveness.

(a)       General financial position

Financial indicators

Below are Embraer's main financial indicators from the last two fiscal years:

Consolidated highlights	As of December 31,
Amounts in R$ million	2023	2022
Cash (1)	11,236.4	12,946.3
Trade accounts receivable, net	1,069.9	1,070.8
Customer financing	303.6	528.0
Inventories	12,761.7	12,152.1
Fixed assets (2)	20,420.0	20,730.3
Trade accounts payable	3,809.9	3,858.3
Trade accounts payable – Forfaiting	181.9	143.4
Indebtedness – Current	615.1	1,609.9
Indebtedness – Non-current	13,358.4	15,103.6
Shareholders' Equity	14,714.2	14,736.8

(1) Includes cash and cash equivalents and short-term and long-term financial instruments.

(2) Includes Fixed Assets, Right of Use, Intangible Assets and Investments.

Assets and liabilities held for sale
Amounts in R$ million	On April 30, 2022 (1)
Cash (2)	77.1
Trade accounts receivable, net	6.4
Customer financing	-
Inventories	296.9
Fixed assets (3)	670.6
Trade accounts payable	66.3
Indebtedness	-

(1) Amounts corresponding to the sale of the entire shareholding in the subsidiaries Embraer Portugal Estruturas Metálicas S.A. ("EEM") and Embraer Portugal Estruturas em Compósitos S.A. ("EEC") to Aernnova Aerospace carried out on May 2, 2022. As detailed in Note 15 to the standardized financial statements for the year ended December 31, 2022.

(2) Includes cash and cash equivalents and active current and non-current financial investments.

(3) Includes property, plant and equipment, intangible assets and investments.

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For comparative purposes, the indices below represent the total balance sheet and income statement accounts that include assets and liabilities held for sale:

Consolidated highlights	As of December 31,
Amounts in R$ million	2023	2022
Debt / Shareholders' Equity	0.9	1.1
Inventory turnover	(1.7)	(1.5)
Assets turnover	0.5	0.4
ROA (1)	1.5%	(1.8)%
ROE (2)	5.3%	(6.5)%

(1) ROA - means Return on Assets, calculated from Net Profit / Total Assets.

(2) ROE - means the company's Return on Equity, calculated from Net Profit / Shareholders' Equity.

ROA and ROE are calculated based on the Profit (Loss) assigned to Embraer shareholders.

(b)       Capital structure

In the year ended December 31, 2023, total financial indebtedness exceeded the position of cash and cash equivalents and financial investments by R$ 2,737.1 million. On December 31, 2022, total financial indebtedness exceeded the position of cash and cash equivalents and financial investments by R$ 3,767.2 million. We present below the proportion of our third-party capital in relation to shareholders' equity for the last two fiscal years.

For comparative purposes, the indices below represent the total of the balance sheet and income statement accounts:

Consolidated	As of December 31,
(In R$ million, except percentages)	2023	2022
Shareholders' equity[1]	14,714.2	14,736.8
Loans and financing (debt capital)	13,973.5	16,713.5
Debt capital + equity capital	28,687.7	31,450.3
Debt capital / equity capital	0.95	1.13

(1)Corresponds to the sum of Current and Non-Current Liabilities at the end of each fiscal year.

(c)       Payment capacity in relation to assumed financial commitments

Embraer maintains its payment capacity in relation to all its financial commitments, presenting a strong cash position. On December 31, 2023, total consolidated cash and equivalents reached R$ 11,236.4 million, compared to R$ 12,946.3 million in 2022.

In the net concept (cash and cash equivalents plus short- and long-term financial investments minus financial indebtedness) in this same period the company had a negative balance (net debt) of R$ 2,737.1 million, compared to 2022 where the negative balance (net debt) was R$ 3,767.2 million. Operating generation measured by EBITDA showed a positive result of R$ 2,577.0 million in 2023, resulting in a financial indebtedness/EBITDA ratio of

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5.4. Adjusted EBITDA in 2023 was R$ 2,758.8 million, with an adjusted financial indebtedness/EBITDA ratio of 5.1.

For comparative purposes, the indices below represent the total of the balance sheet and income statement accounts:

Consolidated	As of December 31,
Amounts in R$ million	2023	2022
Net Cash (Indebtedness)	2,737.1	3,767.2
Net Cash (Indebtedness) without Eve	6,796.5	5,387.6
EBITDA	2,577.0	418.7
Adjusted EBITDA (1)	2,758.8	2,350.5
Financial indebtedness	13,973.5	16,713.5
Shareholders' Equity	14,714.2	14,736.8
Financial income (expenses)	(961.7)	(644.9)
Financial indebtedness / adjusted EBITDA	5.1	7.1
Adjusted EBITDA / financial income (expenses)	(2.7)	(3.6)
Financial indebtedness / Shareholders' equity	0.9	1.1

(1)    Adjusted EBIT: corresponds to the operating profit/loss, excluding non-recurring items.

Summary table of the financial position as of December 31, 2023 and 2022:

Consolidated	As of December 31,
Amounts in R$ million	2023	2022
Current assets	29,316.1	30,036.7
Non-current assets	2,465.1	2,151.3
Investments	136.4	64.2
Property, plant and equipment	8,572.6	8,605.1
Right of use	426.0	339.6
Intangible assets	11,285.0	11,721.4
Total assets	52,201.2	52,918.3
Current liabilities	17,746.0	16,787.7
Non-current liabilities	19,741.0	21,394.8
Shareholders' Equity	13,490.3	13,396.7
Non-controlling interest	1,223.9	1,340.1
Total liabilities	52,201.2	52,918.3

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Assets and liabilities held for sale
Amounts in R$ million	April 30, 2022 (2)
Cash and cash equivalents	77.1
Trade accounts receivable, net	6.4
Inventories	296.9
Other assets (2)	37.7
Property, plant and equipment	669.8
Intangible assets	0.8
Right of use	0.5
Total assets held for sale	1,089.2
Trade accounts payable	66.3
Other liabilities (3)	158.2
Total liabilities held for sale	224.5

(1) Amounts corresponding to the sale of the entire shareholding in the subsidiaries Embraer Portugal Estruturas Metálicas S.A. ("EEM") and Embraer Portugal Estruturas em Compósitos S.A. ("EEC") to Aernnova Aerospace carried out on May 2, 2022. As detailed in Note 15 to the standardized financial statements for the year ended December 31, 2022.

(2) Other assets include the following items: financial investments, customer financing, contract assets, guarantee deposits, income tax and social contributions, other assets and deferred income tax and social contribution.

(3) Other Liabilities includes the following items: Lease liability, accounts payable, taxes and payroll charges payable, income tax and social contribution, financial guarantee and residual value guarantee, unearned income, provisions and deferred income tax and social contribution.

(d)       Sources of funds for working capital and investments in non-current assets used by the Company

The investments consist primarily of funds associated with the improvement of aircraft for the Commercial Aviation and Executive Aviation markets, and investments in industrial capacity in Brazil and abroad. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), or are characterized as contributions from risk partners and advances from customers. For further details, see item 2.1 (f) on the Company's debt levels and the main characteristics of these debts.

(e)       Sources of funds for working capital and investments in non-current assets that the Company intends to use to cover liquidity deficiencies

The company has a financial management policy, approved by the Board of Directors, the purpose of which is to establish the guidelines applicable to all business areas, focusing on the management of corporate finance, including the management of cash flow and capital structure, in order to set out the risks associated with financial transactions and any liquidity deficiencies.

The company has sufficient liquidity to meet current capital needs to maintain investments and working capital, including (i) improvement of the Phenom 100EX and 300E and Praetor

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500 and 600 executive jet families, (ii) development, certification and improvement of the E-2 jet family and (iii) other planned capital expenditures.

In case of liquidity deficiency, the company may access the revolving credit facility in the amount of US$ 650 million as described in item (i) and also believes that it may resort to additional financing structures, such as: issuing corporate bonds, issuing debentures, import and export financing, credit lines provided by development agencies in Brazil and by national and international banks, subject to market conditions, such as cost and credit, in force at the time of contracting.

(f)       Levels of indebtedness and characteristics of these debts

At the end of 2023, the company's total consolidated financial indebtedness was R$ 13,973.5 million (compared to R$ 16,713.4 million in 2022), of which 96.1% was long-term debt (90.4% in 2022). The weighted average cost of the debt denominated in dollars increased from 5.39% p.a. in 2022 to 6.33% p.a. in 2023, the weighted average cost of the debt denominated in Reais decreased from 8.31% p.a. in 2022 to 7.11% in 2023 and the weighted average cost of the debt denominated in Euros was 5.16% p.a. in 2023, giving a total weighted average cost of 6.32%.

Consolidated indebtedness maturity profile
Year	Amount in R$ (million)%
2025	133.016,3	1,0%
2026	228,713,8	1,7%
2027	5.013.999,3	37,6%
2028	4.168.339,5	31,2
Após 2028	3.814.322,9	28,6%
Total	13.358.391,8	100,0%

i. Material loan and financing agreements

In February 2017, Embraer Netherlands Finance B.V. issued US$ 750 million in guaranteed notes at a nominal interest rate of 5.40% p. a., maturing on February 1, 2027. The company repurchased part of the outstanding bonds in the amount of US$ 20.0 million in December 2022, leaving the outstanding balance of US$ 730.0 million on December 31, 2022 and the other conditions unchanged. In August 2023, the company repurchased US$ 205.9 million in principal by issuing a public offer to buy back the outstanding notes. In December 2023, the company repurchased and canceled US$ 2.0 million in principal, leaving an outstanding balance of US$ 522.0 million as of December 31, 2023.

In August 2020, Embraer Aircraft Holding, Inc. and Embraer, as guarantor, entered into a working capital guarantee agreement in the form of revolving credit, with the Export-Import

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Bank of the United States (“U.S. Exim Bank”) in total of US$97.2 million, indexed to one-month LIBOR + 1.4% p.a. and maturity of one year from the date of first disbursement and with a renewal option to extend for a period of up to 180 days. In November 2021, US$45.6 million was repurchased by the company, leaving the outstanding balance of US$51.6 million on December 31, 2021 and the maturity date was changed to August 2023. In June 2022, US$41 .6 million were repurchased. In August 2023, the variable interest rate of SOFR for one month + 1.41% p.a. began to be applied. In December 2023, the remaining balance of US$10.0 million was repurchased. On December 31, 2023, the company decided to renew the contract for another three years and repurchased the remaining outstanding balance of US$10.0 million

In September 2020, Embraer Netherlands Finance B.V., an Embraer Group company, issued US$ 750.0 million with a nominal interest rate of 6.95% p.a. maturing on January 17, 2028. The company repurchased part of its outstanding bonds in the amount of US$ 36.0 million. In August 2023, the company repurchased US$ 237.6 million in principal through the issuance of a public offering to repurchase the outstanding notes, leaving an outstanding balance of US$ 479.2 million as of December 31, 2023.

In October 2022, Embraer Netherlands Finance B.V., a company of Embraer S.A., entered into a new working capital financing agreement for exports in the total amount of US$ 100 million with UK Export Finance. The first tranche of the financing was disbursed in the same month in the amount of US$ 61.4 million with an interest rate SOFR+0.75% p.a. and maturity in June 2029. In April 2023, the second tranche of financing for US$ 16.8 million was released under the same contractual conditions as the previous tranche. As of December 31, 2023, the outstanding balance was US$ 63.9 million.

On December 15, 2022, Embraer entered into a new agreement with the Brazilian Social and Economic Development Bank (BNDES) for a total of R$ 2.2 billion (US$ 400.0 million) under the BNDES-Exim program, maturing in December 2027. In September 2023, we entered into an export financing agreement with BNDES for a total amount of R$ 987.3 million (US$ 200 million). As of December 31, 2023, we had a total of US$ 600 million in outstanding financing with BNDES.

In January 2023, Embraer Netherlands Finance BV, an Embraer company, entered into a new financing agreement with Citibank in the total amount of US$ 200.0 million to finance supply operations in the United States. Disbursements under this line of credit will be made upon proof of input purchases. This line of credit is guaranteed by Export-Impor Bank, the official export credit agency of the United States. On December 31, 2023, the amount of US$ 24.6 million had been disbursed.

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In July 2023, Embrear Netherlands Finance BV, an Embraer group company, issued US$ 750 million in guaranteed notes with a nominal interest rate of 7.00% per year, maturing on July 28, 2030. This operation is fully and unconditionally guaranteed by the Controlling Company. On December 31, 2023, the outstanding balance was US$ 750 million.

ii. Other long-term relationships with financial institutions

The company has long-term relationships with financial institutions under derivative financial instruments, financial guarantees, forfaiting, leasing, payment and receipt agreements to guarantee the company's operational activity, employee payroll, among others.

iii. Degree of subordination between debts

Real estate, improvements, machinery, equipment and bank guarantees totaling R$3,872.0 million (R$2,456.6 million on December 31, 2022) were offered as collateral for part of the company's financing. For the financing of subsidiaries, securities were provided in the form of a suretyship or accommodation by the Controlling Company, which totaled R$ 9,677.0 million on December 31, 2023 (R$ 16,214.9 million on December 31, 2022). The company's indebtedness as of December 31, 2023, totaled R$ 13,973.5 million, compared to R$ 16,713.4 million in 2022.

iv. Any restrictions imposed on the issuer, especially, in relation to indebtedness limits and incurrence of additional debt, distribution of dividends, sale of assets, issuance of additional securities and sale of ownership control

Below are the restrictions imposed on the company and its subsidiaries under material long-term financing agreements of the company and its subsidiaries, as of December 31, 2023.

In the notes issued by the company and its subsidiaries in 2017, 2020 and 2023 with issue values of US$ 750.0 million each, limitations were imposed on:

(A) Pledges/collaterals

The assets of the company or guarantor (Embraer) cannot be pledged as collateral, except if:

(i)	related to the purchase of new assets;
(ii)	in the ordinary course of business, regarding the financing of aircraft by the guarantor to other entity or in import/export transactions;

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(iii)	related to debts of the guarantor with BNDES and other international agencies;
(iv)	held by acquired companies;
(v)	they already exist, or result from legal imposition or judicial decision;
(vi)	due to developments related to governmental authorities;
(vii)	already existing in assets to be acquired;
(viii)	related to funds for payment of principal, interest and additional amounts;
(ix)	arising from Capitalized Lease Obligations; or
(x)	in an amount below 10% of the company's equity capital.

(B)       Corporate transactions

The company and the guarantor may only enter into consolidation/merger and asset transfer transactions, without the consent of noteholders, if:

(i)	the successor expressly assumes the repayment of principal, interest and other obligations;
(ii)	no default occurs;
(iii)	opinion certificates are delivered confirming the transaction meets all conditions precedent imposed;
(iv)	the successor agrees to assume any resulting costs, ensuring that payments to noteholders will not be affected.

In agreements entered into with BNDES, the company is required to maintain measures and actions aimed at avoiding or correcting damage to the environment, safety and occupational medicine, maintaining its obligations to the environmental agencies in good standing, as well as complying, during the term of the contract, with the provisions of the applicable legislation regarding persons with disabilities.

Financing contracts classified as non-current are subject to restrictive covenants, in line with usual market practices, and also include restrictions on the creation of new liens on assets, significant changes in the company's shareholding control, significant sales of assets and payment of dividends in excess of the minimum required by law in the event of default on financing and transactions with subsidiaries.

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The financing agreement signed between the company and BNDES in December 2022 has a financial covenant. On December 31, 2023, the company was in compliance with the restrictive clause and the next requirement to measure the indicator will be at the end of 2024.

(g)       Limits of contracted financing and percentages already used

As of December 31, 2023, the following credit facilities were procured but not disbursed.

In October 2022, Embraer Aircraft Holding, Inc and Embraer Netherlands Finance B.V, companies of Embraer S.A., entered into a revolving credit loan agreement for working capital in the total amount of US$ 650 million, with maturity on October 13, 2025, and the participation of 14 financial institutions. The credit facility is guaranteed by Embraer, and loans under the credit facility will accrue interest at a compound rate of SOFR plus a margin of either 1.50% or 1.85% per annum, depending on our corporate rating at the time of disbursement. As of the date of this Annual Report, neither Embraer Aircraft Holding, Inc nor Embraer Netherlands Finance B.V has incurred any borrowings under the Revolving Credit Facility.

In December 2023, the BNDES approved the granting of financing for a total of R$500.0 million under the BNDES Mais Inovação program, Investimento em Inovação subprogram. The financing is subject to conditions precedent and must be completed over 4.5 years.

(h)       Significant changes in each item of the consolidated balance sheets

Statements of Income

(in R$ million, except %)	12/31/2023	VA	12/31/2022	VA	HA 2023 x 2022
Net Revenue	26,110.5	100.0%	23,448.8	100%	11.4%
Cost of products sold and services rendered	(21,607.1)	(82.8)%	(18,738.8)	(79.9)%	15.3%
Gross Profit	4,503.4	17.2%	4,710.0	20.1%	(4.4)%

Operating Income (Expense)
Administrative	(1,022.5)	(3.9)%	(954.2)	(4.1)%	7.2%
Selling	(1,569.5)	(6.0)%	(1,416.1)	(6.0)%	10.8%
Net gains (losses) on accounts receivable and contract assets	49.0	0.2%	(84.7)	(0.4)%	(157.9)%
Research	452.8	(1.7)%	(566.7)	(2.4)%	(20.1)%
Other operating expense, net	(35.0)	(0.1)%	(2,285.6)	(9.7)%	(98.5)%
Equity in associates gains and losses	50.0	0.2%	41.8	0.2%	19.6%

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Operating Profit	1,522.6	5.8%	(555.5)	(2.4)%	(374.1)%
Financial income	640.7	2.5%	619.7	2.6%	3.4%
Financial expenses	1,602.4	(6.1)%	1,264.6	(5.4)%	26.7%
Monetary and exchange variations, net	1.9	0.0%	137.8	0.6%	(101.5)%

Income (loss) before taxes	558.9	2.1%	(1,062.6)	(4.5)%	(152.6)%
Income tax and social contribution	225.5	0.9%	15.4	0.1%	1364.3%

Net profit (loss) for the fiscal year	784.4	3.0%	(1,047.2)	(4.5)%	(174.9)%
Embraer Shareholders	783.6	3.0%	(953.6)	(4.1)%	(182.2)%
Non-controlling Shareholders	0.8	0.0	(93.6)	(0.4)%	(100,9)%

FISCAL YEAR ENDED DECEMBER 31, 2023 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2022

Net Revenue

In 2023, Embraer delivered 181 aircraft, 64 commercial aircraft, 115 executive aircraft (74 light jets and 41 medium jets) and 2 military aircraft, 13% above the 160 aircraft delivered in the previous year, which generated net revenue of R$ 26,110.5 million (US$ 5,268.5 million), 11% higher than the R$ 23,448.8 million (US$ 4,540.4 million) generated in 2022, all business units saw growth in revenues and volumes compared to the previous year, with the Defense & Security segment standing out with an increase in the volume of the C-390, followed by an increase in Commercial Aviation deliveries.

In 2023, net revenue for the Commercial Aviation business reached R$ 9,135.4 million, 15% higher than the R$ 7,976.5 million in 2022, due to the higher number of deliveries and the product mix. The Executive Aviation business had revenue of R$ 6,937.2 million, and grew by 8% when compared to R$ 6,433.9 million in 2022, the growth is mainly due to an increase in volumes. Net revenue from the Defense & Security business was R$ 2,567.3 million, 21% higher than the R$ 2,129.9 million in 2022, and this variation is mainly due to greater revenue recognition from the C-390 aircraft. The Services & Support business generated R$ 6,532.9 million in revenue, which is 8% higher when compared to R$ 6,104.6 million in 2022. Revenues from other businesses were R$ 397.7 million in 2023, a 6% growth compared to R$375.6 million in 2022.

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Net revenue by segment	2023	%	2022	%
Commercial Aviation	9,135.4	35.0	7,976.5	34.0
Executive Aviation	6,937.2	26.6	6,433.9	27.4
Defense & Security	2,567.3	9.8	2,129.9	9.1
Services & Support	7,072.9	27.1	6,532.9	27.9
Other	397.7	1.5	375.6	1.6
Total	26,110.5	100.0	23,448.8	100.0

Cost of products sold and services rendered

In 2023, the cost of goods sold and services rendered was R$ 21,607.1 million, representing an increase of 15% compared to R$ 18,738.8 million in 2022, due to the higher volume of deliveries and product mix compared to 2022.

Gross Profit and Gross Margin

Due to the product mix with lower profitability and non-recurring tax benefits, the company's gross profit reached R$ 4,503.4 million and was 4% lower than the R$ 4,710.0 million recorded in 2022. The gross margin for the period was 17.2%, down from 20.1% in the previous period. This variation is due to the product mix and non-recurring tax benefits.

Administrative and Selling Expenses

In 2023, commercial expenses rose 11% compared to the previous year and amounted to R$ 1,416.1 million. Administrative expenses grew 7%, totalling R$ 1,022.5 million. Both followed the growth in turnover, accounting for 4% and 6% of revenue respectively in 2022 and 2023.

Research Expenses

Research expenses in 2023 saw a 20% reduction when compared to 2022, totaling R$ 452.8 million. This variation is mainly explained by the lower volume of projects by Embraer and activities by Eve (Embraer subsidiary in the pre-operational stage), since the costs related to their development began to be capitalized as intangible assets as the program reached sufficient maturity from the 3rd quarter of 2023.

Other Operating Income (Expenses)

The other net operating income (expenses) account totaled an expense of R$ 35.0 million in the year, a reduction of 98% compared to the previous year. This variation is mainly explained by results related to Eve, tax efficiencies in 2023 and higher corporate expenses in 2022.

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Operating Profit

In 2023, profit and operating margin (EBIT) were R$ 1,522.6 million and 5.8%, respectively, compared to the operating loss and operating margin (EBIT) of R$ (555.5) million and (2.4)%, respectively, in 2022. The variation in operating results for the year is also explained by the reasons mentioned above.

Financial income (expenses), net

In 2023, Embraer recorded net financial expenses of R$ 961.8 million, above the R$ 644.9 million recorded in 2022. This increase was mainly due to Eve's mark-to-market transactions (warrants).

The net monetary and exchange variations in 2023 were R$ 137.8 million, compared to the R$ 137.8 million in 2022.

Net income for the year

Embraer's net loss in 2023 was R$ (953.7) million, compared to a net loss of R$ (953.6) million in 2022. This variation is mainly explained by the recognition of non-cash expenses in the mark-to-market of Eve's options/warrants in the 2nd quarter of 2022, together with the improvement in the company's operating result.

STATEMENTS OF CASH FLOWS

The cash flow represented below contains the total balance sheet and income statement accounts that include assets and liabilities held for sale:

(in R$ thousand, except %)	12/31/2023	12/31/2022	2023 x 2022
Operating Activities
Profit (Loss) for the year	784.4	(1,047.2)	(175)%
Items not affecting cash
Depreciation of property, plant and equipment	1,202.1	1,085.8	11%
Recognition of government grants	-	(2.7)	(100)%
Recognition of contribution from suppliers	(147.6)	(108.9)	36%
EVEX Transaction	-	1,211.0	(100)%
Gain and loss on equity interest	29.3	(7.2)	(507)%
Allowance for inventory obsolescence	(24.5)	(87.2)	(72)%
Fair value adjustment - financial assets	(3.2)	(8.9)	(64)%

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(in R$ thousand, except %)	12/31/2023	12/31/2022	2023 x 2022
Reversal (loss) for impairment of accounts receivable, customer financing and contract assets	(49.0)	84.8	(158)%
Gain (loss) on disposal of fixed assets	(142.5)	209.6	(168)%
Deferred income tax and social contribution	(225.5)	(458.4)	(51)%
Interest on loans	939.5	1,006.7	(7)%
Interest on securities	(35.2)	(50.6)	20%
Equity in associates gains and losses	(50.0)	(41.8)	(130)%
Monetary and foreign exchange variation	35.4	(119.4)	(118)%
Miscellaneous provisions	(34.9)	198.3	(100)%
Non-controlling interest	-	93.6	(100)%
Other	24.5	15.5	11%
Changes in assets
Financial investments	16.1	919.7	(98)%
Derivative financial instruments	101.6	(29.9)	(440)%
Accounts receivable	(22.4)	9.2	(343)%
Customer financing	32.9	(458.9)	(107)%
Contract assets	(39.9)	390.7	(110)%
Inventories	(1,572.5)	(1,488.8)	6%
Other assets	(560.2)	81.9	(784)%
Changes in liabilities
Trade accounts payable – Forfaiting	253.2	1,274.9	(80)%
Accounts payable	368.0	8.8	(10)%
Paid income tax and social contribution	(598.2)	(260.3)	25%
Paid interest	(851.8)	(947.7)	158%
Contract liabilities	2,911.4	2,334.5	(81)%
Taxes payable	487.9	189.4	(80)%
Financial guarantees	(15.6)	(81.5)	4082%
Unearned income	13.8	(73.8)	(10)%
Cash generated in operating activities	2,827.1	3,840.8
Investing activities
Acquisitions of property, plant and equipment	(1,187.6)	(701.9)	69%
Property, plant and equipment write-off	95.7	28.3	238%
Additions to intangible assets	(955.0)	(617.2)	55%
Additions to investments in subsidiaries and affiliates	(124.3)	(2.0)	6115%
Financial Investments	(14.3)	(90.3)	0%
Disposal of investment	201.9	784.0	571%
Loans granted	(296.5)	-	69%
Dividends received	30.2	4.5	238%
Net cash generated (used) in investment activities	(2,250.0)	(594.6)	278%
Financing activities
Proceeds from borrowings	9,926.1	766.1	1196%
Repayment of borrowings	(11,561.3)	(4,872.1)	137%

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(in R$ thousand, except %)	12/31/2023	12/31/2022	2023 x 2022
Capital increase	46.9		0%
Dividends and interest on shareholders' equity	(66.7)	-	0%
Receipt in the offering of subsidiary shares	-	1,030.0	(100)%
Costs in the offering of subsidiary shares	-	(237.3)	(100)%
Lease payments	(68.3)	(60.9)	1196%
Cash generated (used) in financing activities	(1,723.1)	(3,374.2)	(49)%
Increase (decrease) in cash and cash equivalents	(1,146.0)	(128.0)	795%
Effects of exchange rate changes on cash and cash equivalents	(453.8)	(659.2)	(31)%
Cash and cash equivalents at the beginning of the year	9,473.3	10,260.5	-8%
Cash and cash equivalents at the end of the period	7,873.5	9,473.3	(17)%

Net Cash Generated in Operating Activities

In 2023, operating cash generation was positive at R$ 2,827.1 million, compared to the also positive generation of R$ 3,840.9 million in 2022, the main changes are due to the EVEX transaction accounts, suppliers and reduction in financial investments.

Net cash used in investing activities

In 2023, cash used in investing activities totaled R$ 594.6 million, compared to cash used in investing activities of R$ 790.1 million in 2022. The main variations between years were due to the lower volume of investment disposals and higher volume of fixed asset acquisitions in 2023.

Net cash used in financing activities

The volume of cash used in financing activities in 2023 was R$ 1,723.1 million, compared to the cash generated in financing activities of R$ 3,374.2 million in 2022, mainly influenced by the balance between new financing obtained and paid.

2.2 - Operating and Financial Results

(a)       Results of the issuer's operations, including (i) a description of any significant components of revenue and (ii) factors that materially affect the results of operations.

The main factors that affect the Company's revenue are (1) the volume of deliveries of commercial and executive aircraft; (2) the mix of deliveries between the E1 and E2 models for Commercial Aviation and between light and medium jets for Executive Aviation; (3) revenues from services regarding maintenance services of aircrafts, supply of parts and material, training, modifications, flight operation, technical and field support etc; (4)

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revenues from the Defense & Security segment; (5) exchange rate variation, with the US dollar as the company's functional currency; and (6) the entry into service of new products.

The charts below show the company's total revenue by business unit and geographic region. It should be noted that the Commercial Aviation segment accounts for most of the company's revenue, followed by Services & Support, Executive Aviation and Defense & Security. The North American market continues to account for the largest portion of Embraer's revenues, with a 62% share, stable compared to the previous year. This result is again due to the success of the various sales campaigns in the United States and Canada. In addition, in the Executive Aviation segment, this same market accounted for 75% of the total share of executive aircraft delivered in 2023. The Services & Support segment follows the behavior of Commercial and Executive Aviation, and maintains North America as the main revenue generator, accounting for just over 50% of its total. In the Defense & Security segment, revenues for the European continent accounted for approximately 60% of the total, thanks to the success of the C-390 in the region. Brazil's share of Embraer's total revenues fell from 11.1% in 2022 to 8.6% in 2023. The other regions (Latin America, Asia Pacific and others) accounted for 7.6% of total revenues.

Net Revenue by Segment	Net Revenue by Region

In 2023, adjusted EBIT was R$ 1,704.4 million and with a margin of 6.5%, and excludes special items that represent a total negative impact of R$ 181.8 million, divided as follows: 1) R$ (383.4) million with results related to Eve; partially compensated by: 2) R$ 179.0 million relating to the sale of assets and; 3) R$ 22.6 million in positive changes in the value of Embraer's share in Republic Airways Holdings.

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Research expenses in 2023 showed a reduction of 20% when compared to 2022, totaling R$452.8 million, this variation is mainly explained by the lower volume of Embraer projects and Eve activities, since the costs related to their development began to be capitalized as intangible assets as the program reached sufficient maturity in the 3rd quarter of 2023. Commercial expenses rose 11% compared to the previous year and reached R$ 1,569.5 million. Administrative expenses grew 7%, totalling R$ 1,022.5 million. Both followed the growth in turnover, accounting for 4% and 6% of revenue in 2022 and 2023 respectively.

The other net operating income (expenses) account totaled an expense of R$ 35.0 million in the year, a reduction of 98% compared to the previous year. This variation is mainly explained by results related to Eve, tax efficiencies in 2023 and higher corporate expenses in 2022.

(b)        Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

In 2023, Embraer delivered 181 aircraft, 13% more than the 160 aircraft delivered in the previous year, which generated net revenues of R$ 26,110.5 million (US$ 5,268.5 million), 11% more than the R$23,448.8 million (US$ 4,540.4 million) generated in 2022, all business units saw growth in revenues and volumes compared to the previous year, with the Defense & Security segment standing out with an increase in the volume of the C-390 followed by an increase in Commercial Aviation deliveries.

Due to the product mix with lower profitability and non-recurring tax benefits, the gross margin for the period was 17.2%, down from 20.1% in the previous period.

In 2023, net revenue for the Commercial Aviation business reached R$ 7,976.4 million, 15% higher than in 2022. Segment deliveries were 64 aircraft in 2023 and 57 aircraft in 2022.

The Executive Aviation business generated a revenue of R$ 6,434.0 million, an increase of 8% compared to the previous year. In 2023, 115 executive jets were delivered, of which 74 were light jets and 41 were medium jets. In 2022, 102 executive jets were delivered, of which 66 were light jets and 36 were medium jets, representing growth of approximately 13% per year.

Net revenue from the Defense & Security business was R$ 2,567.3 million, 21% higher than in 2022, this variation is mainly due to the greater recognition of revenue from the C-390. Two military C-390 aircraft were delivered in 2023 and one of the same model the previous year.

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The Services & Support business generated R$ 7,072.9 million in revenue, 8% more than in the previous year. This amount includes segment revenues for the Business Units: Commercial Aviation, Executive Aviation, Defense & Security; and agnostic services.

Revenues from other businesses were R$ 397.7 million in 2023, 6% higher than the previous year.

(c)       Material impact of inflation, variation in prices of the main inputs and products, exchange rate and interest rate in the operations and financial results of the issuer

Considering the functional currency determined by the company is the U.S. dollar, the foreign exchange gain (loss) disclosed the financial statements of the company basically refers to monetary items in currencies other than the U.S. dollar. As a strategy to mitigate risks, the allocation of cash to assets denominated in Reais or U.S. dollars held by Embraer is one of the main tools to hedge against exchange rate variations.

Bearing in mind that the company has almost all of its revenues issued or collected in US dollars, as described in item 2.1(i) of this Reference Form, and maintains cash mostly in this same currency, the variation in the exchange rate directly influences the financial result, but does not pose a risk to the company's financial planning, given that the functional currency is the US dollar.

Interest rates affect Embraer's financial results. An increase or decrease in the local interest rate also influences the company's financial result, since the company has more local investments than debt linked to the interest rate, an increase in the interest rate represents an increase in financial income. In 2023, the amount of investments in reais was R$630.1 million and in 2022 the figure was R$676.7 million.

Investments abroad, in dollars and other currencies, have a pre-fixed rate, but when we renew the investment Embraer is subject to market conditions, so an increase in the interest rate indicates an increase in the return on investments abroad, and considering that interest rates increased in 2023, the financial result was positively impacted.

2.3 - Significant changes to accounting standards – Qualifications and emphasis in the auditor’s report

(a)       Significant changes to accounting standards

There were no significant changes, including the adoption of new accounting standards or recently issued technical interpretations, in the annual financial statements for the year ended December 31, 2023.

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New accounting standards and interpretations have been published or are in the process of being amended and shall come into force in the coming years, however they have not been mentioned, as, according to the company’s assessment, no material impact is expected as a result of their application.

(b)       Significant effects of changes to accounting practices

Item not applicable, as there were no significant changes in accounting practices.

(c)       Qualifications and emphasis in the auditor’s report

Considerations on the 2023 independent auditors' report

The independent auditors' reports on the company's financial statements for the fiscal years ended December 31, 2023 did not contain any qualification or emphasis of matter paragraphs.

2.4 - Material events, occurred and expected, in the financial statements

(a) Introduction or sale of operating segment

The company did not change, create or dispose of an operating segment during 2023.

(b)       Incorporation, acquisition or sale of equity interest

The company carried out the following equity interest transactions:

Formation of NIDEC Aerospace, LLC. (2023)

In June 2023, the company and Nidec Motor Corporation ("NMC") entered into a Framework Agreement for the creation of a new entity called Nidec Aerospace, LLC ("Newco") for the development and manufacture of electric propulsion systems for aeronautical use, including for vertical take-off and landing vehicles and fixed-wing aircraft.

The capital structure of this jointly controlled venture is divided between the company and NMC, with the latter holding 51% and NMC 49% of the share capital. Initially, Newco will be managed by a board of directors made up of four members, with two appointed by each shareholder. After obtaining the applicable air certification for the electric propulsion system, Newco's board of directors will consist of five members, with three appointed by the NMC and two by the company.

In October/2023, following the fulfillment of all conditions precedent, including competition approvals, the transaction was completed ("Closing"). On the Closing Date, the company

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invested US$6 million in Newco. The total contribution by the members, in the form of equity or loans, will total US$ 78 million by 2026.

Sale of AllowMe Tecnologias Ltda. ("AllowMe") (2023)

In September 2023, the Board of Directors approved the sale of all the capital quotas held by the company, which represents a 77% stake, in the subsidiary AllowMe. In the same month, the company and Serasa S.A. signed the Quota Purchase and Sale Agreement and Other Covenants for the sale of AllowMe.

The transaction is aligned with the company's long-term strategy of focus and consistent growth in the cybersecurity market.

The transaction closed on November 1, 2023 and, on this date, the sale price was received in cash by the company. This transaction generated a net cash inflow of R$ 201,865 (US$ 41 million) and a gain recognized in the result of R$ 179,049 (US$ 37 million).

(c)       Unusual Events or Transactions

In addition to the events already listed in item (b) above, during the 2023 fiscal year the company did not experience any unusual events or transactions.

2.5.       If the issuer has disclosed, during the last fiscal year, or wishes to disclose non-accounting measurements on this form, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and taxes), the issuer shall:

(a)       Inform the value of non-accounting measurements

	Fiscal year ended December 31,
IFRS	2023	2022
	2021 in millions of Reais, except %
EBIT¹	1,522.6	(555.5)
Adjusted EBIT²	1,704.4	1,376.4
EBIT margin %[3]	5.8%	-2.4%
Adjusted EBIT margin %[4]	6.5%	5.9%
EBITDA[5]	2,577.0	418.7
Adjusted EBITDA[6]	2,758.8	2,350.5
EBITDA margin %[7]	9.9%	1.8%
Adjusted EBITDA margin[8]	10.6%	10.0%
Adjusted net income[9]	333.2	171.0
Net Cash / Net Debt[10]	(2,737.1)	(3,767.2)
Net Cash / Net Debt without EVE[11]	(3,887.6)	(5,387.6)

1. EBIT: corresponds to the operating profit/loss, calculated in accordance with Resolution CVM 156.

2. Adjusted EBIT: corresponds to the operating profit/loss, excluding non-recurring items.

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3. EBIT margin: corresponds to the operating profit/loss, calculated according to Resolution CVM 156, divided by the net revenue recorded in the period.

4. Adjusted EBIT margin: corresponds to the operating profit/loss, excluding non-recurring items, divided by the net revenue recorded in the period.

5.	EBITDA: corresponds to operating profit/loss, plus depreciation and amortization.
6.	EBITDA margin: corresponds to the operating profit/loss, plus depreciation and amortization, divided by the net revenue recorded in the period.

7. EBITDA margin: corresponds to operating income plus depreciation and amortization, divided by net revenue for the period.

8. Adjusted EBITDA margin: corresponds to the operating profit/loss, plus depreciation and amortization, excluding non-recurring items, divided by the net revenue recorded in the period.

9.	Adjusted net income is not an accounting parameter and excludes deferred income tax and social contribution in the period. Under IFRS, income tax and social contribution include a portion of deferred taxes that result mainly from unrealized gains arising from the impacts of exchange rate variation on non-monetary assets (especially Inventories, Property, Plant and Equipment and Intangible Assets). It is important to note that taxes resulting from gains or losses on non-monetary assets are considered deferred taxes and accounted for in the company's consolidated Cash Flow under the account Deferred income tax and social contribution. Adjusted net income also excludes the post-tax impact of the provision related to non-recurring items.

10. Net cash = Cash and cash equivalents + Short- and long-term financial investments – Short- and long-term financing.

11. Net cash (debt) Eve = Cash and Cash Equivalents, (+) short and long-term financial investments - Short and long-term financing.

(b)	Reconciliations between the amounts disclosed and the amounts in the audited financial statements

EBIT is calculated using operating income before consolidated financial income (expenses), calculated in accordance with Resolution CVM 156. Adjusted EBIT is calculated using EBIT, excluding non-recurring items[1], reported annual results include several non-special items that impacted operating income both in current periods and in previous years, as shown in the table below:

	2023	2022
Special items with an effect on Adjusted EBIT	(in millions of R$ )
Mark-to-market Republic shares (Commercial Aviation business)	(22.6)	(8.9)
Assets held for sale	(179.0)	28.9
Results related to Eve	383.4	1,911.8
Total	181.8	1,931.8

EBITDA is calculated based on EBIT, excluding the effect of depreciation and amortization, and adjusted EBITDA is calculated based on EBITDA, including several special items as per the table described above. Adjusted net income excludes the aforementioned special items and also the impact of the provision for deferred income tax in the period.

Net Cash or Net Debt are calculated from the sum of Cash and Cash Equivalents and Short- and Long-Term Financial Investments minus Short- and Long-Term Financing.

EBIT, Adjusted EBIT, EBITDA, Adjusted EBITDA and Adjusted Net Income are not performance measurement indicators in accordance with practices adopted in Brazil or IFRS, nor should they be considered separately as an alternative to net income, an alternative measure of operating performance to operating cash flows or as a measure of liquidity.

*Non-recurring items are positive and/or negative effects not foreseen in the projections of the company's income statements. They are so named because they represent values that are not directly related to the profits or losses resulting from the company's operations and thus they tend not to be repeated in the future.

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EBITDA and ADJUSTED EBITDA	Fiscal year ended December 31,
Income Statement	2023	2022
	2021 in millions of Reais, except %
EBITDA	2,577.0	418.7
Adjusted EBITDA	2,758.8	2,350.5
EBITDA margin %	9.9%	1.8%
Adjusted EBITDA Margin	10.6%	10.0%

EBITDA and ADJUSTED EBITDA RECONCILIATION	Fiscal year ended December 31,
Income Statement	2023	2022
	2021 in millions of Reais, except %
Profit (Loss) attributed to Embraer shareholders and non-controlling shareholders	784.4	(1,047.2)
Profit attributed to non-controlling shareholders	0.8	(93.6)
Income tax and social contribution	(225.5)	(15.4)
Financial income (expenses), net	961.8	644.9
Monetary and exchange variations, net	1.9	(137.8)
Depreciation and amortization	1,054.4	974.2
EBITDA	2,577.0	418.7
EBITDA Margin	9.9%	1.8%

EBITDA and ADJUSTED EBITDA RECONCILIATION	Fiscal year ended December 31,
Income Statement	2023	2022
	2021 in millions of Reais, except %
Mark-to-market Republic shares (Commercial Aviation business)	22.6	(8.9)
Assets held for sale	(179.0)	28.9
Results related to Eve	383.4	1,911.8
Adjusted EBITDA	2,758.8	2,350.5
Adjusted EBITDA Margin	10.6%	10.0%

EBIT and ADJUSTED EBIT RECONCILIATION	Fiscal year ended December 31,
Income Statement	2023	2022
	2021 in millions of Reais, except %
Operating income before financial income (EBIT)	1,522.6	(555.5)
Mark-to-market Republic shares (Commercial Aviation business)	(22.6)	(8.9)
Assets held for sale	(179.0)	28.9
Expenses related to Eve's business	383.4	1,911.8
Adjusted EBIT	1,704.4	1,376.4
% Margin with adjusted EBIT	6.5%	5.9%

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ADJUSTED NET INCOME RECONCILIATION	Fiscal year ended December 31,
Income Statement	2023	2022
	2021 in millions of Reais, except %
Net Income	783.6	(953.6)
Deferred taxes	(763.3)	(458.4)
Special items with effect on Adjusted Net Income	312.9	1,583.0
Mark-to-market Republic shares ( Commercial Aviation Business	(14.9)	(5.9)
Assets held for sale	(118.1)	19.1
Expenses related to Eve's business	445.9	1,569.8
Adjusted Net Income	333.2	171.0

	Fiscal year ended December 31,
Balance Sheet Data	2023	2022
	in millions of Reais, except %
Cash and cash equivalents	7,887.3	9,479.9
Financial investments	3,349.1	3,466.4
Total cash	11,236.4	12,946.3
Short-term financing	615.1	1,609.9
Long term financing	13,358.4	15,103.6
Total Financing	13,973.5	16,713.5
Total Financing Eve	125.6	-
Total Financing without Eve	13,847.9	16,713.5
Net Cash / Net Debt*	(2,737.1)	(3,767.2)
Net debt Eve	1,150.5	1,620.4
Net debt without EVE	(3,887.6)	(5,387.6)

* Net cash (debt) = Cash and cash equivalents plus Short- and long-term financial investments minus Short- and long-term financing

** Net cash (debt) Eve = Cash and cash equivalents plus Short- and long-term financial investments minus Short- and long-term financing

(c)       Explain the reason why the Company understands that such measurement is more appropriate for the correct understanding of your financial condition and the results of its operations

In Embraer's understanding, EBIT and EBITDA show the true income from activities genuinely linked to our corporate purpose, being used internally as measures to assess productivity and efficiency and proving to be useful to assess the company's economic and financial performance. Therefore, they are presented by Embraer as the most appropriate non-accounting measurements for a correct understanding of its financial condition and the results of its operations.

For the adjusted EBIT and adjusted EBITDA measurements, we excluded non-recurring items, making it easier to compare the annual estimates released by the company.

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In the case of the Adjusted Net Income measure, by excluding the effects of deferred tax and non-recurring items, Embraer understands that it facilitates the understanding of the net income actually generated by the company.

Net Cash is used as an indicator of Embraer's liquidity and is widely used by the market.

Additionally, we believe that the use of the non-accounting measurements described above enable investors to follow changes in the indicators released by Embraer.

EBIT, EBIT Margin, Adjusted EBIT, Adjusted EBIT Margin, EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance according to the Accounting Practices Adopted in Brazil, nor by the International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB), do not represent cash flows for the periods presented, should not be considered as substitutes for net income, as indicators of operating performance or as substitutes for cash flow as an indicator of the company's liquidity, nor as a basis for dividend distribution. They do not have a standard meaning and may not be comparable to measures of similar securities provided by other companies, although the information is reconciled in compliance with the provisions of CVM Resolution 156 of June 23, 2022.

The information included in this item 2.5 was prepared on the basis of the Company's financial statements and should be read and analyzed in conjunction with the information contained in the Company's individual and consolidated financial statements and their respective explanatory notes, available on the CVM website (https://www.gov.br/cvm/ptbr), of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (https://b3.com.br/pt_br/) and on the Company's Investor Relations website (https://ri.embraer.com.br/) in the tab "Financial Information" and "Results Center".

2.6 - Events Subsequent to the Last Financial Statements

The issue of the company's individual and consolidated financial statements for December 31, 2022 was approved by the Board of Directors on March 9, 2023. The following subsequent events were reported in the financial statements:

US EXIM credit

Embraer closed a US$ 200 million credit transaction to finance purchases of inputs made by Embraer in the United States. This transaction became effective in January 2023, and disbursements will be made according to proof of purchases of inputs from suppliers. This credit was granted by Citibank and guaranteed by Exim Bank, the official US export credit agency.

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Investment in the MSW MultiCorp 2 fund

On January 27, 2023, Embraer announced an initial investment of R$ 20 million in MSW MultiCorp 2, managed by MSW Capital, for the purpose of attracting and boosting innovative Brazilian startups that have synergy with the company's innovation strategy.

On February 13, 2023, Embraer paid in the amount of R$ 1.3 million. As a result of this payment, Embraer Ventures now holds 40% of the membership units (cotas) of MSW MultiCorp.

2.7 – Income Allocation Policy

The company's profit allocation policy has not changed in the last fiscal year, and follows the provisions described in its bylaws, as follows:

2023
a) Earnings retention rules

According to Law 6,404/76 and the company's bylaws, the net income for the year will be allocated as follows:

(i) 5% (five percent) shall be allocated, before any other allocation, to the establishment of the legal reserve, which shall not exceed 20% of the capital stock;

(ii) an amount shall be allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years, pursuant to section 51, I of the Bylaws;

(iii) an amount shall be allocated to the Investment Reserve, which shall not exceed 80% of the capital stock, to which, by proposal of the Board of Directors, a portion of up to 75% of the adjusted net income for each fiscal year may be allocated, for the purpose of: (i) securing funds for investments in fixed assets, without prejudice to the retention of earnings pursuant to article 196 of Law No. 6,404/76; e (ii) increasing working capital; and also (iii) for carrying out redemption, reimbursement or acquisition of shares of the company's capital stock.

The company may not establish a legal reserve in the fiscal years in which the balance of such reserve, plus the amount of capital reserves referred to in paragraph 1 of article 182 of Law No. 6,404/76, exceeds 30% of the capital stock.

a.i. Amounts of retained earnings (in millions of Reais)	Considering that there are no reserves, the profit for the year of R$783.6 million will be absorbed by the "Accumulated Losses" in the company's Shareholders' Equity.
a.ii Percentages in relation to total declared earnings	Investment Subsidy Reserve: N/A Legal reserve: N/A Investment and working capital reserve: N/A

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b) Dividend distribution rules

The Company's shareholders shall be entitled to receive in each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the fiscal year, which shall be reduced or increased by the following amounts: (a) the amount allocated to the establishment of the legal reserve; and (b) the amount allocated to the establishment of a contingency reserve and reversal of any such reserve established in previous fiscal years;

The payment of dividends determined above may be limited to the amount of net income realized during the fiscal year, provided that the difference is recorded as an unrealized revenue reserve.

The profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, shall be added to the first dividend declared after realization.

The dividend provided for shall not be mandatory in the fiscal year in which the Board of Directors informs the Annual General Shareholders' Meeting that such dividend is not consistent with the company's financial condition.

Profits that are not distributed pursuant to paragraph 1 of art. 51 of the company's Bylaws shall be recorded as a special reserve and, to the extent not offset by losses in subsequent fiscal years, shall be paid as a dividend as soon as the company's financial condition so permits.

The Board of Directors may pay or credit, in each fiscal year, contingent on subsequent confirmation by the Annual General Shareholders' Meeting that reviews the financial statements for the fiscal year, interest on equity, in accordance with the applicable income tax law.

Interest on equity shall be attributed to the amount of dividends declared by the company.

c) Frequency of dividend distributions

Dividends are distributed annually after approval by the Annual General Shareholders' Meeting.

When its economic and financial situation so permits, Embraer may anticipate the distribution of dividends on a quarterly basis through Interest on Equity (IOE).

The Board of Directors may resolve on the preparation of semi-annual balance sheets and declare Interim Dividends. It may also prepare a balance sheet and distribute dividends in shorter periods, provided that the total amount of dividends paid in each semester of the fiscal year does not exceed the amount of capital reserves.

The Board of Directors may declare dividends based on retained earnings or profit reserves recorded in the last annual or semi-annual balance sheet.

d) Any restrictions on the distribution of dividends imposed by legislation or special regulations applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions	Except for the provisions of Law No. 6,404/76 and our bylaws, we have no restrictions on the distribution of dividends imposed by legislation or regulation, by contracts, judicial, administrative or arbitration decisions.
e) if the issuer has a formally approved policy for allocation of income, informing the body responsible for the approval, date of approval and, in the event the issuer publishes the policy, locations on the World Wide Web where the document can be consulted.	Embraer has an Income Allocation Policy, which was approved by the Company's Board of Directors on October 26, 2018, was filed with CVM in the category of the same name and is available on the website ri.embraer.com.br, at the Governance, Policies section.

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2.8 - Material Items not Included in the Financial Statements (off-balance sheet items)

(a)       Assets and liabilities directly or indirectly held by the issuer that are not included in its balance sheet (off-balance sheet items), such as (i) operating lease-purchase agreements, assets and liabilities, (ii) written-off portfolios of receivables on which the entity has not substantially retained or transferred the risks and rewards of ownership of the transferred asset, indicating respective liabilities, (iii) agreements for the future purchase and sale of products or services, (iv) unfinished construction agreements and (v) agreements for future financing disbursements

As described in note 35 to the company's Standardized Financial Statements (Demonstrações Financeiras Padronizadas - DFP) for December 31, 2023, in its ordinary course of business, the company participates in off-balance sheet operations, as follows:

Backstop commitments (Commercial Aviation)

In certain firm contracts for the sale of commercial jets included in the backlog, the company has undertaken on guarantee commitments to provide financing in the event that the customer is unable to obtain sufficient credit lines for the deliveries of the aircraft.

Historically, the company has requested and provided financing in limited cases to its customers during deliveries of the E-Jets family, which demonstrates the existence of alternative sources of financing in the market to pass on backstop commitments and the remote likelihood of exercise. In addition, the company retains ownership of the assembled aircraft until the customer fulfills the payments upon delivery, so it is not exposed to risk of loss.

With the purpose of mitigating exposure to credit risk, the exercise of this guarantee depends on the customer’s financial conditions on the date of communication of the exercise and conditions precedent to be fulfilled. If financing is provided, the company maintains the financed aircraft as collateral in the financing structure.

Backlog

The company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2023, totaled US$ 18.7 billion, of which US$ 17.2 billion should be realized in the next 5 years, based on the company's estimate.

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The company recognizes revenue when (or as) it satisfies a performance obligation by transferring the promised good or service (i.e. an asset) to the customer. The asset is transferred when (or as) the client obtains control of that asset.

(b)       Other Items not included in the Financial Statements

There are no other items not shown in the financial statements.

2.9 - Comments on off-balance sheet items

Below we present information related to the items mentioned in item 2.8 of this Reference Form, as well as Management's perception of their potential occurrence and effects on the company's financial statements.

(a)       How these items change or may change revenue, expenses, operating income (expense), financial expenses or other items of the financial statements of the issuer

Backlog

The company has a backlog with unmet or partially met performance obligations. The amount of revenue allocated to unmet (or partially met) performance obligations, as of December 31, 2023, totaled US$ 18.7 billion, of which US$ 17.2 billion should be realized in the next 5 years, based on the company's estimate.

Backstop commitments (Commercial Aviation)

With the purpose of mitigating exposure to credit risk, the exercise of this financing guarantee depends on the customer’s financial conditions on the date of communication of the exercise and conditions precedent to be fulfilled. If financing is provided, the company maintains the financed aircraft as collateral in the financing structure. In item 2.8 we provide further information on the context in which these financing commitments were granted.

(b)       Nature and purpose of the transaction

For a description of the nature and purpose of each operation, see item 2.8(a) of this Brazilian Annual Report.

(c)       Nature and amount of obligations assumed and rights created in favor of the issuer as a result of the transaction

For a description of the amount of obligations assumed and rights created in favor of the Company as a result of off-balance sheet transactions, see item 2.8(a) of this Brazilian Annual Report.

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2.10 - Business plan

(a)       Investments

(i)       Quantitative and qualitative description of ongoing and expected investments

In the Commercial Aviation segment, we highlight the development of the E2 jets, the second generation of the E-Jets family, consisting of the E175-E2, E190-E2 and E195-E2 models, which was launched in June 2013; the entry into service of the first model, the E190-E2, for the customer Wideroe, from Norway, took place in April 2018. In 2019, the E195-E2 was certified and entered into service in September of the same year, with the first delivery to AerCap and Azul Airlines. The E175 E2 performed its maiden flight in December 2019. On February 18, 2022, the company released a Material Fact informing a three-year pause in the development of the E175-E2 Program, due to continuous discussions between the main US airlines and their respective pilot unions, regarding the maximum take-off weight (MTOW) for aircraft with up to 76 seats, as well the conditions of the global commercial aviation market and the continued interest in the current E175 jet in the US market. The company expects the aircraft to enter service between 2027 and 2028. Until such previous period before the entrance into service, Embraer continues to offer the E175 jet of first generation of E-Jets, which is a market leader and the most efficient and comfortable commercial aircraft in the 76-seat category.

In Executive Aviation, recent investments refer to the development of the Phenom 100EX, implementation of the availability of the autothrottle feature for the Phenom 300E and sustainability advances towards adapting the portfolio for operation with 100% SAF fuel. Phenom 100EX is the latest evolution of the Phenom 100 series, which incorporates Embraer's design DNA and offers the best experience for pilots and passengers with a higher level of comfort, operational versatility and new avionics features centered on single-pilot technologies. The aircraft has triple ANAC, FAA and EASA certification, and its production beginning in 2024 is already fully sold out. As for the new autothrottle feature on the Phenom 300E, it will be available for aircraft delivered from the third quarter of 2024 and also for aircraft that have received factory-installed provisions from January 2023. This feature enhances the jet's operational capabilities to fly in a more automated and intuitive way, acting on throttle control during the various phases of flight. As for advances in sustainability in 2023, Embraer conducted flight tests using 100% sustainable aviation fuel (SAF) in the Phenom 300E and Praetor 600 executive models. This achievement is yet another significant milestone in the journey towards net zero emissions from aviation by 2050, demonstrating the company's determination to adapt its current products to be more

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sustainable and to promote the adherence of customers and the industry to this new standard.

Expenses related to the Defense & Security Business Unit development programs are investments predominantly made by its customers, which is the main customer of this business unit. A significant portion of these programs is defined as construction contracts. The revenue associated with such contracts is realized on a percentage of completion basis, as performance milestones are achieved.

Among the main investments in 2023 in the Services & Support area, we highlight the projects of greatest relevance and financial return:

1. Development of OGMA's industrialization project to put the GTF engine repair activity into service from 2024:

Since 2020, OGMA has invested in new facilities and employee training to start supporting GTF engines. At the end of 2023, OGMA announced the completion of the cells and test facilities needed for the GTF. The first induction of the PW1100G engine is expected to take place by April 2024. By 2026, the company will begin servicing the PW1900G used in the E2.

2. Support for E2 Fleet Expansion and Executive Aviation Fleet Growth:

Investment aimed at expanding the E2 fleet and supporting new and renewed contracts for integrated logistics support services and comprehensive airframe maintenance programs, such as the Pool Program for Commercial Aviation and Embraer Executive Care for Executive Aviation. These long-term contracts mainly include pool contracts and other services such as spare parts, repair, maintenance and technical services.

3. Expansion of the Training Support Structure:

Embraer-CAE Training Services (ECTS) has announced the expansion of the joint venture between the companies to include pilot and cabin crew training for the E-Jets E2 family. The new pilot training program in Singapore was inaugurated in February 2024 with a new state-of-the-art full flight simulator for the E2 E-Jets at CAE's on-site Flight Training Center. As well as providing after-sales services, it is also a valuable addition to the region's aviation and aerospace ecosystem, driving growth and improving the skills of new talent in the sector.

In the business jet Services market, investment in training remains strong. In 2023, ECTS implemented a new full flight simulator for the Phenom 300E in Las Vegas, Nevada, USA.

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At the end of the year, ECTS announced a further expansion of training capacity with two new Phenom 300 flight simulators to meet the growing demand for executive jet training in the United States and Europe.

In 2023, most of the company's investments were related to the development of: a) Executive Aviation: mainly the Phenom family; b) Services & Support: GTF engine repair activity at OGMA and expansion of maintenance services to support the growth of the Commercial and Business fleets; c) Other Segments: eVTOL (electric vehicle and vertical landing) stands out.

The table below shows the investments in research and development (R&D) and Capex of the company, in 2023, 2022 and 2020.

	2023	2022
US$ million	Realized	Realized
R&D	282.4	229.8
Capex	131.8	66.1
Total	414.2	248.8

(ii)       Sources of funds for investments

Investments consist primarily of funds associated with the development of aircraft for the Commercial and Executive Aviation markets and of Investments in industrial capacity in Brazil and abroad. Generally, such investments derive from loan and financing operations with financial institutions and financing agencies, such as the Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social), and are characterized as contributions from risk partners and advances from customers.

The financial resources raised by the company in 2023 are described in Item 2.1(f), of this Brazilian Annual Report (Formulário de Referência).

(iii)       Material ongoing and expected divestments

The company has no ongoing or expected material divestments.

(b)       Provided it has been disclosed, inform the purchase of plant, equipment, patents or other assets that should materially influence the production capacity of the issuer.

In the fiscal year ended December 31, 2023, there were no acquisitions of plants, equipment, patents or other assets that would materially influence the company's production capacity.

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(c)       New products and services, informing (i) a description of ongoing research that has already been disclosed, (ii) total amounts invested by the company in research for the development of new products or services, (iii) ongoing projects that have already been disclosed; and (iv) total amounts invested by the issuer in the development of new products or services

Based on its business plans and monitoring of the global technological and innovation scenario, Embraer sets forth a Research & Development & Innovation plan aiming to investigate and develop solutions for the main challenges the global aeronautic industry may face in the coming years in connection with design, development, production and commercialization of aircraft, in order to remain competitive. These preparatory efforts to apply advanced technologies will make aircraft lighter, quieter, more comfortable and efficient in terms of consumption of energy and emissions, and will decrease the time required to design and manufacture aircraft, while optimizing resources.

The company establishes and reviews its Innovation Verticals every year. They are Innovation priorities for investment, which includes connecting with new businesses, new markets and disruptive innovations, as was the case with Eve Air Mobility, a company generated from integrated work within this model.

The company currently has the Verticals Net Zero, AI & Data Science, Industry 4.0, Airframe Competitiveness, Autonomous Flight, Cybersecurity and Passenger Experience.

In order to expand the reach of the results and minimize the risks of developments, the company's pre-competitive research and development strategy is structured as a program that has as essential skills not only the ability to manage and execute multidisciplinary projects, but also to maintain and coordinate a network of development partners, integrating several institutions (universities, research institutes, development institutions and companies). It is worth highlighting some important partnerships for the advancement of Embraer's innovation.

Embraer contributes to technological advances in Brazil and the global aerospace industry. The company's journey towards evolution and innovation is carried out every day through commitment, networking and a great deal of collaboration in the ecosystem that involves partners, various universities and research institutions, suppliers and customers. In 2023, Embraer, in partnership with ITA (Technological Institute of Aeronautics) and FAPESP (Fundação de Amparo à Pesquisa do Estado de São Paulo), inaugurated FLYMOV (Flight and Mobility Innovation Center), an Engineering Research Center (CPE) aimed at studies for the Air Mobility of the Future. Unicamp and USP-São Carlos are also partners of

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FLYMOV. The unprecedented initiative in Brazil was announced in 2022 and brings together representatives of the scientific community and professionals from the aeronautical industry in activities based on three pillars: low-carbon aviation, autonomous systems, and advanced design and manufacturing. The goal is to find innovative technological solutions that will boost the sustainability and competitiveness of the global innovation ecosystem. FLYMOV mobilizes more than 130 people, including researchers, Embraer employees and fellows—scientific initiation, master's, doctoral and post-doctoral—in an ambitious initiative aimed at establishing a new framework for the competitiveness of Brazil's industry and for training the professionals who will transform the air mobility innovation ecosystem.

Embraer and Collins Aerospace continue to collaborate on the development and testing of an innovative electrothermal heating technology based on carbon nanotubes (CNT) for ice protection systems. In 2023, a flight was carried out in an environment with natural ice. Electrothermal CNT technology is lighter and more energy efficient, as well as using environmentally better manufacturing processes than current systems. Embraer believes it will become the future standard for ice protection, including in more electric aircraft designs.

Continuous progress towards greater efficiency and safety is a decisive factor for Embraer to invest in autonomous flight technologies. Autonomous flight is an important advance in aviation and is based on a combination of technologies such as sensors, control systems, communication and artificial intelligence. The application of these technologies has given rise to new markets, such as the drone market, where aircraft without a pilot on board can operate safely, often carrying out dangerous missions without human life having to be exposed to risk. The same technology, in a different context, can help pilots drive the aircraft safely, reducing their workload, broadening their view of the nearby airspace and aiding decision-making. All this technology under development will be incorporated into Embraer's portfolio, contributing to the company's competitiveness and perpetuity in the long term.

Embraer believes that autonomous flight will revolutionize various sectors of the economy, with agriculture being a market with strong potential to be a pioneer in the application of this technology. High precision, optimizing the use of inputs, reducing losses due to crop crushing and operating at night in complete safety are some of the features that autonomous flight brings to agribusiness, making it possible to gain productivity with absolute respect for the environment.

On May 5, 2023, Embraer signed an agreement with the Financier of Studies and Projects (Finep) to develop demonstrator platforms for new aeronautical technologies. With this, public resources will be used to share with companies the costs and risks inherent in research and development at low and medium levels of technological maturity

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Embraer and FlightSafety International inaugurated a new Praetor flight simulator in Orlando, Florida. The simulator has already been approved by the US Federal Aviation Administration (FAA). Initial training is already available to customers, as is recurrent training. The companies also announced the launch of the fourth Praetor simulator in Europe, at a location to be determined. The start of operations is scheduled for the end of 2024

Embraer and the German Aerospace Center (Deutsches Zentrum für Luft-und Raumfahrt; DLR) have announced a Memorandum of Understanding (MoU) for collaboration in pre-competitive technology research and development activities. The aim is to assess the possibility of establishing future cooperation on a wide range of initiatives. This includes aircraft design, systems and flight physics, system architectures, flight tests, wind tunnel experiments, structures and materials, and safety.

In 2023, the company's total investment was US$ 414.2 million, with US$ 192.1 million in Product Development, US$ 90.3 million in Research and US$ 131.8 million in Capex. It is important to mention that this amount excluded expenses related to equipment and fixed assets, which total US$ 1.5 million, and are mainly from programs in the Defense & Security segment. These expenses are deemed in the terms and conditions of their respective contracts as customer investments and, consequently, are not part of the company's CAPEX estimate.

The company's investments are financed with equity and third-party capital.

(d)        Opportunities included in the issuer's business plan related to ESG issues

The aviation industry is under increasing pressure from governments, regulatory organizations and the general public to reduce its greenhouse gas emissions, the sector's main ESG challenge. In this regard, the industry has come together and committed itself to zero net carbon emissions by 2050, a goal that, to be achieved within the desired timescale, requires both manufacturers and airlines to employ new thinking and search for bold and feasible solutions.

Embraer recognizes the urgency of the climate crisis and is fully committed to a sustainable future. We are stepping up our efforts to minimize our carbon footprint while remaining dedicated to the development of innovative solutions that have a broader impact for our customers, our local communities and society at large. Innovation and new technologies play an increasing role in the company's business plans, in the search for more sustainable operations.

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Embraer understands that smaller aircraft will be the first platforms on which new propulsion systems will be introduced: this small-scale application—as in regional aircraft—will precede the gradual advancement of technologies in larger aircraft, which is seen as an opportunity for the company's business. Embraer's sustainability roadmap, with a product concept development plan, was announced at the end of 2021, and its success will depend on technological readiness to reach important milestones:

Starting today, Embraer's modern E2 is the most fuel-efficient single-aisle aircraft in commercial service, reducing emissions by more than 30% compared to the previous generation of aircraft. Immediately, it is an important instrument for operators with old fleets to reduce emissions. In 2023, 39 aircraft from the E2 family were delivered.

After initial studies of four new aircraft concepts, with new propulsion architectures that use renewable energies, Embraer evolved, in 2022, in new advances of the "Energia Family" program. The company now focuses on two projects with nineteen to thirty seats for hybrid electric and hydrogen electric propulsion. The surveys have been developed based on Embraer's fifty-year technical experience, external contributions from airlines and joint studies with engine manufacturers. Both projects offer a real and viable path to zero carbon emissions. Developments continue and Embraer plans the first flight of its hydrogen-powered electric demonstrator in 2025. The first production aircraft could enter into commercial service in the mid-2030s.

In the next decade, around 2045, we may see the first flight of Embraer's hydrogen-powered turboprop, and finally, by 2050, Embraer's goal is to have a hydrogen-powered E2 or similar-sized aircraft flying into the skies.

In addition to commercial aviation, urban air mobility is an important vector of opportunities for Embraer's business. The development of "eVTOL"—electric vertical take-off and landing vehicle, 100% electric with zero emission and low noise is in progress. Eve's market-leading backlog currently includes orders for up to two thousand eight hundred and fifty eVTOLs. In 2026, eVTOL should be transporting passengers through cities, transforming the mobility of metropolises.

These are certainly bold and ambitious steps, but with more than 50 years of experience in the regional market, manufacturing efficiencies combined with an extremely competitive cost structure, Embraer is ideally positioned to bring disruptive technologies to smaller aircraft platforms. The company is also fostering new partnerships and working closely with leading universities and academic institutions to address challenges in energy collection,

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storage and thermal management, as well as exploring new ways to make business operations more efficient with its global customers and governments.

The next two decades will be ones of transformation in regional aviation, with the low carbon considerations inherently associated with the development of any new product. But ESG challenges are also driving Embraer in other activities. In 2021, the company assumed environmental commitments linked to its production processes: (i) carbon neutral growth as of 2020; (ii) carbon neutrality of its operations in 2040; and (iii) electricity from 100% renewable sources in 2030. In 2023, the goals evolved and gained concrete actions on several fronts, such as:

•       One of the first measures aimed at decarbonizing operations is the reduction of Scope 2 emissions, associated with the use of electricity. With regard to this scope, in Brazil, power purchase agreements have already been signed to ensure that 100% of the electricity purchased by Embraer in the country comes from renewable sources, starting in 2024, and in 2023 the company dedicated its efforts to structuring its renewable electricity purchase plan for its operations in the United States. Electricity consumption in its operations in Brazil represents around 70% of the total consumed in all its operations worldwide.

•       In 2023, Embraer continued with its sustainable aviation fuel (SAF) procurement strategy, which today takes place at its Melbourne plant in the United States. The company has been working to ensure that this process evolves consistently, so that it is possible to properly track and report the benefits obtained from the purchase of this fuel, while establishing partnerships with companies in the sector, with the aim of leveraging the supply of SAF in the regions where it is present. Embraer is directly involved in various initiatives and partnerships for research and development in the SAF chain in Brazil and around the world. Last year, it joined the Roundtable on Sustainable Biomaterials (RSB), an organization that promotes a just and sustainable transition to a circular economy, and also the International Aerospace Environmental Group (IAEG) working group, dedicated to studying the compatibility of current aircraft with the use of 100% renewable SAF.

•       In 2023, in partnership with Honeywell Aerospace, Parker, Pratt & Whitney Canada, Safran and WorldFuel, the Phenom 300E and Praetor 600 business aircraft were successfully tested with 100% pure sustainable aviation fuel (SAF). The tests, with an engine running on 100% SAF, were carried out at Embraer's facilities in Melbourne and provided significant information on the performance of the systems when using an entirely renewable fuel source.

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In the social area, Embraer seeks to be a plural and humane company that respects the individuality of each employee. Valuing characteristics and behaviors, the company emphasizes that every human being is part of a process, and always seeks to provide the necessary support for its employees to perform their duties with a sense of belonging.

Embraer, with its focus on the inclusion and representation of all people, and efforts aimed at ensuring that minority or underrepresented groups are a genuine part of the company, has corporate goals for Diversity & Inclusion, which are a central issue of its culture:

•       Continuous Diversity & Inclusion training

•       Commitment to have 50% diversity in hiring

•       25% of women in the Master's Program in Aeronautical Engineering

•       20% of women in senior leadership positions

Externally, for more than 20 years, the Embraer Institute of Education and Research has supported education in Brazil to build a fairer and more inclusive country, running two full-time high schools for students from public schools and low income families in São José dos Campos and Botucatu, in the countryside of São Paulo. There is also a contingent of paying students (20% of the total student body), reaching a total of 720 students in 2023. More than five thousand young people have graduated from high school since the Embraer Colleges were set up.

2.11 - Others Material Factors

In 2023, the company's advertising expenses totaled approximately R$ 179 million, most of which was spent on fairs and exhibitions, advertising campaigns and other promotional activities. Business areas request these expenses annually and they are submitted to the company's management for approval, in order to enable the marketing efforts of products and services.

Main events that occurred during the year and impacts on the financial statements:

Russia-Ukraine conflict

The company, in compliance with sanctions imposed on Russia, Belarus and certain regions of Ukraine by the laws of the jurisdictions to which it is subject, has suspended the supply of parts, maintenance and technical support to customers affected by said sanctions.

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The company continues to monitor its supply chain in the face of uncertainties related to the conflict between Russia and Ukraine and the challenges of the current macroeconomic scenario, as well as the impacts of inflation. Although there is no immediate concern about the availability of titanium in our supply chain, considering our current stock position and the alternative sources that exist in other countries, we will continue to monitor our supply chain to identify possible restrictions.

As of December 31, 2023, the company has no material assets or liabilities exposed to Russia, Belarus or Ukraine, therefore, no material accounting impact has been identified up to the date of authorization for the issuance of these financial statements.

Israel-Hamas conflict

The conflict between Israel and Hamas could have an impact on the company's supply chain, depending on its evolution and developments. In order to monitor these potential impacts, as well as others related to operations and clients, the company closely follows the facts regarding this conflict.

As of December 31, 2023, the company has no material assets or liabilities exposed to Israel or Palestine, so no material accounting impact has been identified as of the date of authorization to issue these financial statements.

Repurchase offer and debt security issue

Between June/2023 and September/2023, through a repurchase offer, the company repurchased US$ 1,375,493 thousand of the following outstanding notes:

•	US$ 952,782 thousand: redemption of all the notes bearing interest at 5.05% p.a. and maturing in 2025.
•	US$ 205,965 thousand: partial redemption of notes remunerated at 5.40% p.a. and maturing in 2027.
•	US$ 189,746 thousand: partial redemption of notes bearing interest at 6.95% pa and maturing in 2028.

The company recognized US$ 5,407 thousand in the financial result as a gain arising from the repurchase transactions of the notes in circulation listed above.

Additionally, in July 2023, the company issued US$ 750,000 in debt securities maturing in 2030.

Renegotiation with client

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In September 2023, the company concluded a debt renegotiation with one of its clients. The renegotiated amounts will be remunerated at 7.5% p.a. and paid off by 2030. In addition, renegotiation takes into account the receipt of the counterparty's equity instrument. The main impact of this renegotiation was the derecognition of existing assets, initially classified as customer financing, and the subsequent recognition of modified assets.

The company's results were not significantly impacted as a result of this renegotiation.

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Annex II – OPINION AND REPORT OF THE AUDIT, RISK AND ETHICS COMMITTEE

Report for the purposes of item VII of art. 27 of RCVM 80 and Opinion in compliance with item III of the sole paragraph of art. 10 of RCVM 81)

Opinion and Summary Report on the Work of the Audit, Risk and Ethics Committee

Pursuant to the provisions of its Internal Regulations, the Audit, Risk and Ethics Committee ("Committee") of Embraer S.A. ("Embraer" or "Company") is responsible for advising the Board of Directors with a focus on the following matters:

(a)	supervision and proposal of reviews of the most relevant risks of an operational, strategic, financial, regulatory or cybernetic nature in the markets managed by the Company, by diagnosing risk sources in Embraer's activities and its strategy;
(b)	assessment of the suitability of risk management and assessment models, as well as adherence tests and validation of the models used;
(c)	analysis and opinion on corporate risk management guidelines and policies, primarily regarding risk appetite and risk culture;
(d)	analysis and opinion on the management and accounting information disclosed to the public and regulatory bodies, including the Brazilian Annual Report and Form 20-F;
(e)	assessment of the suitability of human and financial resources allocated to risk management;
(f)	assessment of the suitability of the Company's Code of Ethics and Conduct and Helpline;
(g)	follow-up of investigations and corrective measures for violations of the Company's Code of Ethics and Conduct, which may be directly conducted whenever it deems necessary;
(h)	follow-up of the suitability of the Data Protection Office structure, as well the progress of activities and initiatives related to the protection of personal data; and
(i)	assessment of the suitability of the Company's cybersecurity strategy and actions, including short- and long-term action plans for monitoring and handling possible cyberattacks.

In addition, the Committee performs the duties of (i) an Audit Committee for purposes of US law, especially the "Sarbanes-Oxley Act", (ii) a Statutory Audit Committee, pursuant to Resolution 80, of March 29, 2022 ("RCVM 80"), of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – "CVM"), and (iii) an Ethics and Conduct Committee.

The Committee's duties are based on information received from the Management, the external auditors, the internal audit, the compliance area and those responsible for risk management and internal controls and for preparing financial statements.

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Mr. Dan Ioschpe is the Committee's Coordinator and Mr. João Cox Neto is the audit committee financial expert.

The Committee's Internal Regulations were reviewed in 2023 to update its responsibilities, including greater detail on the management and accounting information disclosed to the public and regulatory bodies that must be analyzed by the members.

Committee Activities for the 2023 Fiscal Year

On May 5, 2023, the Committee's composition was changed as follows (i) Mr. Dan Ioschpe, an independent member of Embraer, joined the Committee as its Coordinator, (ii) Mr. Mauro Gentile Rodrigues da Cunha joined the Committee, replacing Mr. Raul Calfat, both independent members of Embraer, (iii) Mr. João Cox Neto joined the Committee as an external member, under the terms of paragraph 1 of art. 35 of the Company's Bylaws, replacing Mr. Sérgio Eraldo Salles Pinto, and ceased to be the Committee's Coordinator. Claudia Sender Ramirez and Vanessa Claro Lopes remain as members of the Committee.

The Chairman of the Board of Directors, the Chief Executive Officer and the Executive Vice-President for Finance and Investor Relations are permanent guests at the Committee's meetings.

The Committee met 8 times between February 9 and December 4, 2023, when it assessed and analyzed topics related to the Committee's duties and responsibilities, including the following.

1.	Internal Controls and Risk Management System

During the 2023 fiscal year, the Committee assessed, in meetings with the Risk and Internal Controls Management, aspects related to Embraer's risk management and control, by monitoring the assessment cycle of SOX 2023 activities, and updating the topic of Significant Unusual Transactions (SUTs).

Following the completion of the project to improve the corporate risk management process in 2022, the Company's risk maps and their respective action plans were updated in 2023 as part of a structured effort by the Company's Risk and Internal Controls area, with close monitoring by the Committee.

The Committee, based on the information brought to its attention, records as positive the efforts being made in order to ensure the effectiveness of the Company's internal control and risk management systems.

2.	External Audit

The Committee maintains a periodic communication channel with the external auditors for wide discussion of the results of its work and relevant accounting aspects, in a manner that allows its members to base their opinion on the accuracy of the financial statements and financial reports. In 2023, the Committee met with the Company's external auditors on 4 occasions.

The Committee monitored the activities of the independent external auditors in order to assess their independence, quality and adequacy of the services provided to the Company. It also assessed and recommended that the Board of Directors approve the planning of its activities for the 2024 fiscal year, and this plan was approved in November 2023.

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3.	Internal Audit

The Committee monitored the audit process carried out by the Internal Audit area, by holding periodic meetings to monitor the execution of the audit plan for the 2023 fiscal year. In addition, it assessed and recommended the approval of the planning of its work related to the 2024 fiscal year to the Board of Directors, and such plan was approved in December 2023.

The Committee assesses the scope and quality of the works carried out by the Internal Audit as positive. The results of these activities, presented at 4 Committee meetings in 2023, did not inform the Committee about existing risks that could materially affect the Company's sustainability.

The Internal Audit Regulations were reviewed in 2023 to update its duties and responsibilities, including more details on its activities.

4.	Legal and Compliance

The Committee followed and monitored, through detailed presentations made by the Executive Vice-Presidency for Legal Affairs and Compliance, the improvement and evolution of the Compliance Program, with the following highlights the 2023 fiscal year:

i)	the completion of the deployment process of the new Compliance portal, Fly Right (Lextegrity);

ii) the resumption of the project to simplify the third-party due diligence process for low-risk cases; and

iii) the improved visibility of Compliance's work, by reporting to the Committee the indicators of all the Compliance Program's fronts, as well as the reports from the whistleblowing channel.

The Code of Ethics and Conduct was also reviewed and the main amendments were: (i) a new visual identity, (ii) the inclusion of the themes of diversity, equity and ESG, and (iii) the inclusion of culture pillars. As recommended by the Committee, the Board of Directors approved the Review of the Company's Code of Ethics and Conduct.

5.	Individual and Consolidated Financial Statements

The Committee analyzed the procedures involved in preparing individual and consolidated balance sheets and the notes to the Company's financial statements. The Committee reviewed the Company's internal controls, the relevant accounting practices adopted by Embraer in the preparation of the financial statements. It was verified that they are in accordance with accounting practices adopted in Brazil and with international financial reporting standards (IFRS). The Committee also based its analysis on the unqualified opinion of the independent auditors.

6. Other relevant matters:

6.1 Cyber security

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The Committee followed up and monitored the Company's cyber security plans through presentations from the information technology area, as well as the follow-up and improvements required due to the new SEC regulations that came into force in 2023.

6.2 Clawback Policy

During 2023, the Committee worked on the proposed Clawback Policy together with the People and ESG Committee. The Policy complies with the new SEC rules that came into force on December 1, 2023.

As recommended by the Committee, the Board of Directors approved the Clawback Policy.

7.	Recommendations

Throughout the 2023 fiscal year, the Committee reported the progress of its work to the Board of Directors in all its annual meetings, giving opinions and making recommendations on various matters under its responsibility.

8.	Opinion on the Consolidated Financial Statements – Dec. 31, 2023

The Committee recommends the approval by the Board of Directors of Embraer's consolidated financial statements for the year ended December 31, 2022 prepared by the Board of Executive Officers and audited by the independent auditors.

São José dos Campos, March 6, 2024

Dan Ioschpe

Claudia Sender Ramirez

Mauro Gentile Rodrigues da Cunha

Vanessa Claro Lopes

João Cox Neto

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Annex III – INFORMATION ABOUT THE CANDIDATES FOR THE FISCAL COUNCIL

(Items 7.3 to 7.6 of the Brazilian Annual Report of RCVM 80)

7.3 - Composition and professional experience of the Management and Fiscal Council:

Name	Date of Birth	Management body	Date of election	Term of office	Independent member [2]
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Mario Ernesto Vampré Humberg	July 24, 1963	Fiscal Council	April 25, 2024	1 year	Yes
057.161.178-80	Economist	42 - Chairman of the F.C. Elected by Common Minority Shareholders	April 25, 2024	No	5
No.

2 The Company adopts the criteria defined in the Novo Mercado Regulations to determine the independence of the member.

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Main professional experiences in the last five years:

(i)       Embraer S.A.: Member of the Fiscal Council since April 2020 and Chairman of the Fiscal Council since May 2023. Company's Main Activity: Aeronautics.

Management positions held in other companies or third sector organizations:

(i)       Associação Paraolímpica de Campinas (APC) – Chairman of the Advisory Board since May 2023. NGO's Main Activity Training people with disabilities with a view to social inclusion through the promotion and development of sporting activities.

Education: Economics from the University of São Paulo (São Paulo, Brazil) in 1989 and an extension course in Controllership from Faculdade Trevisan (São Paulo, Brazil) in 1997.

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mr. Mario Ernesto Vampré Humberg has declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Doris Beatriz França Wilhelm	December 17, 1954	Fiscal Council	April 28, 2023	1 year	Yes
184.886.250-49	Economist	48 - F.C.(Alternate) Elected	April 28, 2023	No	1
No.

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The main professional experiences in the last five years are:

(i)               Embraer S.A.: Embraer S.A.: Alternate member of the Fiscal Council, since April 2023. Main activity of the company: Aeronautics.

(ii)              Banco Cooperativo Sicredi S.A and SicrediPar:S.A.: independent member of the Statutory Audit Committee (Mar/2023-Mar/26) – Financial and Equity Sector

(iii)             Metalúrgica Gerdau S.A.: Full member of the Fiscal Council Board since April 2023. Main activity of the company: Steel

(iv)             Serra Azul Water Park S.A. Wet´n Wild.: Full Member of the Board of Directors from March 2021 to April 2023. Main Activity of the company: Entertainment Amusement parks and theme parks.

(v)              Pomi Frutas S.A.: Full Member of the Board of Directors from September 2017 to May 2022. Main activity of the company: Apple production agribusiness

(vi)             Grupo Pão-de-Açúcar (CBD): Full Member of the Fiscal Council from April 2021 to April 2023. Main activity of the company: Retailing of food and other products

(vii)           Metalúrgica Gerdau S.A.: Full Member of the Fiscal Board from April 2016 to April 2023. Main Activity of the company: Steel and Metallurgy.

(viii)          CVC BRASIL Operadora e Agência de Viagens S.A.: Full Member and President of the S.A. Fiscal Council from April 2018 until October 9, 2020. Main activity of the company: Tourism Travel agency.

(ix)             Terra Santa Agro S.A.: Alternate Member of the Fiscal Board from April 2018 to April 2020. Main activity of the company: Administration and leasing of properties in rural areas.

Management positions held in other companies or third sector organizations:

(i)Instituto IMEO (Mulheres em Operações) - Member of the Advisory Board from 2023 to 2025.

(ii)Parceiros Voluntários: Member of the Fiscal Council from 2021 to 2024.

Education: Economist (1979), CORECON no 29.140-4; Specialization in Industrial Economics (1983), both by UFRGS; Master Program in International Finance at the Business School of the University of WestMinster of London (1996), as a fellow of the British Council Chevening Award (1994-1996); Extension Courses in International Global Finance and Development Economies at the London School of Economics (1994); Business Presentations, Management Focus, Socialization, Negotiation by IIC – London; and Marketplace & Negotiation at the University of London, among others. IBGC Certified Director (CCA).

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mrs. Doris Beatriz França Wilhelm declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Carla Alessandra Trematore	October 10, 1975	Fiscal Council	April 25, 2024	1 year	Yes
248.855.668-86	Accountant	F.C. (Effective) Elected. Vice Chairman of the Fiscal Council	April 25, 2024	No	1
No.

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Main professional experiences in the last five years:

(i)               Embraer S.A.: Independent member of the Fiscal Council since April 2023 and alternate member from April 2022 to April 2023. Company's Main Activity: Aeronautics.

(ii)              Allied Brasil.: Independent Member of the Board of Directors since September 2023 and Independent Member of the Audit Committee since June 2021. Company's Main Activity: Consumer electronics retail.

(iii)             Cosan S.A.: Independent member of the Audit Committee since August 2023. Effective member of the Fiscal Council from April 2022 to April 2023 and alternate member from April 2018 to March 2022; Company's Main Activity: Energy.

(iv)             RUMO S.A.: Effective member of the Fiscal Council since April 2023 and alternate member from July 2020 to April 2023. Company's Main Activity: Logistics operator.

(v)              Agrogalaxy Participações S.A.: Independent member of the Audit Committee since December 2022. Company's Main Activity: Retail of agricultural inputs and agribusiness services

(vi)             CI&T.: Independent member of the Board of Directors and Audit Committee since September 2022. Company's Main Activity: Digital solutions.

(vii)           BR Advisory Partners Participações.: Independent member of the Board of Directors and Audit Committee of BR Advisory Partners Participações since April and February 2022, respectively; Company's Main Activity: Investment banking.

(viii)          Grupo Oncoclínicas.: Independent member of the Audit Committee since June 2021. Company's Main Activity: Management and administration of oncology services.

(ix)             Localiza.: Member of the Fiscal Council since May 2021. Company's Main Activity: Car rental.

(x)              BRB – Banco de Brasília.: Member of the Board of Directors from December 2020 to March 2021. Company's Main Activity: Financial institution.

(xi)             ISA CTEEP.: Member of the Fiscal Council since April 2019. Company's Main Activity: Electricity transmission company.

(xii)           Ânima Educação.: Member of the Fiscal Council since October 2018. Company's Main Activity: Higher education.

(xiii)          Comgás.: Member of the Fiscal Council since April 2018. Company's Main Activity: Piped natural gas concessionaire.

(xiv)          Via Varejo.: Member of the Fiscal Council from April 2017 to April 2018 and from April 2019 to June 2020. Company's Main Activity: Electronics and furniture retail.

Management positions held in other companies or third sector organizations Mrs. Carla Alessandra Trematore does not hold management positions in other companies or third sector organizations.

Education: Bachelor's degree in Computer Science from Universidade Estadual Paulista - UNESP, completed in 1996. Accounting Sciences from the Pontifical Catholic University of Minas Gerais - PUC Minas, completed in 2018.

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mrs. Carla Alessandra Trematore has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

65

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Magali Rogéria de Moura Leite	July 24, 1971	Fiscal Council	April 25, 2024	1 year	Yes
019.732.627-70	Member of the Board of Directors and Fiscal Council	48 - F.C.(Alternate) Elected	April 25, 2024	No	1
No.

Main professional experiences in the last five years:

(i)       Embraer S.A.: Independent member and Vice-Chairman of the Fiscal Council since April 2023. Company's Main Activity: Aeronautics.

(ii)      Terra Santa S.A.: Member of the Board of Directors, since April 2023. Company's Main Activity: Agribusiness.

(iii)     Via Varejo S.A..: Member of the Fiscal Council since April 2021. Company's Main Activity: Retail and digital banking.

(iv)    Comerc Energia: Member of the Audit Committee, since August 2021 Company's Main Activity: Renewable energy.

(v)     Tecnisa.: Member of the Fiscal Council from September 2020 to September 2022. Company's Main Activity: Construction.

(vi)    Eletrobrás - Furnas.: Member of the Board of Directors from November 2018 to October 2021. Company's Main Activity: Energy.

Management positions held in other companies or third sector organizations President of IBEF SP biennium 2023-2025.

Education: Graduated in Accounting Sciences - Fipecafi with an MBA in Business Management -IBMEC and a Postgraduate Degree in Economic Analysis -UFRJ

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mrs. Magali Rogéria de Moura Leite has declared to the Company that she is not a politically exposed person as defined in the applicable regulations.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Alexandre Navarro Garcia	September 26, 1966	Fiscal Council	April 25, 2024	1 year	Yes
385.346.061-53	Administrator	45 - F.C.(Effective) Elected.	April 25, 2024	No
No.

Main professional experiences in the last five years:

(i)               Faculdade Miguel Arraes: General Director (Rector) since August 2021. Main activity: Higher education training (in the process of recognition with the MEC/INEP)

(ii)              Infraero: Member of the Supervisory Board since April 2021. Main activity: Airport administration and operation and exploitation of airport infrastructure

(iii)             Member of Riogaleão's Board of Directors from April 2021 to September 2021. Main Activity: Administration and operation of Tom Jobim International Airport/RJ

(iv)             FGV: Member of the Mediation and Arbitration Chamber; since 2018. Main activity: Mediation and Arbitration

Management positions held in other companies or third sector organizations: Fundação João Mangabeira: Vice President, since 2019. Main activity: Research, political education, production of Government Plans and Programs

Education: Bachelor's degree in administration and academic master's degree (Me.) in Comparative Studies on the Americas, postgraduate degree in Public Management (ENAP), in Parliamentary Advisory and Legislative Process, both University of Brasília (UNB), and in Legislative Law (UFMS), with a specialization in Mediation and Arbitration (FGV). He is certified in “Improvement in Governance, Integrity and Capital Markets for Administrators of Public Companies and Mixed Economy Companies” (IBGC) and “Prevention of money laundering and financing of terrorism”, “Prevention and fight against corruption” and “Management risk for the Bank’s administrators, directors and advisors” (BRB).

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mr. Alexandre Navarro Garcia has declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

67

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Luiz Augusto Fraga Navarro de Britto Filho	October 05, 1966	Fiscal Council	April 25, 2024	1 year	Yes
347.230.215-15	Lawyer	45 - F.C.(Alternate) Elected	April 25, 2024	No
No.

Main professional experiences in the last five years:

(i)        BNDES: Director of Compliance and Risks, since January 2023. Main Activity: Public bank.

Management positions held in other companies or third sector organizations Mr. Luiz Augusto Fraga Navarro de Britto Filho does not hold management positions in other companies or third sector organizations.

Education: Graduated in Law in 1991 and with a specialization in Law, both from the University of Brasília (UnB), Master in Anti-Corruption Policies from the University of Salamanca (laureate with "Matriculation of Honor").

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Luiz Augusto Fraga Navarro de Britto Filho has declared to the Company that he is a politically exposed person as defined in the applicable regulations holding the position of Director of Compliance and Risks at BNDES.

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Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Elvira Baracuhy Cavalcanti Presta	June 18, 1968	Fiscal Council	April 25, 2024	1 year	Yes
590.604.504-00	Manager	48 - C.F. (Effective) Elected	April 25, 2024	No
No.

Main professional experiences in the last five years:

(i)               Eletrobrás: CFO/VP of Finance and IR, from March 2019 to September 2023 and Interim President, from March to May 2021. Company activity: electricity sector.

Management positions held in other companies or third sector organizations: Ms. Elvira Baracuhy Cavalcanti serves as Board Member, February/2023 – current, IBEF-SP (Brazilian Institute of Finance Executives), pro bono.

Education: Bachelor's and Master's Degree in Business Administration (UFPE). MBA Advanced Boardroom Program for Women and SEER - Advanced Program for CEOs, Advisors and Presidents, by Saint Paul Escola de Negócios. Administration Counselor Course (IBGC).

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Ms. Elvira Baracuhy Cavalcanti Presta declared to the Company that she is a politically exposed person, as defined in the applicable regulations, as she held the position of Board Member of Eletrobrás from April 2018 to February 2019 and was CFO of Eletrobrás from March 2019 to September 2023.

69

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Guillermo Oscar Braunbeck	August 12, 1972	Fiscal Council	April 25, 2024	1 year	Yes
106.627.498-39	Teacher	45 - F.C.(Alternate) Elected	April 25, 2024	No	2
No.

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Main professional experiences in the last five years:

(x)              Embraer S.A.: Alternate member of the Fiscal Council, since April 2023. Main activity of the company: Aeronautics.

(xi)             Iguá Saneamento: Member of the Audit Committee, since 2022 - Main activity of the company: Sanitation company.

(xii)           Inspirali Educação.: Member of the Audit, Compliance, HR and Tax Committee and Member of the Special and Expansion Committee, since 2022 - Main Activity of the company: Education.

(xiii)          Adelco.: Member of the Audit, Risks and Compliance Committee, since 2022 - Main activity of the company: Wholesaler.

(xiv)          Anima Educação.: Member of the Fiscal Council from 2018 to 2022 – Main activity of the company: higher education

(xv)           Assaí Atacadista (Sendas Distribuidora S.A.): Member of the Audit Committee since May 2023 – Main activity of the company: wholesaler

(xvi)          Totvs: member of the Fiscal Council since April 2023 – Main activity of the company: development of management software

Management positions held in other companies or third sector organizations: (i) Fundação de Apoio ao Comitê de Pronunciamentos Contábeis e de Sustentabilidade - Chief Financial Officer. (ii) Fundação Gestora de Funda de Fundendousial da Universidade de São Paulo – Member of the Fiscal Council (iii) Lumina – Unicamp Endowment Fund – Alternate member of the Fiscal Council. (iv) Association for Assistance of Disabled Children - AACD - Alternate Member of the Fiscal Council.

Education: Doctor in Controllership and Accounting from USP - year 2011; Bachelor's degree in Economics from UNICAMP - year 1994; Bachelor's degree in Accounting from FIPECAFI - year 2021.

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mr. Guillermo Oscar Braunbeck has declared to the Company that he is not a politically exposed person as defined in the applicable regulation.

Note: He is a tenured public servant (part-time professor-DR) at the University of Sao Paulo since 2014. However, this position is exclusively that of a professor and he is not an expense authorizing officer nor do currently hold any leadership or management position.

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Raphael Manhães Martins	February 08, 1983	Fiscal Council	April 25, 2024	1 year	Yes
096.952.607-56	Lawyer	48 - C.F. (Effective) Elected	April 25, 2024	No
No.

Main professional experiences in the last five years:

(i)               Light S/A: Member of the Board of Directors, since 2023. Main activity: Electric energy

(ii)              Americanas S/A: Member of the Fiscal Council since 2023. Main activity: Retail

(iii)             Cielo S/A: Member of the Supervisory Board from 2022 to 2023. Main activity: Payment methods; financial services

(iv)             Bradespar S/A. Member of the Supervisory Board from 2022 to 2023. Main activity: Holding

(v)              Copel S/A: Member of the Fiscal Council from 2021 to 2023. Main activity: Electric energy

(vi)             Oi S/A: Member of the Board of Directors, since 2021. Main activity: Telecommunications.

(vii)           Smiles S/A. Tax advisor; from 2021 to 2021. Main activity: Commerce.

(viii)          Eternit S/A.Board of Directors, from 2015 to 2020; Main activity: civil construction.

Management positions held in other companies or third sector organizations: Mr. Raphael Manhães Martins does not hold management positions in other companies or third sector organizations.

Education: Bachelor of Law from the State University of Rio de Janeiro (UERJ).

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mr. Raphael Manhães Martins has declared to the Company that he is not a politically exposed person as defined in the applicable regulations.

71

Name	Date of Birth	Management body	Date of election	Term of office	Independent member
CPF	Profession	Elected as	Date of investiture	Elected by the controlling shareholder	Number of consecutive terms
Other positions or roles held in the company
Professional experience / Statement of any adverse judgments
Adjarbas Guerra Neto	June 1, 1976	Fiscal Council	April 25, 2024	1 year	Yes
181.852.828-85	Accountant and Lawyer	45 - F.C.(Alternate) Elected by Common Minority Shareholders	April 25, 2024	No	2
No.

Main professional experiences in the last five years:

(i)               Embraer S.A.: Alternate member of the Fiscal Council since April 2023. Main activity of the company: Aeronautics

(ii)              DEXCO S.A: Financial specialist member of the Statutory Audit and Risk Management Committee, since 2022. Main Activity of the Company: Specialized wholesale trade of construction materials

Management positions held in other companies or third sector organizations Mr. Adjarbas Guerra Neto does not hold management positions in other companies or third sector organizations.

Education: MBA in Capital Markets from FEA/USP -2004; Master´s degree (M.Sc.) in Finance and Controllership from PUC/SP-2008; Corporate Governance: Effectiveness and Accountability in the Boardroom - Kellogg 2018.

Statements: The Company declares that it is not aware of any of the following events that have occurred during the last 5 years: (i) any criminal conviction, even if not final, with an indication of the stage at which the process is; (ii) any conviction in an administrative process of the CVM and the penalties applied, even if not final, indicating whether the corresponding process is under appeal at the National Financial System Appeals Council; (iii) any final conviction, in the judicial or administrative sphere, that has suspended or disabled him from practicing any professional or commercial activity.

Mr. Adjarbas Guerra Neto has declared to the Company that he is not a politically exposed person as defined in the applicable regulations

7.4 - Composition of statutory committees and audit, finance and compensation committees:

Not applicable to the Fiscal Council.

7.5 - Existence of a relationship as spouses, common-law marriage (união estável) or kinship up to the second degree between (a) members of the issuer's management, (b) (i) members of the issuer's management and (ii) members of the management of the issuer's direct or indirect subsidiaries, (c) (i) members of the management of the issuer

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or of its direct or indirect subsidiaries and (ii) the issuer's direct or indirect controlling shareholders, and (d) (i) members of the issuer's management and (ii) members of the management of the issuer's direct or indirect controlling shareholders:

No such relationships exist in connection with the members of the Fiscal Council.

7.6 – Inform about relationships of subordination, service provision or control maintained, in the last three fiscal years, between members of the issuer's management and: (a) company, directly or indirectly, controlled by the issuer except those in which the issuer directly or indirectly holds the entire capital stock; (b) the issuer's direct or indirect controlling shareholder; (c) if relevant, supplier, client, borrower or lender of the issuer, companies controlled by the issuer, its subsidiaries or holdings or subsidiaries of any such persons

No such relationships exist in connection with the members of the Fiscal Council.

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Annex V – MANAGEMENT COMPENSATION

(Pursuant to art. 13, item II, of CVM Resolution 81/22)

8.1 - Describe the compensation policy or practice for the board of directors, statutory and non-statutory board of executive officers, fiscal council, statutory committees and audit, risk, finance and compensation committees, addressing the following aspects

(a)       Objectives of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for its approval, date of approval and, if the issuer publishes the policy, the websites where the document is available

The Company currently has a Management Compensation Policy applicable to all directors, committee members and statutory board of executive officers, the latest revisions of which were approved by the Board of Directors on October 26, 2018.

The Policy above mentioned is available on the Company's IR website (https://ri.embraer.com.br/governanca/politicas/) and on the website of the Brazilian Securities and Exchange Commission (www.gov.br/cvm) and the purpose policies is to attract and retain highly qualified professionals who are aligned with the Company's principles and values and with the shareholders' objectives.

Accordingly, the Company bases its policies on the monitoring of the external environment and compares compensation practices, on an annual basis, with reference markets, comprised of companies that compete in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or companies that have a compensation strategy similar to that which the Company practices.

(b)       Practices and procedures adopted by the board of directors to determine the individual compensation of the members of the board of directors and board of executive officers, informing: The boards and committees that participate in the decision-making process, identifying how they participate.

The People and ESG Committee, in accordance with its internal regulations revised by the Board of Directors on August 12, 2021, aims to advise the Board of Directors in defining and approving the Company's salary and human resources policy, with regard to remuneration and benefits criteria, as well as the individual remuneration of administrators.In addition, the People and ESG Committee is responsible for managing long-term incentive programs.

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i.	criteria and methods used to determine individual compensation, informing whether studies to verify market practices are used, and if so, the comparison criteria and scope of these studies.

The amounts of compensation paid by the Company to the members of the Executive Board, Board of Executive Officers and Committees are periodically compared with the amounts paid by the market and consider the complexity, sophistication and challenges inherent to the Company's business, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or that have a compensation strategy similar to that practiced by the Company, according to the guidelines established by the compensation strategy, through research conducted by external consultancies and specialized in the subject.

ii.	How often and how the board of directors assesses the adequacy of the issuer's remuneration policy

Total compensation amounts should be planned annually, based on market research and taking into account the Company's economic and financial reality. Priority should be given to the retention of executives and the alignment of their earnings with those of shareholders. In this sense, the greater the impact of the position on the Company's results, the more weight should be attributed to the variable portions of the compensation – Short Term Incentive (STI) and Long-Term Incentive (LTI), reflecting, respectively, the profitability and valuation of the Company. The LTI will only be a reference value for the current fiscal year and the acquisition of the right to its receipt will take place at a future date, according to the conditions set forth in the specific policy, how often and how the board of directors evaluates the adequacy of the issuer's remuneration policy.

The Board of Directors assesses the Company's, on an annual basis, the recommendation of the People and ESG Committee the compensation metrics based on research and updated market data, based on the Company's Compensation Policy.

(c)       Composition of compensation, informing:

i.       Description of the compensation elements and the objectives of each one

The following are considered as compensation elements:

•	Fixed compensation: includes salary or fees, direct and indirect benefits and compensation for participation in committees, among others, for the purpose of short-term rewarding.

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•	Variable compensation: includes bonuses, profit sharing, among others, for the purpose of short- term rewarding.
•	Stock-based compensation: long-term incentive program (or LTI) that comprises phantom shares, for the purpose of medium- and long-term rewarding.

Board of Directors

Members of the Board of Directors receive a monthly fixed compensation and are offered, optionally, group life insurance and health insurance, provided that the members of the Board of Directors bear all inherent costs. There is no variable compensation for this body. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

Advisory Committees

Members of the advisory committees (Audit, Risk and Ethics, People and ESG and Strategy and Innovation Committees) receive a specific monthly fixed compensation for participating in each committee (limited to two committees). There is no variable compensation for members of the committees. The purpose of paying exclusively a fixed compensation to the members of the committees is to be aligned with best market practices.

Board of Executive Officers

Members of the Statutory Board of Executive Officers and Non-statutory Board of Executive Officers receive:

(a)	Fixed Monthly Compensation: determined on an annual basis based on market references. The Board of Directors adjusts these amounts as it deems necessary each year.
(b)	Direct and Indirect Benefits: group life insurance, health insurance and private pension equivalent to those offered to the Company's employees.
(c)	Short-term Incentives ("STI"): The members of the Board of Executive Officers are entitled to variable compensation and are eligible to participate in short-term incentive plans as a form of reward for achieving goals that support the Company's short-term strategy.
(d)	Long-Term Incentives ("LTI"): The members of the Board of Executive Officers are eligible to participate in long-term incentive plans, which, through the phantom

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shares mechanism, reward executives for achieving goals that support the Company's medium- and long-term strategic objectives.

The planned LTI amounts shall be determined based on market references, subject to the conditions set forth in the respective incentive instruments and are described in detail in item 8.4 of the Brazilian Annual Report (Formulário de Referência).

Both portions of the STI and LTI variable compensation are intended to align executives with the shareholders' objectives and with the Company's sustainability.

Both the fixed and variable compensation of the members of the Board of Executive Officers are established, in accordance with market standards, through surveys conducted by consulting firms specialized in the subject.

Fiscal Council

Members of the Fiscal Council receive a fixed monthly salary, which is approved, on an annual basis, at the Annual General Shareholders' Meeting, and is in accordance with the limits set forth in Paragraph 3 of Section 162 of Law No. 6,404/76.

No direct or indirect benefits are currently offered to the members of the Fiscal Council.

Objectives of the compensation elements and alignment with the issuer's short, medium and long-term interests

Embraer's remuneration practices aim to convey the Company's thinking and stance in adopting remuneration modalities compatible with the market and in order to attract, retain and recognize professionals, aligning individual objectives with business objectives, as well as technical and economic-financial conditions, in a system of partnership and sharing of the wealth generated, encouraging everyone to seek to achieve and exceed previously agreed results. The Management Remuneration Policy can be found on the Company's IR website (https://ri.embraer.com.br/governanca/politicas/).

Embraer aims to maintain a competitive compensation for its management compared to the market, in order to retain and attract management members that enable the achievement of its short-, medium- and long-term goals.

A significant portion of the Short-Term variable compensation depends directly on the achievement of actual targets by professionals, as detailed below. The payment of the Short-Term variable compensation is also tied to the Company's performance, assuming the achievement of the goals defined by the Board of Directors. Accordingly, compensation is linked to the retention of professionals and the achievement of positive results by the Company, which shows the alignment of interests.

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Proportion of each element in the total compensation

According to the structure of the Company's Compensation Policy, the proportion of each element in the total compensation may vary depending on the Company's results.

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended Sunday, December 31, 2023:

Body	Fees	Particip. in Committees	Direct and Indirect Benefits	Compensation (Variable)	Benefits motivated by termination of office	Compensation Based on shares	Grand Total

Board of Directors	77.41%	22.59%	-	-	-	-	100.00%
Statutory Board of Directors	23.90%	-	2.77%	38.57%	-	34.76%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended Saturday, December 31, 2022:

Body	Fees	Particip. in Committees	Direct and Indirect Benefits	Compensation (Variable)	Benefits motivated by termination of office	Compensation Based on shares	Grand Total

Board of Directors	79.70%	20.30%	-	-	-	-	100.00%
Statutory Board of Directors	37.99%	-	3.90%	58.11%	-	-	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

The table below shows the proportion of each element of the total compensation paid by the Company in the year ended Friday, December 31, 2021:

Body	Fees	Particip. in Committees	Direct and Indirect Benefits	Compensation (Variable)	Benefits motivated by termination of office	Compensation Based on shares	Grand Total

Board of Directors	76.92%	23.02%	0.06%	-	-	-	100.00%
Statutory Board of Directors	35.23%	-	2.43%	36.03%	-	26.31%	100.00%
Fiscal Council	100.00%	-	-	-	-	-	100.00%

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Calculation and adjustment method for each of the compensation elements

The amounts of compensation paid by the Company to the members of the Executive Board, Board of Executive Officers and Committees are periodically compared with the amounts paid by the market and consider the complexity, sophistication and challenges inherent to the Company's business, especially by competing companies in the segments in which the Company operates, Brazilian multinationals, publicly traded companies or that have a compensation strategy similar to that practiced by the Company, according to the guidelines established by the compensation strategy, through research conducted by external consultancies and specialized in the subject.

Total compensation amounts should be planned annually, based on market research and taking into account the Company's economic and financial reality. Priority should be given to the retention of executives and the alignment of their earnings with those of shareholders. In this sense, the greater the impact of the position on the Company's results, the more weight should be attributed to the variable portions of the compensation - STI and LTI, reflecting, respectively, the profitability and valuation of the Company. The ILP shall only be a reference for the current fiscal year and vesting shall occur on a future date, in accordance with the conditions set forth in in a specific policy.

Key performance indicators that are taken into account to determine each element of the compensation

The performance indicators that are taken into account to determine the short-term variable compensation are: (i) annual assessment of the "Action Plan," an instrument entered into with each statutory and non-statutory officer every year, setting forth the results intended by the Company for that year and the actions planned for each one in order to achieve these results; and (ii) global performance result of the Company.

Thus, the STI and LTI compensation vary based on the economic results and the operating income of the Company. The STI is affected by the assessment of the individual Action Plans, the LTI is related to the increase in the value of the Company's shares and the performance targets set forth in the Plan.

The amount of Short-Term Incentive to be effectively paid to executives in each fiscal year is tied to the respective individual Action Plans and its assessment varies directly based on the achievement of the results set forth therein. The content of the Action Plan is revised annually through the Corporate Planning cycle and approved by the Company's Board of Directors. For the year 2022, among the goals set forth in the Board of Directors' Action

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Plans, there were goals related to the environment and diversity, in the ESG context, the same happened for the year 2023.

Therefore, each executive is assessed, on an annual basis, based on the achievement of their Action Plan and their Short-Term variable compensation is influenced by this result.

ii.       Reasons that justify the composition of the compensation

Board of Directors and Advisory Committees

The main objective is to attract members with reputation and suitable profiles, remunerating them in a manner compatible with the market and thus providing the necessary conditions for them to better perform their duties. Reference values are obtained from the results of specialized surveys, carried out with companies similar in size to Embraer.

Note: Companies similar in size are those that are comparable in terms of area of operations, number of employees, revenue, business segment, processes for the development of products or production, global operations, etc.

Statutory Board of Directors

Total compensation amounts are planned annually based on market research with companies of size, complexity and challenges equivalent to those of Embraer. Through this research, we seek to determine not only the amounts practiced in the market, but also the proportionality of their components (Fixed and Variable Compensation, Short- and Long-term Incentives). The Company favors the retention of its executives and aims to maintain and attract highly qualified executive officers and key qualified personnel, aligning their interests with the interests of the Company's shareholders. In addition, the objective is to ensure that executives who effectively contribute to the best performance of the Company and its securities have a share in the profits derived from their contribution.

Fiscal Council

The monthly compensation of the Fiscal Council, pursuant to paragraph 3 of Section 162 of Law No. 6,404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Executive Officer of the Company, excluding benefits, representation funds and profit sharing.

iii.       Existence of unpaid members and the reasons for this fact

No members of the board of directors, advisory committees, board of executive officers or fiscal council are unpaid for the positions they hold in the Company.

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d.       Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders

Not applicable, as subsidiaries and controlled companies do not pay compensation to members of management and Fiscal Council of Embraer.

e.       Existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the sale of issuer's corporate control

There was no corporate event related to the sale of the issuer's corporate control.

8.2 Total compensation of members of the board of directors, statutory board of executive officers and fiscal council

Total compensation forecast the Current Fiscal Year - 12/31/2024 – Annual Amounts
Remuneration lines in R$	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	11.00	4.92	5.00	20.92
Number of paid members	11.00	4.92	5.00	20.92
Clarification
Annual fixed compensation
Salary or "pro-labore"	11,171,161.58	8,628,118.26	1,119,476.49	20,918,756
Direct and indirect benefits	-	1,011,307.43	-	1,011,307
Participation in committees	2,878,424.00	-	-	2,878,424
Other	-	-	-	-
Description of other variable compensation	-	-		-
Variable compensation
Bonus	-	9,749,502.00	-	9,749,502.00
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-

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Remuneration lines in R$	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Description of other variable compensation	-	-	-	-
Post-employment	-	-	-	-
Termination of office	-	-	-	-
Based on shares (including option)	-	10,395,000.00	-	10,395,000.00
Notes

The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2024-CVM/SEP.

Participation in committees refers to the fixed remuneration of members of the

Board of Directors who participate in the committees.

Amounts related to compensation for participation of members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2024-CVM/SEP.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

			The number of members corresponds to the annual average calculated on a monthly basis, according to the methodology presented in the Circular/Annual Letter-2024-CVM/SEP.
Total compensation[1]	14,049,585.58	29,783,927.69	1,119,476.49	44,952,989.76

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Total remuneration for the Fiscal Year on 12/31/2023 - Annual Values
Remuneration lines in R$	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	11.67	4.08	4.67	20.42
Number of paid members	11.67	4.08	4.67	20.42
Clarification
Annual fixed compensation
Salary or "pro-labore"	10,992,648.62	7,360,133.34	969,088.93	19.321.870,89
Direct and indirect benefits	-	853,065.72	-	853,065.72
Participation in committees	3,207,767.22	-	-	3,207,767.22
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Variable compensation
Bonus	-	11,876,632.00	-	11,876,632.00
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-employment	-	-	-	-
Termination of office	-	-	-	-
Based on shares (including option)	-	10,704,885.85	-	10,704,885.85

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Notes

The number of members corresponds to the annual average calculated on a monthly basis, in accordance with the methodology presented in the Circular Letter/Anual-2024-CVM/SEP.

Participation in committees refers to the fixed remuneration of members of the

Board of Directors who participate in the committees.

Amounts related to compensation for participation of members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis, in accordance with the methodology presented in the Circular Letter/Anual-2024-CVM/SEP.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

The number of members corresponds to the annual average calculated on a monthly basis, in accordance with the methodology presented in the Circular Letter/Anual-2024-CVM/SEP.
Total compensation[1]	14,200,415.84	30,794,716.91	969,088.93	45,964,221.68

Total remuneration for the Fiscal Year on 12/31/202 - Annual Values
Remuneration lines in R$	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	13.00	4.00	4.00	21.00
Number of paid members	13.00	4.00	4.00	21.00
Annual fixed compensation
Salary or "pro-labore"	11,228,702.00	7,597,884.43	715,333.36	19,541,919.79
Direct and indirect benefits	-	779,582.67	-	779,582.67
Participation in committees	2,860,800.00	-	-	2,860,800.00
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Variable compensation
Bonus	-	11,623,317.00	-	11,623,317.00

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Remuneration lines in R$	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-employment	-	-	-	-
Termination of office	-	-	-	-
Based on shares (including options)	-	-	-	-
Notes

The number of members corresponds to the annual average calculated on a monthly basis.

Participation in committees refers to the fixed remuneration of members of the

Board of Directors who participate in the committees.

Amounts related to compensation for participation of members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

The number of members corresponds to the annual average calculated on a monthly basis, in accordance with the methodology presented in the Circular Letter/Anual-2024-CVM/SEP.
Total compensation	14,089,502.00	20,000,784.10	715,333.36	34,805,619.46

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Total remuneration for the Fiscal Year on 12/31/2021 - Annual Values
Remuneration Lines in R$	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	12.00	4,00	4,00	20,00
Number of paid members	12.00	4,00	4,00	20,00
Annual fixed compensation
Salary or "pro-labore"	8,737,904.15	8.396.074,62	663.000,00	17.796.978,77
Direct and indirect benefits	6,804.42	578.796,10	-	585.600,52
Participation in committees	2,614,657.90	-	-	2.614.657,90
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Variable compensation
Bonus	-	8.586.000,00	-	8.586.000,00
Profit sharing	-	-	-	-
Participation in meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable compensation	-	-	-	-
Post-employment	-	-	-	-
Termination of office	-	-	-	-
Based on shares (including options)	-	6.270.219,75	-	6.270.219,75

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Notes

The number of members corresponds to the annual average calculated on a monthly basis.

Participation in committees refers to the fixed remuneration of members of the

Board of Directors who participate in the committees.

Amounts related to compensation for participation of external members in advisory committees are not included.

The number of members

corresponds to the annual average calculated on a monthly basis.

Stock-based compensation refers to the cost of grants for the Company related to the Long-term Incentives.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

The number of members corresponds to the annual average calculated on a monthly basis, in accordance with the methodology presented in the Circular Letter/Anual-2024-CVM/SEP.
Total compensation	11,359,366.47	23,831,090.47	663,000.00	35,853,456.94

8.3 - Variable compensation of the board of directors, statutory board of executive officers and fiscal council

Variable compensation forecast for the current fiscal year – December 31, 2024 (R$ thousand)
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	11.0	4.9	5.0	20.9
Number of paid members	11.0	4.9	5.0	20.9
Bonus
Minimum amount set forth in the compensation plan	-	14,624,253.00	-	14,624,253.00
Maximum amount set forth in the compensation plan	-	9,749,502.00	-	9,749,502.00
Amount set forth in the compensation plan, if targets are achieved	-	-	-	-
Profit sharing
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount effectively recognized in fiscal year result	-	-	-	-

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Variable compensation - fiscal year ended on December 31, 2023 (R$ thousand)
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	11.7	4.1	4.7	20.4
Number of paid members	11.7	4.1	4.7	20.4
Bonus
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	13,636,500.00	-	13,636,500.00
Amount set forth in the compensation plan, if targets are achieved	-	9,091,000.00	-	9,091,000.00
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Amount effectively recognized in fiscal year result	-	11,876,632.00	-	11,876,632.00
Profit sharing
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount effectively recognized in fiscal year result	-	-	-	-

Variable compensation - fiscal year ended December 31, 2022 (R$ thousand)
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	13.00	4.00	4.00	21.00
Number of paid members		4.00		4.00
Bonus
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan		12,240.00		12,240.00
Amount set forth in the compensation plan, if targets are achieved		8,160.00		8,160.00
Amount effectively recognized in fiscal year result		11,623.00		11,623.00
Profit sharing

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	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount effectively recognized in fiscal year result	-	-	-	-

Variable compensation - fiscal year ended 12/31/2021 (R$ thousand)
	Board of Directors	Statutory Board of Directors	Fiscal Council	Total
Total number of members	12.00	4.00	4.00	20.00
Number of paid members	-	4.00	-	4.00
Bonus
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	9,540.00	-	9,540.00
Amount set forth in the compensation plan, if targets are achieved	-	9,540.00	-	9,540.00
Amount effectively recognized in fiscal year result	-	8,586.00	-	8,586.00
Profit sharing
Minimum amount set forth in the compensation plan	-	-	-	-
Maximum amount set forth in the compensation plan	-	-	-	-
Amount effectively recognized in fiscal year result	-	-	-	-

8.4 - Stock-based compensation plan for the board of directors and statutory board of executive officers

The Company currently has a stock-based compensation plan in place, the "Long-Term Incentive Plan for Embraer Executives", approved on March 18, 2021, by the Company's Board of Directors (the "LTI"). The Company's Bylaws sets forth that the Board of Directors may make extraordinary grants.

Until March 2020, the Company had the "Stock Option Program of Embraer S.A. for Statutory Board of Executive Officers and Employees", approved on April 19, 2010 (the "Program").

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Long-Term Incentive Plan for Embraer Executives (LTI)

a.       General terms and conditions

The Company's officers and employees, and the officers (or equivalents) and employees of its subsidiaries are eligible to participate in the LTI. The LTI is managed by the Board of Directors, which is duly advised by its People and ESG Committee in all its stages.

The LTI values established for the participants shall be converted into "Virtual Shares", based on the average price (weighted by the trading volume) of the shares issued by the Company on B3 ("EMBR3") in the last 30 trading days immediately prior to the 10th day preceding the date on which the Board of Directors determined the respective amounts ("Grant Date").

The Virtual Shares attributed to each Participant shall be divided into 2 classes, 50% in the form of "Virtual Restricted Shares" and 50% in the form of "Virtual Performance Shares".

The other terms and conditions of the Program are described in the items below.

b.       Maximum number of shares covered

Not applicable, as the LTI does not provide for the effective delivery of the Company's shares to the participants.

c.       Maximum number of options to be granted

Not applicable. There is no granting of stock options under the LTI.

d.       Vesting conditions

Not applicable. Once calculated, the amount payable to executives under the LTI is paid in cash.

e.       Criteria to determine the purchase or exercise price

Not applicable.

f.       Criteria to determine the exercise period

Virtual Restricted Shares: the Participant shall be entitled to receive the cash value, corresponding to all of his or her Virtual Restricted Shares, generally after the third anniversary of the Grant Date.

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Virtual Performance Shares: the Participant shall be entitled to receive the cash value corresponding to a certain percentage of his or her Virtual Performance Shares, generally after the third anniversary of the Grant Date, depending on the achievement of the corporate performance targets established by the Company, which are reviewed annually by the Board of Executive Officers and approved by the Board of Directors. The percentage of targets achieved may vary between 75% and 125%, and the number of Virtual Shares of the Participant is prorated according to these percentages. If the achievement of targets is below 75% in the calculation period, the Participant is not entitled to any payment regarding the granted Virtual Performance Shares.

The exercise term for the Company's Virtual Shares, whether of the Restricted type or the Performance type, occurs as a rule, after the third anniversary of the vesting date, except in grants with specific vesting conditions.

The maximum payment term of this benefit is consistent with the long-term objectives mentioned in items "b" and "c".

g.       Form of settlement

The LTI shall be settled in cash.

h.       Restrictions on the transfer of shares

Not applicable, as the LTI does not provide for the effective delivery of the shares, but rather a cash payment linked to the appreciation of the shares of the Company, operating as a basis for a certain number of Virtual Shares attributed to LTI participants.

i.       Criteria and events that, having occurred, cause the suspension, change or termination of the plan

In the event of dissolution and liquidation of the Company, the LTI and the rights granted thereunder not yet exercised shall be automatically terminated.

j.       Effects of termination of office of members of management bodies of the company on their rights set forth in the stock-based compensation plan

In the event of termination of office due to death or permanent disability of the participant, unless otherwise resolved by the Board of Directors, all Virtual Restricted Shares attributed to him or her shall be converted based on the average price (weighted by the trading volume) of the EMBR3 shares in the last ten trading days prior to the date of the relevant termination, and payment shall be made together with the payment of the other applicable

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severance pay. With regards to the Virtual Performance Shares, the Participant shall be entitled to receive a pro rata amount, based on the period of employment calculated from the Grant Date until termination, and all other conditions set forth in the LTI shall be maintained.

In the event of death, payment shall be made to the Participant's successors in accordance with the law.

In the event of termination by decision of the Participant, the Participant shall not be entitled to any LTI payments, unless otherwise decided by the Board of Directors.

In the event of termination by decision of the Company, the participant shall be entitled to partial receipt (full year pro-rata), generally on the third anniversary of the vesting.

8.5 – Stock-based compensation, in the form of stock options, recognized in the income statement for the last 3 fiscal years and that foreseen for the current fiscal year, of the Board of Directors and the Statutory Board of Executive Officers

The last vesting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was carried out on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

Recognition of stock-based compensation, in the form of stock options, for the board of directors and the statutory board of executive officers is not applicable, for the fiscal years ended on December 31, 2021, on December 31, 2022, and on Decembre 31,2023 and forecast for the current fiscal year, to be ended on December 31, 2024.

8.6 - Granting of stock options carried out in the last 3 fiscal years and forecast for the current fiscal year, for the Board of Directors and the Statutory Board of Executive Officers

The last grant under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was carried out on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

The granting of stock options, for the Board of Directors and the Statutory Board of Executive Officers, are not applicable, for the fiscal years ended December 31, 2021, December 31, 2022, and December 31, 2023 and forecast for the current fiscal year, to be ended December 31, 2024.

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8.7 - Information on outstanding options held by the board of directors and the statutory board of executive officers, at the end of the last fiscal year

The last vesting under the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was carried out on March 20, 2013, and expired on March 20, 2020, when the Company's Stock Options Program was terminated.

The open options held by the board of directors and the statutory board of executive officers, for the fiscal year ended December 31, 2023, are not applicable.

8.8 Exercised options related to stock-based compensation of the Board of Directors and Statutory Board of Executive Officers, in the last three fiscal years

The last grant of the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees occurred on March 20, 2013, and expired on March 20, 2020, when the Company’s Stock Options Program was terminated.

Considering that since 2020 there has been no Stock Options Program active at Embraer, the exercise of options related to the stock-based compensation of board of directors and the statutory board of executive officers, for the fiscal years ended on December 31, 2021, on December 31, 2022 and on December 1,2023 and forecast for the current fiscal year to be ended on December 31, 2024, is not applicable to the Company.

8.9 Stock-based compensation, in the form of shares to be delivered directly to the beneficiaries, recognized in the income statement of the last 3 fiscal years and that forecast for the current fiscal year, of the board of directors and the statutory board of executive officers

In the Long-Term Incentive Plan (LTI) there is no actual delivery of shares, the compensation is fully paid in cash on maturity, in accordance with the rules of each grant, therefore there is no potential dilution in the event of grant of all shares to the beneficiaries.

Vesting forecast for the fiscal year ended December 31, 2024

Body	Board of Directors	Statutory Board of Directors
Long-Term Incentive Plan (LTI)
Total number of members(1)	11.00	4.92
Number of paid members (2)	-	4.92
Potential dilution in case of vesting all shares to beneficiaries	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP.

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Vesting made in the fiscal year December 31, 2023

Body	Board of Directors	Statutory Board of Directors
Long-Term Incentive Plan (LTI)
Total number of members(1)	11.67	4.08
Number of paid members (2)	-	4.08
Potential dilution in case of vesting all shares to beneficiaries	N/A	N/A
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.
(2)	(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP.

Vesting made in the fiscal year 12/31/2022

Body	Board of Directors	Statutory Board of Directors
Long-Term Incentive Plan (LTI)
Total number of members(1)	13.00	4.00
Number of paid members (2)	-	4.00
Potential dilution in case of vesting all shares to beneficiaries	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP

.

8.10 Vesting of shares related to members of the Board of Directors and the Statutory Board of Executive Officers, in the last three fiscal years

Vesting forecast for the fiscal year ended 12/31/2024

Body	Board of Directors	Statutory Board of Directors
Long-Term Incentive Plan (LTI)

Number of paid members	11.00	4.92
Vesting date	N/A	03/14/2024
Number of shares vested	N/A	452,988, of which 222.496 are virtual restricted shares and 226.494 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of 03/14/2027 Virtual performance shares: 100% as of 03/14/2027
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$ 22.95
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 10,395,022.33

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP.

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Vesting forecast for the fiscal year ended December 31, 2023

Body	Board of Directors	Statutory Board of Directors
Long-Term Incentive Plan (LTI)
Total number of members	11.67	4.08
Number of paid members	-	4.08
Vesting date	N/A	03/09/2023
Number of shares vested	N/A	555,855, of which 277,928 are virtual restricted shares and 277,928 are virtual performance shares
Maximum vesting period	N/A	Virtual restricted shares: 100% as of Mar. 9, 2026 Virtual performance shares: 100% as of Mar. 9, 2026
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$ 16.35
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 9,091,000.00

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP.

Vesting made in the fiscal year December 31, 2022

Body	Board of Directors	Statutory Board of Directors
Long-Term Incentive Plan (LTI)
Total number of members	13.0	4.0
Number of paid members	13.0	4.0
Vesting date	N/A	3/11/2022
Number of shares vested	N/A	425,922 of which 212,961 are virtual restricted shares and 212,961 are virtual
Maximum vesting period	N/A	Virtual restricted shares: 100% as of Mar. 11, 2025 Virtual performance shares: 100% as of Mar. 11, 2025
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$ 17.61
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 7,500,000.00
(1)	The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.
(2)	Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP.

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Vesting made in the fiscal year 12/31/2021

Body	Board of Directors	Statutory Board of Directors
Long-Term Incentive Plan (LTI)
Total number of members	11.92	4.0
Number of paid members	-	4.0
Vesting date	N/A	3/18/2021
Number of shares vested	N/A	525,899 of which 262,950 are virtual restricted shares and 262,950 are virtual
Maximum vesting period	N/A	Virtual restricted shares: 100% as of Mar. 18, 2024 Virtual performance shares: 100% as of Mar. 18, 2024
Restriction period for the transfer of shares	N/A	N/A
Fair value of the share on the vesting date	N/A	R$ 11.29
Multiplication of the number of shares vested by the fair value of the shares on the vesting date	N/A	R$ 5,940,000.00

(1) The total number of members corresponds to the annual average of the number of members of the referred management body calculated monthly pursuant to item 8.2.

(2) Corresponds to the number of Statutory Board of Executive Officers, as applicable, who will receive stock-based compensation to be recognized in the issuer's income statement for the year, as provided for in Annual Circular Letter 2024 CVM/SEP

8.11 Shares delivered relating to share-based remuneration of the Board of Directors and statutory Board, in the last 3 fiscal years:

We clarify again that the ILP Program does not involve the actual delivery of shares, but rather the payment in cash linked to the appreciation of the Company's shares, which serve as the basis for a certain number of Virtual Shares attributed to ILP participants. Therefore, we inform in the tables below the number of Virtual Shares actually attributed to participants in each exercise and the market value of these shares used for the payment made to participants, which is calculated based on the average quotation (weighted by trading volume) of EMBR3 shares in the last ten trading sessions prior to the 15th day of the incentive payment anniversary months.

In 2023, the Company paid the total Virtual Performance Shares from the 2020 grant. Payments were made for the third part, that is, 34% of the total Restricted Shares from the grant granted in 2018, concluding the payment of this grant in 2023. Also, 33% relating to the second part of the total Restricted Shares from the grants granted in 2019 and the 33% relating to the first part of the total Restricted Shares from the grant granted in 2020 were paid in 2023. And, in November 2023, it was pays all of the Restricted Shares from the extraordinary grant granted in 2020.

In 2022, the Company paid the total Virtual Performance Shares from the 2019 grant. Payments were made for the third part, that is, 34% of the total Restricted Shares from the grant granted in 2017, concluding the payment of this grant in 2022. Also, 33% relating to

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the second part of the total Restricted Shares of the grants granted in 2018 and the 33% relating to the first part of the total Restricted Shares of the grant granted in 2019 were paid in 2022.

In 2021, the Company paid the total Virtual Performance Shares from the 2018 grant. Payments were made for the third part, that is, 34% of the total Restricted Shares from the grant granted in 2016, concluding the payment of this grant in 2021. Also paid in 2021 were 33% relating to the second part of the total Restricted Shares from the grants granted in 2017 and the 33% relating to the first part of the total Restricted Shares from the grant granted in 2018.

Shares delivered – fiscal year ended on Dec. 31, 2023

Body	Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Fiscal Council
4.67		Vesting	Vesting	Vesting	Vesting	-
		12/4/2018	12/3/2019	24/3/2020	13/11/2020
Total number of members (1)	11.67	4.08	4.08	4.08	4.08	4.67
Number of Paid Members	0.00	4.08	4.08	4.08	4.08	0.00
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	50.898	42.233	58.796	520.000	N/A
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	0	0	178.169	0	N/A
Weighted average purchase price	N/A	R$ 21.66	R$ 19.30	R$ 16.95	R$ 6.67	N/A
Weighted average market price of purchased shares	N/A	R$ 20.25	R$ 18.42	R$ 18.42	R$ 17.80	N/A
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	R$ 71,878.96	R$ 37,277.55	R$ 347,705.62	R$ 5,787,300.23	N/A

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Shares delivered - fiscal year ended on December 31, 2022
Body	Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Fiscal Council
Long-Term Incentive Plan (LTI)		Vesting	Vesting	Vesting	Vesting	-
Long-Term Incentive Plan (LTI) Total number of members (1)	-	24/8/2017	12/4/2018	12/3/2019	24/3/2020
	13.00	4.00	4.00	4.00	4.00	4.00
Number of Paid Members	-	4.00	4.00	4.00	4.00	0.00
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	87.471	78.013	122.543	0	N/A
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	0	0	162.784	9.146	N/A
Weighted average purchase price	N/A	R$ 15.82	R$ 21.66	R$ 19.30	R$ 16.95	N/A
Weighted average market price of purchased shares	N/A	R$ 13.33	R$ 13.94	R$ 14.65	R$ 12.55	N/A
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	-R$ 217,802.79	-R$ 602,260.36	-R$ 1,326,770.55	-R$ 40,242.40	N/A

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Shares delivered - fiscal year ended on December 31, 2021
Body	Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Statutory Board of Directors	Fiscal Council
Long-Term Incentive Plan (LTI)		Vesting	Vesting	Vesting	Vesting	Vesting	-
Long-Term Incentive Plan (LTI) Total number of members (1)	-	10/3/2016	9/6/2016	25/8/2016	25/8/2017	12/4/2018
	11.92	4.00	4.00	4.00	4.00	4.00	4.00
Number of Paid Members	-	4.00	4.00	4.00	4.00	4.00	0.00
Number of shares delivered (Virtual Shares/Restricted Shares)	N/A	37.490	4.212	12.066	85.889	68.064	N/A
Number of shares delivered (Virtual Shares/ Performance Shares)	N/A	0	0	0	0	206.254	N/A
Weighted average purchase price	N/A	R$ 28.34	R$ 20.18	R$ 15.85	R$ 15.82	R$ 21.66	N/A
Weighted average market price of purchased shares	N/A	R$ 12.96	R$ 19.34	R$ 19.47	R$ 19.47	R$ 15.30	N/A
Multiplication of the total number of shares purchased by the difference between the weighted average purchase price and the weighted average market value of the purchased shares	N/A	R$ 576,596.20	-R$ 3,538.08	R$ 43,678.92	R$ 313,494.85	-R$ 1,744,662.48	N/A

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8.12 - Information required to understand the data disclosed in items 8.5 to 8.11 - Pricing method for shares and options

The last grant of the Stock Option Plan of Embraer S.A. for Statutory Board of Executive Officers and Employees was carried out on March 20, 2013, and expired on March 20, 2020, when the Company’s Stock Options Program was terminated. Therefore, the content of this item is not applicable.

8.13 Number of shares, membership units (cotas) and other securities convertible into shares or membership units, issued, in Brazil or abroad, by the issuer, its direct or indirect controlling shareholders, controlled companies or companies under common control, which are held by members of the board of directors, of the statutory board of executive officers or fiscal council, per board

On December 31, 2023, the members of Embraer's Board of Directors held 750 bonds and 205 Embraer S.A. common shares. The Statutory Executive Board did not own any Embraer S.A. securities. None of the members of management held quotas or other securities convertible into membership units in companies controlled by the Company.

8.14 - Information on pension plans for members of the board of directors and statutory executive officers

The retirement plan granted by the Company does not cover the Company´s board of directors. The table below includes information related to the Company's statutory board of executive officers.

Body	Statutory Board of Executive Officers.
Number of members	i- 4 officers, all participants of the Plan.
Number of paid members	ii- 4 officers, all participants of the Plan.
Name of the plan	iii- Complementary Retirement Plan (Plano de Aposentadoria Complementar Embraer Prev.)
Number of members of management who meet the conditions to retire	iv- 1 member is eligible for retirement on December 31, 2022.

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Condition for scheduled retirement

v-   55 years of age;

vi- 120 monthly contributions;

vii-             Termination of the employment relationship;

viii-            Formal request to the Entity.

or,

i-    60 years of age

ii-   60 monthly contributions;

iii-  Termination of the employment relationship;

iv- Formal request to the Entity.

Important notes:

1) In the case of founding Participants, the grace period referred to in item "ii" above shall be 60 monthly contributions.

2) In the case of non-founding Participants who are at least 60 years old, the grace period referred to in item "ii" above shall be reduced to 60 monthly contributions, entitling them to an Early Retirement Monthly Income.

3) Founding Participants are the employees who were linked to the Sponsor on December 31, 1998 and enrolled in the Complementary Retirement Plan within 60 days from the beginning of its effectiveness, provided that they maintain such link on the date of enrollment in the Retirement Plan.

Adjusted accumulated amount of regular contributions accumulated in the retirement plan until the closing of the last fiscal year, excluding the installment related to the contributions directly made by members of management

ix- Employer's Reserve of Total Savings linked to the five Statutory Board of Executive Officers who are members of the Embraer Prev Plan, related to retirement plan contributions made by the Embraer S.A. Sponsor, duly adjusted by the profitability of the Plan, as of December 31, 2023: R$ 3,841,178.825

x-   We emphasize that the above amount is net of the Administrative Contribution of the Plan.

Total amount of accumulated regular contributions made during the last fiscal year, excluding the portion related to the contributions directly made by members of management

Contributions of the Embraer S.A. Sponsor, reverted to the four Statutory Board of Executive Officers who are members of the Embraer Prev Plan, related to the 2023 fiscal year: R$ 529,038.84

Administrative contributions to fund the Plan were set at 0% for the 2022 fiscal year.

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Possibility of early redemption and conditions

Redemption may be made by the Participants of the Plan who terminate their employment contract with the Company, calculated as follows: 100% of the balance of contributions of the Participant and the % of the balance of the Company's account, based on uninterrupted time of employment, always taking into account the last employment relationship period, and such balances adjusted by the profitability of the Plan:

- Up to 3 years: 0%;

- From 3 years and 1 day to 5 years: 15%;

- From 5 years and 1 day to 9 years: 25%;

- From 9 years and 1 day to 12 years: 35%;

- From 12 years and 1 day to 15 years: 45%;

- From 15 years and 1 day to 20 years: 65%;

- Above 20 years: 75%.

Important notes:

1) Participants who already meet the time requirement to retire, and before requesting the benefit, may choose to redeem their total balance, provided that their employment contracts are terminated and they choose to cancel their enrollment in the Plan.

2) Withdrawals may be made on demand up to 25% of the total balance, upon formal request of the benefit to Embraer Prev Plan, and of the remaining balance converted into benefits calculated monthly varying from 0% to 2% of the remaining balance or for a minimum period of 5 years and a maximum period of 30 years.

3) Redemption is ensured in the form of a lump sum payment or, at the discretion of the Participant, in up to twelve monthly and consecutive installments.

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8.15 - Maximum, average and maximum compensation

	Statutory Board of Executive Officers			Board of Directors			Fiscal Council
	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021	12/31/2023	12/31/2022	12/31/2021
Number of members	4.08	4.00	4.00	11.67	13.00	12.00	4.7	4	4
Number of paid members	4.08	4.00	4.00	1167	13.00	12.00	4.7	4	4
Amount of the highest compensation (R$)	15,251,305.87	8,208,431.89	10,123,194.00	2,531,320.00	2,318,800.00	2,051,187.60	237,333.36	193,333.36	180,000.00
Amount of the lowest compensation (R$)	5,950,382.30	1,823,769.59	3,226,947.00	816,552.00	642,509.96	316,641.48	196,800.00	174,000.00	161,000.00
Average amount compensation (R$)	7,541,563.32	5,000,196.03	5,957,772.62	1,217,178.50	1,083,807.85	946,613.87	207,661.91	178,833.34	165,750.00

Annual amounts

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Note:

Statutory Board of Directors
12/31/2023

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

The remuneration of the Statutory Board of Executive Officers takes into account the granting of the ILP November 2020: an extraordinary long-term incentive granted in November 2020 for payment in November 2023, as an incentive for the recovery from the serious crisis resulting from the Covid-19 pandemic.

For the purpose of calculation and payment, it is important to observe the valuation of the EMBR3 share at the time of payment compared to that at the time of the grant.

12/31/2022

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

12/31/2021

The member with the highest compensation served the Company for 4 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

Board of Directors
12/31/2023	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
12/31/2022	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.
12/31/2021	The member with the highest compensation served the Company for 12 months. The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

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Fiscal Council
12/31/2023

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

12/31/2022

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

12/31/2021

The member with the highest compensation served the Company for 12 months.

The amount of the lowest compensation was calculated excluding members who held their offices for less than 12 months.

The amounts of stock-based compensation are calculated according to the CVM Resolution 97/22. Such amounts include provision for future payments and therefore do not reflect the amounts actually paid to the executives in each fiscal year.

8.16 - Contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for members of management in the event of removal from office or retirement

Embraer maintains a Civil Liability Insurance Policy for Directors and Officers (D&O), procured with Zurich Minas Brasil Seguros S/A, upon payment of a premium in the amount of US$ 2.940.582,93 with a limit of US$ 20 million and with Tokio Marine Seguradora SA, upon payment of a premium in the amount of US$ 1,953,408.98, with a limit of US$ 30 million in excess, both effective from 6/30/2023 to 6/30/2024, and with an overall indemnity limit of US$ 50 million.

In addition, at the Company’s Shareholders' Meeting held on April 29, 2020, Embraer's shareholders approved, by a majority of votes, the inclusion of a new article (Article X) in the Company's Bylaws, in order to provide for the possibility of entering into indemnity agreements with members of management, members of the Fiscal Council and committees of the Company and its subsidiaries, as well as certain employees of the Company or its subsidiaries.

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8.17 - Percentage of the total compensation of each body recognized in the issuer's income referring to members of the board of directors, the statutory board of executive officers or the fiscal council that are related parties of the direct or indirect controlling shareholders as defined by the accounting rules that regulate this matter, in relation to the last 3 fiscal years and the forecast for the current fiscal year

After the corporate restructuring carried out in May 2006, Embraer's capital became dispersed, with no controlling shareholder, therefore, the content of this item is not applicable.

8.18 - Compensation of members of the board of directors, the statutory board of executive officers or the fiscal council, per body, for any reason other than the position they hold, in relation to the last 3 fiscal years and the forecast for the current fiscal year,

Not applicable, as the members of the Board of Directors, the Statutory Board of Executive Officers and the Fiscal Council did not provide commissioned consulting or advisory services to the Company in the fiscal years ended on December 31, 2020, December 31, 2021, and December 31, 2022, and there is no forecast for the current fiscal year to end on December 31, 2023.

8.19 - Amounts recognized in the income of direct or indirect controlling shareholders, companies under common control and subsidiaries of the issuer, as compensation for members of the board of directors, the statutory board of executive officers or the fiscal council of the issuer, per body, specifying for what purpose these amounts were assigned to such individuals, in relation to the last 3 fiscal years and the forecast for the current fiscal year

No amounts were recognized in the income of direct or indirect controlling shareholders, companies under common control and subsidiaries of the Company as compensation for members of the Board of Directors, Statutory Board of Executive Officers or Fiscal Council in the fiscal years ended on December 31, 2021, on December 31, 2022, and December 31, 2023, and there is no forecast for the current fiscal year to end on December 31, 2024.

In the case of controlling shareholders, it does not apply, in view of the fact that the Company does not have a controlling shareholder.

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8.20 - Other material information

Management Compensation

The amounts of management compensation for 2021, 2022, and 2023 and the forecast for 2024, informed in Item 8, are net of charges borne by the Company, in accordance with the guidelines of the 2024 CVM/SEP Annual Official Notice. Additionally, amounts related to compensation for participation of external members in advisory committees are not included.

If charges and all other lines of compensation were taken into account, the total amount per body would be:

2024 (Forecast)

Board of Directors and Statutory Board of Executive Officers: R$ 53.466 thousand

Fiscal Council: R$ 1,343 thousand

Total: R$ 54,809 thousand

2023

Board of Directors and Statutory Board of Executive Officers: R$ 56.218 thousand (according to the Company's Financial Statements).

Fiscal Council: R$ 1,162.91 thousand

Total: R$ 57,381 thousand

2022

Board of Directors and Statutory Board of Executive Officers: R$ 39.224 thousand (according to the Company's Financial Statements).

Fiscal Council: R$ 858.4 thousand

Total: R$ 40,082 thousand

2021:

Board of Directors and Statutory Board of Executive Officers: R$ 45.471 thousand (according to the Company's Financial Statements).

Fiscal Council: R$ 795.6 thousand

Total: R$ 46,267 thousand

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Annex V – PROPOSED BYLAWS

(According to Art. 12, item II of RCVM 81)

Bylaws of

Embraer S.A.

Chapter i

Name, Headquarters, Purpose and Duration

Art. 1 - Embraer S.A. ("Company") is a joint-stock company governed by these Bylaws and the applicable law.

Paragraph 1 - The Company was incorporated as a federal mixed-capital company, authorized by Decree-Law No. 770, of August 19, 1969, and privatized under the terms of Law No. 8,031, of April 12, 1990, and Notice No. PND-A-05/94-EMBRAER, of the Steering Committee of the National Privatization Program, published in the Official Gazette, Session 3, of April 4, 1994, on pages 5,774 to policy 5,783.

Paragraph 2 - With the Company's admission to the Novo Mercado of B3 S.A. - Brasil, Bolsa Balcão (respectively, "Novo Mercado" and "B3"), the Company, its shareholders, including controlling shareholders, managers and members of the fiscal council, when installed, are subject to the provisions of the Novo Mercado Regulations ("Novo Mercado Regulations").

Headquarters

Art. 2 - The Company has its headquarters and jurisdiction in the City of São José dos Campos, State of São Paulo, and may create companies and open branches, offices or agencies, as well as appoint agents or representatives anywhere in the country or abroad.

Corporate Purpose

Art. 3 - The purpose of the Company is to:

I. Design, build and market aircraft, equipment, materials, systems, software, accessories and components for the aerospace, defense, security, energy and other industries that require complex, integrated systems to support their operations;

II. Carry out other technological, industrial, commercial and service activities related to the aerospace, defense, security, energy or other industries that require complex, integrated systems to support their operations;

III. Contribute to the training of technical personnel needed for the industries listed in the items above; and

IV. Engage in the generation of electrical energy for self-consumption with the possibility of selling surplus.

Principles

Art. 4 - The organization and operation of the Company shall comply with the following principles:

I.	The Company will have the securities issued by it traded on the domestic and/or foreign capital markets, meeting the legal and institutional requirements of these markets so

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that it can obtain the financial resources necessary for its growth, maintenance of its competitiveness and its perpetuation;

II.	All the shares into which the capital stock is divided will be ordinary;
III.	In the resolutions of the General Meeting:

a)     no shareholder or shareholder group, Brazilian or foreign, may exercise votes in excess of 5% of the number of shares into which the capital stock is divided; and

b)     foreign shareholders and shareholder groups may not exercise votes in excess of 2/3 of the total number of votes conferred on all Brazilian shareholders in attendance;

IV.	With the exception of the provisions of art. 56, the pre-constitution of a majority of shareholders at the General Meeting shall be prohibited, by means of shareholders' agreements on the exercise of voting rights that form blocks with a number of votes greater than the individual limit set in letter "a" item III of this article;
V.	The resolutions and actions of the Company's bodies referred to in art. 9 shall be subject to the veto of the Federal Government; and
VI.	Issuing beneficiary shares is prohibited.

Art. 5 - The Company's duration is indefinite.

Chapter II

Capital Stock and Shares

Capital Stock

Art. 6 - The Company's capital stock, subscribed and fully paid-in, is R$5,159,617,052.42 (five billion, one hundred and fifty-nine million, six hundred and seventeen thousand, fifty-two reais and forty-two cents), divided into 740,465,044 (seven hundred and forty million, four hundred and sixty-five thousand and forty-four) common and registered shares, being a special-class common share (art. 9), all without par value.

Paragraph 1 – The capital will always be divided exclusively into common shares, with the issue of preferred shares prohibited.

Paragraph 2 - The special class of Federal share will always comprise a single share, which will retain all its prerogatives for as long as it is held by the Federal Government (according to art. 8 of Law No. 9,491/97).

Art. 7 - The capital stock may be increased in accordance with art. 168 of Law No. 6,404/76, up to a limit of 1,000,000,000 (one billion) common shares, by resolution of the Board of Directors, regardless of any amendment to the bylaws.

Paragraph 1º - The Board of Directors shall be responsible for setting the price and number of shares to be issued, as well as the payment terms and conditions, but subscription of assets shall depend on the approval of the appraisal report by the General Meeting, in accordance with the law.

Paragraph 2 - Within the limit of the authorized capital, the Board of Directors may:

a)	resolve on the issuance of subscription bonuses, including when assigned as an additional advantage to subscribers of shares or debentures convertible into shares;

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b)	in accordance with the plan approved by the General Meeting, grant options to purchase shares to its managers or employees of the Company or a company under its control, without shareholders having a preemptive right to acquire these shares; and
c)	approve an increase in capital stock through the capitalization of profits or reserves, with or without bonus shares.

Paragraph 3 - The issuance of shares to increase capital stock, the placement of which is made through sale on the stock exchange or by public subscription, may exclude the right of first call for former shareholders, or reduce the period for its exercise.

Paragraph 4 - The provisions of this article apply equally to the issuance of debentures convertible into shares and subscription bonuses, unless these are assigned, as an additional advantage, to subscribers of shares or debentures convertible into shares.

Form of Shares

Art. 8 - All the Company's shares will be book-entry shares, held in deposit accounts in the name of the respective holders at a financial institution authorized by the Brazilian Securities and Exchange Commission ("CVM") chosen by the Board of Executive Officers.

Paragraph 1 - The depository institution for book-entry shares will directly charge the Company for the cost of book-entry share services.

Paragraph 2 - The depository institution will maintain control of the number of shares owned by Brazilian and foreign natural or legal persons, observing the provisions of §2 of art. 10.

Special Class Federal Government Share

Art. 9 - The special class common share gives the Federal Government veto power on the following matters:

I.	Changing the name of the Company or its corporate purpose;
II.	Changing and/or applying the Company's logo;
III.	Creating and/or changing military programs, whether or not involving the Federative Republic of Brazil;
IV.	Training third parties in technology for military programs;
V.	Interrupting the supply of maintenance and spare parts for military aircraft;
VI.	Transferring share control of the Company;
VII.	Any changes: (i) to the provisions of this article, of art. 4, of the caput of art. 10, of arts. 11, 14 and 15, of item III of art. 18, of paragraphs 1. and 2nd. of art. 27, of item X of art. 33, of item XII of art. 41 or of Chapter VII; or (ii) of rights assigned by these Bylaws to special class share.

Paragraph 1 - Prior approval by the Federal Government, as the holder of the special class common share, shall be required for the tender offer referred to in Art. 56 of these Bylaws.

Paragraph 2 - In compliance with the provisions of Law No. 6,404/76 and art. 18, item III of these Bylaws, the matters listed in this article will be subject to resolution by the Company's Board of Directors, observing the following procedure:

I. The matter will be subject to resolution by the Board of Directors.

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II.        If approved by the Board of Directors, the Chairman of that body will notify the member elected by the Federal Government so that it can exercise its right of veto or express itself in favor of the matter, within 30 days of receipt of said notification.

III. After the period referred to in item II above has elapsed, a new meeting of the Board of Directors will be held to: (i) reconsider the resolution, if the Federal Government has exercised its right of veto; or (ii) ratify the resolution, if the Federal Government has expressed its favor or has not made any statement within the period indicated above.

IV. If the resolution is ratified by the Board of Directors, the matter shall, where required by law, be submitted for approval to the General Meeting, at which the Federal Government may also exercise the power of veto under the terms of this article.

Paragraph 3 - Without prejudice to the procedure established in § 2 above, all matters subject to veto by the Federal Government, as the holder of the special class share, to be resolved by the Board of Directors, must additionally be subject to prior notification by the Company to the Ministry of Economy, to be made simultaneously with the notification mentioned in item II above, for pronouncement within 30 days of receipt of the notification referred to in item II above.

Chapter III

Shareholders

Brazilian Shareholders

Art. 10 - For the purposes of these Bylaws, the following persons are considered Brazilian shareholders ("Brazilian Shareholders"):

I - individuals who are Brazilian naturals, born or naturalized in Brazil, residing in Brazil or abroad;

II - legal entities governed by private law incorporated under Brazilian law which have their administrative headquarters in the country, and:

a) that do not have a foreign controlling shareholder or controlling company, unless the latter is included in letter "b" of this section;

b) are controlled, directly or indirectly, by one or more natural persons referred to in section I;

III - investment funds or clubs incorporated in accordance with Brazilian law that have their management headquarters in Brazil and whose administrators and/or majority unitholders are the persons referred to in items I and II.

Paragraph 1 - The Company shall maintain a register of Brazilian Shareholders and Foreign Shareholders, as established in this article and in art. 11.

Paragraph 2 - A Brazilian Shareholder must prove, before the Company and the depositary financial institution holding the book-entry shares, that he/she meets the requirements of this article will only be included in the register of Brazilian Shareholders after such proof.

Foreign Shareholders

Art. 11 - Foreign shareholders ("Foreign Shareholders"), for the purposes of these Bylaws, shall be considered to be individuals, legal entities, investment funds or clubs and any other entities not included in the provisions of art. 10 and those that fail to prove, under the terms of § 2 of art. 10, that they meet the requirements to be registered as Brazilian Shareholders.

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Shareholder Groups

Art. 12 - Under these Bylaws, a shareholder group ("Shareholder Group") shall be a group composed of two or more Company shareholders:

I - Who are parties to a voting agreement, whether directly or through controlled, controlling or common control companies;

II – If one them is, directly or indirectly, the controlling shareholder or controlling company of the other, or of the rest;

III – Who are companies directly or indirectly controlled by the same person, or group of people, shareholders or otherwise; or

IV – That are companies, associations, foundations, cooperatives and trusts, funds or investment portfolios, universal rights or any other forms of incorporation or undertaking with the same administrators or managers, or, even, whose administrators or managers are direct or indirectly controlled by the same person, or group of people, shareholders or otherwise.

Paragraph 1 – In the case of investment funds with a common administrator, only those whose investment and voting policy at General Meetings, under the terms of the respective regulations, is the responsibility of the administrator, on a discretionary basis, shall be considered to be a Shareholder Group.

Paragraph 2 – For the purposes of these Bylaws, holders of securities issued under the Company's Depositary Receipts program shall not be considered a Shareholder Group, they meet any of the criteria set forth in this article and its paragraphs.

Paragraph 3 – A Shareholder Group shall be considered to be a foreign group ("Foreign Shareholder Group") whenever one or more of its members is a Foreign Shareholder.

Paragraph 4 - In addition to the provisions of the caput and preceding paragraphs of this article, only any shareholders or Shareholder Groups that are represented by the same agent, administrator or representative at any time shall be considered part of the same Shareholder Group in a given Meeting. title, when such agent, administrator or representative is representing a common interest (and, for these purposes, it will be presumed to represent a common interest when representing shareholders who hold, directly or indirectly, interest equal to or greater than 10% of the capital stock of the other shareholder, or shareholders who have a common investor who holds a stake equal to or greater than 10% of the capital stock of the shareholders in question).

Paragraph 5 – In the case of shareholder agreements that deal with the exercise of voting rights, all their signatories shall be considered, in accordance with this article, members of a Shareholder Group, for the purposes of applying the limitation to the number of votes they can treats art. 14.

Required Disclosure

Art. 13 – Every shareholder or Shareholder Group is required to disclose, by notifying the Company and the stock exchanges on which its securities are traded, the trading of securities through which its direct or indirect holding exceeds, upwards or downwards, the thresholds of 5% (five percent), 10% (ten percent), 15% (fifteen percent), and so on, of the type or class of shares representing the Company's capital stock.

Paragraph 1 - Holders of debentures convertible into shares and subscription warrants that assure their holders the acquisition of shares in the quantities provided for in this article shall have the same duty.

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Paragraph 2 - Failure to comply with the provisions of this article will result in the application of the penalties described in art. 16 below.

Voting Right

Art. 14 - Each common share will grant the right to one vote in the resolutions of the General Meeting, subject to the following limits:

I - no shareholder, or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the number of shares into which the Company's capital stock is divided;

II - the Foreign Shareholders may not cast, at each meeting of the General Meeting, a number of votes greater than 2/3 of the total votes that can be cast by the attending Brazilian Shareholders.

Sole Paragraph - Votes exceeding the limits set out in this article shall not be counted in the resolutions of the General Meeting.

Art. 15 - For the purposes of the provisions of item II of art. 14, after each General Meeting:

I - there will be a count, based on the attendance list, which will be published by the Chairman of the Meeting (in accordance with art. 22, § 3 below), of the total number of votes that can be cast by the attending Brazilian Shareholders and Foreign Shareholders, observing the provisions of items I and II of art. 14)

II - if the total number of votes of Foreign Shareholders exceeds 2/3 (two thirds) of the votes that can be cast by Brazilian Shareholders, the number of votes of each Foreign Shareholder will be proportionally reduced by the percentage of such excess, so that the total number of votes from foreign shareholders do not exceed the limit of 40% of the total votes that can be cast at such General Meeting.

Paragraph 1 - In the case of Foreign Shareholders and Foreign Shareholder Groups, the above limitations shall apply jointly and successively.

Paragraph 2 - The Chairman of the General Meeting will report the number of votes that may be cast by each attending shareholder, after applying the rules set forth in art. 14 and in this article.

Suspended Rights

Art. 16 - The General Meeting may suspend any rights, including voting rights, of a shareholder who fails to comply with an obligation imposed by law, its regulations or these Bylaws, including proof of Brazilian nationality, as referred to in § 2 of art. 10.

Paragraph 1 - The suspension of rights may be resolved by the General Meeting at any meeting, whether annual or extraordinary, whose agenda includes the matter.

Paragraph 2 - Shareholders representing at least 5% of the capital stock may call a General Meeting when the Board of Directors fails to reply, within 8 days, to their request for a meeting, stating the non-compliance and identifying the defaulting shareholder.

Paragraph 3 – The General Meeting that approves the suspension of a shareholder's political rights is also responsible for establishing, among other things, the scope and term of such suspension, however, inspection and information disclosure rights guaranteed by law may not be suspended.

Paragraph 4 – The suspension of rights will cease as soon as the obligation has been fulfilled.

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Shareholders' Agreement

Art. 17 - The Company shall not submit a shareholders' agreement that conflicts with the provisions of these Bylaws with regard to voting rights.

Chapter IV

General Meeting

Responsibility

Art. 18 - It is the sole responsibility of the General Meeting, in addition to the powers set out in art. 122 and other provisions of Law No. 6,404/76, to:

I.	Elect and remove members of the Board of Directors;
II.	Elect and remove members of the Fiscal Council and set their compensation;
III.	Resolve, when required by the applicable law, on matters subject to vetoes by the Federal Government, who is the holder of the special class share, under the terms of art. 9 of these Bylaws;
IV.	Set the aggregate annual compensation of the Company's Management
V.	Choose a specialized company to be responsible for assessing the Company and preparing the respective report, in the cases provided for in Chapter VIII of these Bylaws;
VI.	Approve plans for stock option grants to managers and/or employees of the Company or companies under its control, in accordance with art. 7, § 2, letter "b";
VII.	Grant profit-sharing rights to managers and/or employees of the Company, subject to legal limits and the Company's human resources policy;
VIII.	Resolve on the proposed allocation of profits and distribution of dividends by the Company submitted by management;
IX.	Elect the liquidator, as well as the Fiscal Council that must operate during the Company's liquidation period; and
X.	Waive the tender offer as a requirement for the Company's delisting from the Novo Mercado.

Sole Paragraph - The resolution referred to in item X of this article shall be approved by a majority of the votes cast by holders of outstanding shares attending the Meeting, however, blank votes not being counted. If convened on first call, the Meeting must be attended by shareholders representing at least 2/3 (two thirds) of the total outstanding shares; and, on second call, it will be held with any number of shareholders holding outstanding shares.

Call

Art. 19 - The General Meeting shall be called by the Board of Directors or, in cases provided for by law, by shareholders or by the Fiscal Council, and the first call shall be made at least 30 days before the date of the first notice; and if the Meeting is not held, a second call notice shall be published at least 15 days in advance.

Eligibility and Representation

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Art. 20 - Those who attend the General Meeting must prove their status as Brazilian Shareholders (art. 10) or Foreign Shareholders (art. 11) by providing an appropriate identity document, or by submitting to the Company, within 48 hours before the time scheduled for the General Meeting, the receipt issued by the depositary financial institution holding the shares in book-entry form or in custody under the terms of art. 40 of Law No. 6,404/76.

Paragraph 1 - The Company shall waive the requirement for the holder of book-entry shares included in the list of shareholders provided by the depositary financial institution to submit such receipt.

Paragraph 2 - A shareholder may be represented at the General Meeting by a proxy appointed under the terms of § 1 of art. 126 of Law No. 6,404/76, and the respective power-of-attorney must be sent to the Company's headquarters within 48 hours before the time scheduled for the General Meeting.

Convening Quorum

Art. 21 – The General Meeting shall be convened on first call with the attendance of shareholders representing at least 25% of the voting capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Attendance Book

Art. 22 - Before the General Meeting is opened, the shareholders will sign the "Attendance Book", stateing their name and address, the number of shares they hold, and their status as Brazilian Shareholders (art. 10) or Foreign Shareholders (art. 11).

Paragraph 1 - The list of attending shareholders will be closed by the Chairman of the Meeting immediately after the opening of the General Meeting.

Paragraph 2 - Shareholders attending the General Meeting after the list is closed may participate in the meeting, however, they are not granted the right to vote on any corporate resolution. Additionally, their shares will not be counted when calculation the total votes allocated to Brazilian Shareholders and Foreign Shareholders.

Paragraph 3 - After closing the list of shareholders, the Chairman of the Meeting will state the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, observing the provisions of arts. 14 and 15.

Board

Art. 23 - The General Meeting will be directed by a Board chaired by the Chairman of the Board of Directors or, in his/her absence or impediment, by the Vice-Chairman of the body; and, in case of absence or impediment of both of them, by a shareholder elected by the attending members of the General Meeting.

Paragraph 1 - The Secretary of the General Meeting shall be appointed by the Chairman of the Meeting.

Paragraph 2 - The Investor Relations Officer or a person appointed by him/her shall attend the General Meeting in order to provide any clarifications and information to shareholders and the Board on matters included in the duties assigned to him/her by these Bylaws. However, it will be the sole responsibility of the Chairman of the Meeting, subject to the rules set forth by these Bylaws, to make any decision regarding the number of votes of each shareholder or regarding their status as a Brazilian Shareholder or a Foreign Shareholder.

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Voting

Art. 24 - When the General Meeting is voting on resolutions, the votes of Brazilian Shareholders and Foreign Shareholders will be counted separately (arts. 10 and 11), observing the voting limitations referred to in arts. 14 and 15.

Sole Paragraph - The General Meeting shall only resolve on matters expressly provided for in the agenda, contained in the respective call notices, and approving matters under a generic heading is prohibited.

Chapter V

Board of Directors, Board of Executive Officers and Fiscal Council

Company's Management

Art. 25 - The Company's management bodies are the Board of Directors and the Board of Executive Officers.

Sole Paragraph – The Board of Directors is a collegial resolution body, and the Company is represented exclusively by is Officers.

Investiture

Art. 26 - Members and officers of the Fiscal Council will be invested in their positions upon signature of a term of investiture, drawn up in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or Book of Minutes and Opinions of the Fiscal Council, as applicable.

Section I

Managing Board

Composition

Art. 27 - The Board of Directors shall be composed of a minimum of 9 and a maximum of 11 members elected by the General Meeting, with a unified mandate of 2 years, re-election allowed, subject to the provisions of paragraphs 1 and 2 below.

Paragraph 1 - the Federal Government, as the holder of the special class share, shall have the right to elect one effective member of the Board of Directors and his/her respective alternate.

Paragraph 2 - The Company's employees shall have the right to elect, by separate voting, two effective members for the Board of Directors and their respective alternates, where one member and his/her alternate is appointed by CIEMB - Embraer's Employee Investment Club, and the other member, and his/her alternate, is appointed by a non-shareholder employees of the Company.

Paragraph 3 - The other members shall be elected by the other shareholders of the Company, in compliance with the provisions of arts. 31 and 32. When conducting the proceedings for the election of members for the Board of Directors, the Chairman of the General Meeting shall be responsible for determining the voting mechanics for the election of the board members referred to in this paragraph (art. 31 or art. 32).

Paragraph 4 - Subject to the provisions of the caput and paragraphs 1 and 2 of this Article, the number of members who will join the Board of Directors in each term must be established

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at the General Meeting whose agenda is the election of such members for the Board of Directors.

Paragraph 5 - It is prohibited for any member of the Board of Directors to simultaneously hold the position of Officer of the Company.

Paragraph 6 - At least the majority of members must be Independent Members, and the characterization of those appointed to the Board of Directors as independent members must be resolved at the General Meeting that elects them, and they will also be considered as independent, in the event If there is a controlling shareholder, the director(s) elected through the option provided for in art. 141, § 4 of Law No. 6,404/76, observing the provisions of art. 32, §7 of these Bylaws.

Paragraph 7 - If the calculation of the percentage referred to in the above paragraph results in a fractional number of members, the number shall be rounded up to the next higher number.

Art. 28 - The Board of Directors shall have a Chairman and a Vice-Chairman, who shall be elected by the General Meeting immediately after the election of the body's members.

Art. 29 - Members of the Board of Directors shall be replaced in the event of absence, impediment or vacancy of office as follows:

I.	Except in the cases provided for in items IV, V and VI below, in the event of the impediment or vacancy of office of up to 2 members, the Board of Directors shall remain composed of the remaining members until the end of their current terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors shall appoint replacement(s), who shall serve until the first General Meeting, whereupon the replacement(s) shall be elected. In the event of a vacancy of more than 2 members of the Board of Directors, the following rules must be observed: (x) if the vacancy is lower than the majority of positions, the other members of the Board of Directors may call a General Meeting to elect substitutes or may directly appoint substitutes, with a maximum of 2 seats on the Board of Directors remaining vacant; (y) if the majority of positions are vacant, a General Meeting must be called to elect replacements. In all cases, replacements must complete the term of office of the replaced members;
II.	In the event of absence or temporary impediment of the Chairman of the Board, his/her duties will be carried out, on a temporary basis, by the Vice-Chairman of the body;
III.	In the event of a vacancy in the office of Chairman of the Board of Directors, the Vice-Chairman of the Board shall assume the office of Chairman of the Board until the end of the current term of office and the other members of the Board of Directors shall immediately appoint a new Vice-Chairman of the Board who shall hold such office until the first General Meeting, when his replacement shall be elected;
IV.	In the event of impediment of any of the effective members mentioned in paragraphs 1 and 2 of art. 27, their alternates will take office until the impediment ceases;
V.	In the event of a vacancy in the position of effective members as mentioned in paragraphs 1 and 2 of art. 27, their alternates will hold office until the first Annual General Meeting is held, which will elect their alternates; and
VI.	In the event of a cumulative vacancy in the position of effective and alternate members mentioned in paragraphs 1 and 2 of art. 27, the Board will immediately call a General Meeting to fill the vacant positions.

Members of the Board of Directors

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Art. 30 - The members of the Board of Directors must have a clean reputation and may not be elected, unless waived by the General Meeting, should they:

I - hold positions in companies that may be considered competitors of the Company; or

II - have or represent an interest that conflicts with that of the Company.

Paragraph 1 - For the purposes of the provisions of article 115 of Law No. 6,404/76, a vote cast by a shareholder for the election of a member of the Board of Directors who does not meet the requirements set forth in this article shall be considered abusive.

Paragraph 2 - None of the members of the Board of Directors may have access to information, attend board meetings or vote on matters in which they have or represent an interest that conflicts with the interests of the Company.

PARAGRAPH 3 - In the election of the members of the Board of Directors provided for in § 3 of art. 27, regardless of the election process that may be adopted (art. 31 or art. 32), any shareholder who wishes to appoint a slate, in case of a slate election, or a candidate, in case of a multiple voting proceeding, who is not a member of the Board of Directors or of the slate appointed by the Board of Directors must notify the Company in writing within 10 days before the General Meeting, stating the name, qualifications and professional curriculum of each person and attaching to the notice a statement signed by the candidate attesting to their acceptance to run for the position. The Company will publish, within 8 days before the date of the General Meeting, a notice informing shareholders of the place where they can obtain a list of all candidates proposed under the terms of this paragraph and a copy of their qualifications and professional curricula.

Slate Election

Art. 31 – Subject to the provisions of art. 32, the election of the members of the Board of Directors referred to in § 3 of art. 27 will be held using the slate system, and voting for candidates individually is prohibited.

Paragraph 1 - In the election referred to in this art. 31, the Board of Directors must appoint a slate, observing that the Company's management must, within 30 days before the date scheduled for the General Meeting, send it to the stock exchange, insert it on the website, and keep it available for shareholders at the Company's headquarters, a document with the names, qualifications and curricula of candidates for membership in the slate formed under the terms of this paragraph.

Paragraph 2 - Any shareholder, or shareholder group, is entitled to propose another slate for the Board of Directors, subject to the following rules:

a) the proposal must be notified in writing to the Company within 10 days prior to the date for which the General Meeting is convened, and the submission of more than one slate by the same shareholder or shareholder group is prohibited;

b) the notice must state the names of the members of the slate and, for members who are not part of the Board of Directors or of the slate appointed by the Board of Directors, the notice must state their qualifications and professional curricula, a signed statement attesting to their agreement to run for the position, as well as other information and documents required by the applicable regulations;

c) within 8 days prior to the date for which the General Meeting is convened, the Company will publish a notice on its website informing shareholders of the place where they may obtain a copy of the proposed slates and a copy of the candidates' qualifications and curricula.

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Paragraph 3 - The same person may be part of two or more different slates, including the one provided for in § 1.

Paragraph 4 - Each shareholder may only vote for one slate; the votes will be counted according to the limitations provided for in arts. 14 and 15; and the candidates of the slate who receives the most votes at the General Meeting will be declared elected.

Election by Multiple Voting

Art. 32 - In the election of the members of the Board of Directors provided for in § 3 of art. 27, shareholders representing at least 5% of the voting capital stock are entitled to request the adoption of the multiple voting proceeding up to 48 hours before the date for which the General Meeting is convened.

Paragraph 1 - The Company must, immediately after receiving the request, publish a notice to the shareholders communicating that the election will adopt the multiple voting proceeding.

Paragraph 2 - Once the General Meeting has been convened, the Board will promote, based on the Brazilian Shareholders and Foreign Shareholders who have signed the Attendance Book and how many shares they have, the calculation of the number of votes to which each shareholder is entitled, whether they are Brazilian or otherwise, the following standards must be observed:

a)     the number of votes to which each shareholder is entitled shall first be determined in accordance with the provisions of item I of art. 14, by assigning to each share that does not exceed the limit of 5% of the total capital stock of the Company as many votes as there are members of the Board of Directors to be elected;

b)     if the total votes of the Foreign Shareholders exceed 2/3 of the total votes of the Brazilian Shareholders, the reduction percentage of the votes of each Foreign Shareholder shall be determined so as to fall within the limit of item II of art. 14.

Paragraph 3 - Candidates for membership in the Board of Directors shall be:

a)	the members of the slates referred to in §1 and §2 of art. 31; and

b) the candidate who has been appointed by any shareholder and is not a member of the appointed slate must send their respective qualifications and professional curriculum, a signed term attesting their acceptance to run for the position, as well as the other information and documents required by applicable regulations.

Paragraph 4 - Shareholders shall have the right to accumulate votes to which they are entitled under the terms of § 2 in a single candidate or by distributing them among several candidates. The members who receive the most votes will be declared elected.

Paragraph 5 - Positions that are not filled due to a tie will be subject to a new voting, adopting the same process, and adjusting the number of votes to which each shareholder is entitled depending on the number of positions to be filled.

Paragraph 6 - Whenever the election has been carried out through this process, the removal of any member of the Board of Directors by the General Meeting will result in the removal of the other members, and a new election shall be held; in other vacancy cases, the first General Meeting will hold the new election of the entire Board.

Paragraph 7 - § 4 of art. 141 of Law No. 6,404/76 will only be applicable if the Company has a controlling shareholder.

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Responsibility

Art. 33 - It is the responsibility of the Board of Directors to:

I.	Establish the general direction of the Company's business;

II.                Elect and remove the Company's directors and set their duties, in compliance with the provisions of these Bylaws;

III.              Appoint, from among the Company's Officers, the Investor Relations Officer, in accordance with CVM regulations;

IV.              Supervise the management of the Company's Officers, reviewing, at any time, the Company's books and documents, requesting information on agreements that have been signed or that are about to be signed, and any other actions;

V.               Assess the quarterly results of the Company's operations;

VI.              Assess the Management Report and the Board of Executive Officers' accounts, resolving on their submission to the General Meeting;

VII.            Summon the independent auditors to provide any necessary clarifications on the Company;

VIII.          Call the Annual General Meeting and, when appropriate, the Extraordinary General Meeting of the Company;

IX.              Approve the Company's annual and multi-annual budgets, strategic plans, expansion projects and investment programs, as well as monitor their execution;

X.               Consider matters subject to the Federal Government's veto power, submitting them, when required by Law No. 6,404/76, to the General Meeting for consideration;

XI.              Express his/her opinion in advance on any matter to be submitted to the General Meeting;

XII.            Resolve on:

a)	the issuance of shares from the authorized capital, subject to the provisions of art. 7 and its § 1;
b)	the issuance of subscription bonuses and, subject to the provisions of § 2 of art. 7 and the plan approved by the General Meeting, the granting of stock options referred to therein;
c)	the acquisition, by the Company, of shares issued by it, to be held in treasury or subsequently canceled or sold;
XIII.	Approve the sale or encumbrance of permanent assets, in an amount greater than 1% (one percent) of the Shareholders' Equity of the Company recorded in the Company's latest consolidated financial statements and disclosed prior to the date of the relevant resolution of the Board of Directors, by means of the Standardized Financial Statements Form (DFP) or Quarterly Information Form (ITR), whichever is more recent;
XIV.	Resolve on the issue, by the Company, of simple debentures, not convertible into shares and without a secured guarantee, in accordance with the law in force;
XV.	Authorize the issuance, by the Company, of any credit instruments for raising funds, which could be "bonds", "notes", "commercial papers", and others, commonly used in the market, also resolving on their issuance and redemption conditions;
XVI.	Approve (i) the incorporation and closure of controlled companies, directly or indirectly, affiliated companies, consortia, joint ventures and/or entities of any nature; (ii) the direct or indirect holding of the Company in the capital of other companies, the disposal of

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such holding (except to companies of the same group), as well as new capital contributions to such companies;

XVII.	Authorize the Company to undertake any loan, borrowing, indebtedness, assumption of debt, granting of guarantees, e.g., bonds, sureties, pledges, expenditures, advances or offerings of credit for the benefit of third parties, without prejudice to the provisions of item XI of the art. 41, below;
XVIII.	Create and terminate the Company's operational units;
XIX.	Approve the policies (i) for appointing members to the board of directors, its advisory committees and statutory board, (ii) for risk management, (iii) for transactions with related parties, (iv) for securities trading and (v) for salaries and human resources of the Company, including compensation criteria, rights and advantages;
XX.	Authorize the transfer of Company resources to employee associations, welfare, recreational and private pension entities, as well as the donation of Company resources to third parties;
XXI.	Choose and remove the Company's independent auditors;
XXII.	Approve the execution of any agreements or transactions of any nature involving, on the one hand, the Company and, on the other: (i) any shareholder of the Company who holds more than 5% of its capital stock; (ii) any administratorr of the Company, as well as their respective spouses and relatives up to the 4th degree; or (iii) any companies controlled, controlling, affiliated or under common control of any of the people listed in items "i" and "ii";
XXIII.	Express a favorable or unfavorable opinion on any tender offer whose object is shares issued by the Company, by means of a prior informed opinion, published within 15 days of the publication of the notice of the tender offer, which shall address at least (i) the convenience and timeliness of the tender offer regarding the interests of the Company and the shareholders as a whole, including in relation to the price and potential impacts on the liquidity of the shares; (ii) the strategic plans disclosed by the offeror in relation to the Company; (iii) alternatives to accepting the public offering available on the market; and (iv) other points that the Board of Directors deems relevant;
XXIV.	Provide, in compliance with the rules of these Bylaws and the law in force, the order of its activities and approve regulations of the Board of Directors and its Advisory Committees;
XXV.	Exercise the normative functions of the Company's activities, and may refer to itself any matter that does not fall within the exclusive competence of the General Meeting or the Board of Executive Officers;
XXVI.	To elect the members of the statutory advisory committees to the Board of Directors and their respective coordinators and to approve the internal regulations of the statutory advisory committees to the Board of Directors;
XXVII.	Authorize the Company to undertake any loan, borrowing, indebtedness, assumption of debt, granting of guarantees, including bonds, sureties, pledges, expenditures, advances or offerings of credit for the benefit of subsidiaries, special purpose and other companies that are directly or indirectly under the Company's control, duly consolidated in its financial statements, in an amount greater than 1% (one percent) of the Shareholders' Equity of the Company recorded in the latest consolidated financial statements of the Company and disclosed prior to the date of the relevant resolution of the Board of Directors, by means of the Standardized Financial Statements Form (DFP) or Quarterly Information Form (ITR), whichever is more recent.

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Paragraph 1 – The removal of members from the Board of Executive Officers shall depend on the affirmative vote of at least 7 of the members of the Board of Directors.

Paragraph 2 - Subject to the maximum limit established by the General Meeting, the Board of Directors shal be responsible for setting the compensation to received by each of its members, of each member of the Committees (arts. 34 to 37) and each Officer of the Company, considering the responsibilities, time dedicated to the functions, responsibility, professional reputation and the value of their services in the market.

Paragraph 3 - The Chairman of the Board of Directors, in addition to the other duties provided for in these Bylaws, shall be responsible for convening and chairing meetings of the Board of Directors and General Meetings.

Committees of the Board

Art. 34 - The Board of Directors shall appoint a Strategy and Innovation Committee, a People and ESG Committee and an Audit, Risk and Ethics Committee, which will be permanent, without decision-making or management powers, intended to assist it in the exercise of its duties.

Paragraph 1 - The Strategy and Innovation and People and ESG Committees will be formed by a minimum of 3 (three) and a maximum of 5 (five) members, and the majority of its members must be independent members of the Board of Directors, and the remaining members may be External Members, in accordance with § 3 of art. 37 of these Bylaws.

Paragraph 2 - The members of the Board of Directors appointed to join the aforementioned bodies and the Audit, Risk and Ethics Committee may receive the compensations applicable to the positions they hold.

Art. 35 - The Audit, Risk and Ethics Committee, an advisory body associated the Board of Directors, shall carry out the duties of an Audit Committee for the purposes of North American law, especially the "Sarbannes-Oxley Act".

Paragraph 1 - The Audit, Risk and Ethics Committee is composed of a minimum of 3 (three) and a maximum of 5 (five) members, and the majority of its members must be independent members of the Board of Directors, and at least 1 (one) member must be an External Member, in accordance with § 3 of art. icle 37 of these Bylaws, and 1 (one) must have proven experience in corporate accounting matters.

Paragraph 2 - The same member of the Audit, Risk and Ethics Committee may fulfill the requirements of being an independent member of the Board of Directors and having proven experience in corporate accounting matters, or being an External Member and having proven experience in corporate accounting matters.

Paragraph 3 - The Audit, Risk and Ethics Committee must be coordinated by one of the independent members of the Board of Directors who will join said Committee. The activities of the committee coordinator will be established in its internal regulations, approved by the Board of Directors.

Art. 36 - It is the responsibility of the Audit, Risk and Ethics Committee, in addition to the duties conferred on it by applicable law and its internal regulations, to:

a)	make recommendations to the Board of Directors on the choice or replacement of the external audit firm and on its compensation;

b)       supervise the work of external auditors and give opinions on hiring other services to the external audit company;

c)        take the necessary initiatives and measures to find out about and investigate claims related to financial statements, internal controls and external auditing;

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d)       mediate any conflicts and disputes between the Company's Management and independent auditors;

e)       evaluate quarterly information, interim statements and financial statements;

f)         monitor the activities of the Company's internal audit and internal controls area;

g)       evaluate and monitor the Company's risk exposures;

h)       evaluate, monitor and make recommendations to management for correcting or improving the Company's internal policies, including the policy on transactions between related parties; and

i)         have the means to receive and process information on non-compliance with legal and regulatory provisions applicable to the Company, as well as internal regulations and codes, including specific procedures for protecting providers and information confidentiality.

Paragraph 1 - The Company must disclose an annual summary report of the Audit, Risk and Ethics Committee, covering the meetings held and the main issues discussed by them, and highlighting the recommendations of the committee to the Board of Directors

Paragraph 2 - Officers of the Company, officers of its controlled companies, the controlling shareholder, if any, affiliated companies or companies under common control with the Company, are not allowed to join the Company's Audit, Risk and Ethics Committee.

Art. 37 - The Board of Directors may create Advisory Committees for the Company's Board of Directors, with restricted and specific objectives and limited duration, appointing its members and establishing their compensations, when applicable, observing the global limit established by the General Meeting

Paragraph 1 - The Advisory Committees of the Board of Directors will be formed, each of them, by a minimum of 3 (three) and a maximum of 5 (five) members, and the majority of its members must be independent members of the Board of Directors, and the remaining members may be External Members, in accordance with § 3 of this article.

Paragraph 2 - The members of the Board of Directors appointed to join the aforementioned bodies may receive the compensations applicable to the positions they hold.

Paragraph 3 - The External Member of any of the Committees must meet the following requirements:

a)	not be part of the Board of Directors or the Board of Executive Officers of the Company or its subsidiaries;

b)	have a clean reputation and have proven knowledge of the rules applicable to publicly-held companies, as well as the concepts and principles that guide the highest standards of corporate governance in the Brazilian capital market;

c)	not be a spouse or second-degree relative of (1) members of the management of the Company or its subsidiaries or (2) persons who have an employment relationship with the Company or its subsidiaries, to an extent that compromises the independence of the External Member; and

d)	not hold positions in companies that could be considered competitors of the Company or its subsidiaries, and not have, nor represent, interests that conflict with those of the Company or its subsidiaries.

Paragraph 4 - External Members of any of the Committees shall have the same duties and responsibilities as administrators, as provided in art. 160 of Law No. 6,404/76, and will take

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office in the respective Committee upon the signature of the applicable Term of Investiture, where the requirements for the position will be declared.

Section ii

Board of Executive Officers

Composition

Art. 38 - The Board of Executive Officers will be composed of a minimum of 4 and a maximum of 11 Officers, one of them being the Chief Executive Officer, all of them with a term of office of 2 years, re-election allowed. The assignments and duties of each Officer will be established by the Board of Directors, which will appoint someone for the position of Investor Relations Officer.

Paragraph 1 - In case of impediment or absence, the Chief Executive Officer shall be replaced by one of the Officers appointed by him, who will then cumulatively assume the position of Chairman.

Paragraph 2º - In the event of vacancy in the position of Chief Executive Officer, one of the other Officers, to be appointed by the Chairman of the Board of Directors, will take office on an interim basis, until the first subsequent meeting of the Board of Directors, which will appoint the new Chief Executive Officer.

Paragraph 3 - The other Officers shall be replaced, in case of absence or temporary impediment, by another Officer, to be chosen by the Chief Executive Officer.

Paragraph 4 – In the event of vacancy in the position of Officer, one of the other Officers, to be appointed by the Chief Executive Officer, will take office on an interim basis, accumulating the duties, until the first meeting of the Board of Directors.

Paragraph 5 - The Officer replacing the Chief Executive Officer or any of the other Officers in the terms of this article shall not be entitled to any additional compensation.

Duties of the Officers

Art. 39 - It is the responsibility of the Officers to comply with and enforce these Bylaws, the resolutions of the Board of Directors and the General Meeting, and to carry out, within their powers, all acts necessary for the regular operation of the Company.

Paragraph 1 - It is the responsibility of the Chief Executive Officer to:

a)	convene and chair meetings of the Board of Executive Officers;
b)	propose to the Board of Directors the composition of the Board of Executive Officers;

c) propose to the Board of Directors the distribution of duties to the other Officers;

d) guide and coordinate the actions of other Officers;

e) manage activities related to the general planning of the Company and its subsidiaries;

f) keep the members of the Board of Directors informed about the activities and progress of the Company's operations; and

g) carry out other tasks assigned to it by the Board of Directors.

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Paragraph 2 - The other Officers are responsible for assisting and helping the Chief Executive Officer in managing the Company's business and, under the guidance and coordination of the Chief Executive Officer, carrying out the functions assigned to them by the Board of Directors.

Responsibilities and Duties of the Board of Executive Officers

Art. 40 - The Board of Executive Officers has all the powers to carry out the acts necessary to achieve the Company's corporate purpose, in compliance with the legal and statutory provisions, as well as the resolutions of the General Meeting and the Board of Directors.

Art. 41 – It is the responsibility of the Board of Executive Officers, in addition to other duties provided for by law or these Bylaws, to:

I.	Comply with and enforce these Bylaws and the resolutions of the Board of Directors and the General Meeting;
II.	Prepare and submit to the Board of Directors, annually, the Company's activity plan and general budget, as well as the strategic plan and its annual reviews, taking care of the respective execution;
III.	Propose to the Board of Directors the fundamental guidelines for the Company's corporate purpose;
IV.	Submit annually for consideration by the Board of Directors, the Management Report and the Board of Executive Officers' accounts, accompanied by the independent auditors' report, as well as the proposal for the allocation of profits recorded in the previous year;
V.	Recommend and promote the removal of managers of controlled companies and appoint and remove managers of the Company's operating units;
VI.	Prepare, annually, the Action and Goals Plan for each Board of Executive Officers, submitting it, with the performance and results achieved, to the Board of Directors, at the annual meetings;
VII.	Submit quarterly the Company's detailed economic, financial and equity balance sheet to the Board of Directors and the Fiscal Council;
VIII.	Authorize the opening, transfer or closure of offices, branches, agencies, facilities or other establishments of the Company in the country and abroad;
IX.	Propose to the Board of Directors the incorporation and closure of companies controlled by the Company, in the country and abroad, and the other acts set out in art. 33, item XVI of these Bylaws;
X.	Prepare and submit to the Board of Directors the salary policy of the Company and its controlled companies;
XI.	Authorize the Company to undertake any loan, borrowing, indebtedness, assumption of debt, granting of guarantees, including bonds, sureties, pledges, expenditures, advances or offering of credit for the benefit of subsidiaries, special purpose and other companies that are directly or indirectly under the Company's control, duly consolidated in its financial statements, up to the amount of 1% (one percent) of the Shareholders' Equity of the Company recorded in the latest consolidated financial statements of the Company and disclosed prior to the date of the relevant resolution of the Board of Directors, by means of the Standardized Financial Statements Form (DFP) or Quarterly Information Form (ITR), whichever is more recent; and

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XII.	Submit for consideration by the Board of Directors matters subject to the Federal Government's veto, who is the holder of the special class share, under the terms of art. 9th and item III of art. 18 of these Bylaws.

Company Representation

Art. 42 - Except in the cases provided for in the paragraphs of this article, the Company is validly bound whenever it is represented by two members of the Board of Executive Officers, by the signature of a member of the Board of Executive Officers and one attorney-in-fact or by two attorneys-in-fact, within the limits of their respective mandates.

Paragraph 1 - Acts for which these Bylaws require prior authorization from the Board of Directors shall only be valid once this requirement has been met.

Paragraph 2 - The Company may be represented by only one Officer, who may even grant power of attorney for the purposes discussed herein, or an attorney-in-fact to carry out the following acts:

I.	being discharged of amounts owed by the Company;
II.	issuing, negotiating, endorsing and discounting bills of exchange relating to sales;
III.	representing the Company at shareholders' meetings of companies it holds a stake in;
IV.	granting a power-of-attorney to a lawyer for legal representation or administrative proceedings;
V.	representing the Company in court and/or in administrative proceedings, except for engaging in acts that imply the waiver of rights; and
VI.	carrying out simple administrative routine acts, including before public offices, mixed-capital companies, commercial boards, labor courts, the INSS, the FGTS and their collection banks, and others of the same nature.

Paragraph 3 - The Board of Directors may authorize carrying out specific acts that bind the Company by the signature of only one Officer or a regularly appointed attorney-in-fact; or, even, establish responsibilities and authority for carrying out acts by a single representative.

Paragraph 4 - When appointing attorneys, the following rules shall be observed:

I.                     All powers of attorney shall be granted by the Chief Executive Officer, or his/her replacement, together with another Officer, and shall have an established scope and term, except when it is a power-of-attorney with powers for legal representation or administrative proceedings whose term may be indefinite; and

II.	When the purpose of the power of attorney is to carry out an act that requires prior authorization from the Board of Directors, it may only be granted after such authorization, which will be mentioned in the power-of-attorney.

Section III

Fiscal Council

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Art. 43 - The Company's Fiscal Council shall operate on a permanent basis and shall be composed of a minimum of 3 and a maximum of 5 members, and the same number of alternates, shareholders or otherwise, residing in the country and elected by the General Meeting, whose duties are provided for by law.

Paragraph 1 - When electing members of the Fiscal Council, to the extent that they are applicable and are not in conflict with the provisions of this article, the rules stipulated in article 31 for electing members of the Company's Board of Directors shall apply.

Paragraph 2 - The General Meeting shall appoint, from among the elected members, the Chairman and Vice-Chairman of the body.

Paragraph 3 - If, in the terms of art. 56, the Company comes under the control of a controlling shareholder or controlling company, as defined by law, the minority shareholders shall be entitled to, provided that they jointly represent 10% or more of the shares, elect, by separate voting, one member and his/her alternate.

Paragraph 4 - The compensation of the members of the Fiscal Council will be established by the General Meeting that elects them, in compliance with legal requirements and limits and considering their experience, training and reputation.

Art. 44 - The Fiscal Council shall meet ordinarily at each calendar quarter, to review the balance sheet and other financial statements prepared periodically by the Company and extraordinarily, whenever called by the Chairman, on his/her own initiative or at the request of any of the members.

Paragraph 1 - Extraordinary meetings shall be convened by written notice, containing, in addition to the place, date and time of the meeting, the agenda.

Paragraph 2 - The Fiscal Council meeting shall be held with the attendance of at least 3 members or alternates, and the body will make resolutions by majority vote of the members present.

Art. 45 - The provisions of the law and of these Bylaws concerning the Fiscal Council shall be governed by its internal regulations, approved by the body.

Paragraph 1 - The Chairman of the Fiscal Council shall be responsible for transmitting to all members of the body the communications received from the management bodies and independent auditors and forwarding requests received from their members to the management bodies.

Paragraph 2 - The members of the Fiscal Council must carry out their duties in the interests of the Company, even if elected by a shareholder group or class.

Paragraph 3 - The Fiscal Council may, based on the illegality of the act and a justified decision, refuse to transmit requests for information, clarifications, special financial statements or investigation of specific facts.

Section IV

Meetings of Management Bodies

Frequency of Meetings

Art. 46 - The Company's Board of Directors shall meet, ordinarily, eight times a year, according to the calendar to be disclosed in the first month of each fiscal year by the Chairman of the Board of Directors, and, extraordinarily, whenever necessary.

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Call

Art. 47 - The Company's administrators shall be summoned personally and in writing to the meetings of the respective bodies, at least 3 business days in advance, by letter, email, or other means that allows proving the receipt of the notice by the recipient.

Paragraph 1 – The call notice must be accompanied by a list of the matters to be discussed and considered at the meeting, as well as all supporting documents that may be necessary.

Paragraph 2 – Meetings of management bodies may be convened regardless of call if all the relevant members are present.

Paragraph 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, in accordance with § 1 of this article, provided that, however, in these cases, the meeting shall only be held with the attendance of at least 2/3 (two thirds) of its members.

Convening and Resolution Quorum

Art. 48 - Meetings of management bodies may only be convened and deliberate with the presence of a majority of the relevant members; a director who participates via conference call, videoconference, telepresence, e-mail or other means of communication that allows identifying the Member or Officer, shall be deemed to be present at the meeting. In this case, the director shall be deemed to be present at the meeting for the purposes of verifying the "quorum" for convening and voting, and his/her vote shall be deemed valid for all legal purposes and shall be entered in the minutes of said meeting.

Art. 49 - Except as expressly provided for in these Bylaws, resolutions taken at meetings of the management bodies shall be adopted by a majority vote of the attending members.

Chapter VI

Financial Statements and

Profit Sharing

Fiscal Year and Financial Statements

Art. 50 - The fiscal year begins on January 1st and ends on December 31st of each year.

Paragraph 1 - At the end of each fiscal year, the Board of Executive Officers shall prepare, in compliance with the relevant legal provisions, the following financial statements:

I.	balance sheet
II.	statements of changes in equity;
III.	income statement for the year;
IV.	statement of changes in financial position; and
V.	cash flow statements.

Paragraph 2 - With the financial statements for the year, the Board of Directors shall submit to the Annual General Meeting a proposal on the allocation to be given to the Company's net profit, in compliance with the provisions of these Bylaws and applicable law.

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Mandatory Dividend

Art. 51 - Shareholders shall be entitled to, as a mandatory dividend, in each fiscal year, a percentage equivalent to 25% of the net profit for the year, adjusted in accordance with the following rules:

I - The net profit for the year will be reduced or increased by the following amounts:

a) the amount allocated to the constitution of the legal reserve; and

b) the amount allocated to the formation of a contingency reserve and the reversal of this reserve formed in previous years;

II - The payment of dividends under the terms of section I may be limited to the net profit amount for the year that have been realized, provided that the difference is recorded as a reserve for unrealized profits;

III - Profits recorded in the unrealized profits reserve, when realized and if they have not been absorbed by losses in subsequent years, shall be added to the first dividend declared after realization.

Paragraph 1 - The dividend provided for in this article shall not be compulsory in the fiscal year in which the Board of Directors informs the General Meeting that it is incompatible with the Company's financial situation; the Fiscal Council shall issue an opinion on this information and the Company's managers shall submit to the CVM, within 5 days of the General Meeting, a justified statement of the information transmitted to the General Meeting.

Paragraph 2 - Profits that are not distributed under the terms of § 1 shall be recorded as a special reserve and, if they are not absorbed by losses in subsequent financial years, shall be paid out as a dividend as soon as the Company's financial situation so permits..

Paragraph 3 - The Board of Directors may pay or credit, in each fiscal year, ad referendum of the Annual General Meeting that considers the financial statements for the year, interest on equity, in accordance with the income tax law.

Paragraph 4 - Interest on equity will be attributed to the value of dividends declared by the Company.

Investment and Working Capital Reserve

Interim Dividends

Art. 53 - The Board of Directors may decide to draw up a half-yearly balance sheet and declare interim dividends. It may also draw up a balance sheet and distribute dividends in shorter periods as long as the total dividends paid in each half of the fiscal year do not exceed the amount of capital reserves.

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Sole Paragraph - The Board of Directors may declare dividends to the accumulated profit or profit reserves existing in the last annual or half-yearly balance sheet.

Profit Sharing

Art. 54 - The General Meeting may attribute profit sharing to the Company's administrators, subject to the legal limit.

Paragraph 1 - The shareholding may only be assigned in the fiscal year in which the compulsory dividend referred to in art. 51.

Paragraph 2 - Whenever the Company pays interim dividends based on profit determined in the half-yearly balance sheet, the value of which is at least equal to 25% of the net profit for the period, calculated in accordance with art. 53, the Board of Directors may resolve on, ad referendum of the General Meeting, the payment of profit sharing for the semester to the administrators.

Chapter VII

Protection Mechanisms

Follow-up of Equity Interest

Art. 55 In addition to the provisions of § 2 of art. 8 and § 2 of art. 10, and without prejudice to the other provisions of these Bylaws, the Company, by means of a working group coordinated by the Investor Relations Officer, shall follow up the variations in the equity interest of the Company's shareholders, with a view to preventing and, as the case may be, reporting, pursuant to § 1 below, the violation of these Bylaws and of the applicable legal and regulatory provisions, as well as suggesting to the General Meeting the application of the penalties provided for in art. 16 of these Bylaws.

Paragraph 1 - In the event that, at any time, the Investor Relations Officer finds a violation of any of the restrictions regarding the limit of shares held by the same shareholder or Shareholder Group, he/she must immediately report such circumstances: (i) to the Chairman of the Board of Directors; (ii) to the Member elected by the Federal Government, as the holder of the special class share; (iii) the Chief Executive Officer; (iv) the members of the Fiscal Council; (v) to B3; and (vi) the CVM.

Paragraph 2 – The Investor Relations Officer is entitled to request that shareholders or Shareholder Groups of the Company report their shareholding composition, directly and/or indirectly, as well as the composition of their direct and/or indirect control block and, if applicable, the corporate and business group, in fact or by law, of which they are part.

Public Offering in Case of Acquiring

Material Equity Interest and disposal of control

Art. 56 - Any shareholder or Shareholder Group that acquires or becomes the holder, for any reason, of: (i) 35% or more of the total number of shares issued by the Company; or (ii) other rights, including usufruct and trust rights, over shares issued by the Company which represent more than 35% of its capital ("Acquiring Shareholder"), must, within a maximum period of 15 days from the date of acquisition or the event which resulted in holding shares or rights in excess of the established limit, submit to the Federal Government, as the holder of the special class common share, through the Ministry of Economy, a request for a tender offer for the acquisition

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of all the shares issued by the Company, in compliance with the applicable regulations, the regulations of B3 and the terms of this article.

Paragraph 1 - The Federal Government, as the holder of the special class share, shall have full discretion to accept or deny the request to carry out the public offering. If the request is accepted, the Acquiring Shareholder must make the offering within 60 days, counting from the date of approval, proceeding as indicated in this article. If the request is denied, the Acquiring Shareholder must, within 30 days of being notified of the denial, dispose of all the shares that exceed the limit established in the caput of this article.

Paragraph 2 - The Acquiring Shareholder must forward to the Company's Chief Executive Officer a copy of all documents related to the request to carry out the public offering that have been delivered to the Federal Government or sent by it.

Paragraph 3 - In the period between the request to carry out the public offering and the response, whether positive or negative, from the Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or securities convertible into shares issued by the Company.

PARAGRAPH 4 - The acquisition price in the public offering of each share issued by the Company cannot be lower than the income achieved in accordance with the application of the following formula:

OPA Price = Share Price + Premium

where:

"OPA Price" corresponds to the acquisition price of each share issued by the Company in the tender offer provided for in this article.

"Share Price" corresponds to the highest value of: (i) highest unit price reached by shares issued by the Company during the 12-month period prior to the completion of the OPA among the values registered on any stock exchange on which said shares are negotiated; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the completion of the OPA, for a share or batch of shares issued by the Company; (iii) the amount equivalent to 14.5 times the Company's Average Consolidated EBITDA (as defined below) deducted from the Company's net consolidated debt, divided by the total number of shares issued; and (iv) the amount equivalent to 0.6 times the value of the Company's firm orders in the Backlog, according to the latest information it published, deducted from the Company's net consolidated debt, divided by the total number of shares issued by the Company.

"Premium" corresponds to 50% of the Share Price.

"Company's Consolidated EBITDA" is the Company's consolidated operating profit before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, as obtained based on the consolidated financial statements, relating to the Company's most recent full fiscal year already audited and published.

"Company's Average Consolidated EBITDA" is the arithmetic average of the Company's Consolidated EBITDAs for the 2 most recent full fiscal years.

Paragraph 5 - For the purposes of the provisions of § 4 above, in the case of shares represented by certificates of deposit (including shares included in Depositary Receipts programs), the unit price of the share will be determined by dividing: (i) the price of the said certificate of deposit, on the market in which it is traded; by (ii) number of shares represented by the certificate.

Paragraph 6 - Carrying out the tender offer mentioned in the caput of this article will not exclude the possibility of another shareholder of the Company formulating a competing public offering, in accordance with the applicable regulations.

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Paragraph 7 - The Acquiring Shareholder must comply with any requests or requirements by the CVM within the deadlines prescribed in the applicable regulations.

Paragraph 8 - The tender offer must comply with the following principles and procedures, in addition to, where applicable, other requirements expressly provided for in art. 4 of CVM Instruction No. 361 of 03/05/02 and in the Novo Mercado Regulation:

I.	be directed indiscriminately to all the Company's shareholders;
II.	be carried out in an auction to be held at B3;
III.	be carried out in a way that ensures equitable treatment for recipients, allows them to receive adequate information about the Company and the offeror, and provides them with the necessary elements to make an informed and independent decision regarding the acceptance of the public offering;
IV.	be immutable and irrevocable after its publication in the offering notice, in accordance with CVM Instruction No. 361/02;
V.	be launched at a price established in accordance with the provisions of this article and paid in cash, in national currency, against the acquisition in the tender offer issued by the Company; and
VI.	be accompanied by an appraisal report on the Company, prepared by an internationally renowned, independent institution with proven experience in the economic and financial appraisal of listed companies, drawn up in accordance with the criteria set out in art. 8 of CVM Instruction No. 361/02, observing the criteria established in § 4 above for setting the minimum price in the offer.

Paragraph 9 - In the event that the Acquiring Shareholder does not comply with the obligations imposed by this article, including compliance with the deadlines: (i) to request authorization from the Federal Government to carry out the public offering; (ii) to carry out the public offering for the purchase of shares; or (iii) to comply with any requests or requirements by the CVM, the Company's Board of Directors will call an Extraordinary General Meeting, in which the shareholder or Shareholder Group in question will be prevented from voting, to decide on the suspension of the exercise of their rights of shareholder, as provided in art. 16 of these Bylaws.

Paragraph 10 - For the purposes of calculating the percentage of 35% of the total shares issued by the Company described in the caput of this article, involuntary percentage increases in capital stock interest resulting from the cancellation of treasury shares will not be computed.

Chapter VIII

Registration as Publicly-Held Company and Novo Mercado

Art. 57 - Voluntary departure from the Novo Mercado may occur (i) regardless of the tender offer, in the event of a waiver approved by the Company's general meeting, in accordance with art. 18, X, of these Bylaws, or (ii) in the absence of such a waiver, if preceded by a tender offer that complies with the procedures set forth in the regulations issued by the CVM on tender offers for cancellation of registration as a publicly-held company and the following requirements:

I.the price offered must be fair, and it is therefore possible to request a new valuation of the Company, in the manner established in art. 4th-A of Law No. 6,404/76; and

II.shareholders who own more than 1/3 (one third) of the outstanding shares must accept the tender offer or expressly agree to leave the segment without selling their shares.

paragraph 1 – For the purposes of this art. 57, only outstanding shares are considered to be shares whose holders expressly agree with the departure from the Novo Mercado or qualify for the auction of the tender offer, in accordance with the regulations published by the CVM

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applicable to public offers for the acquisition of publicly-held company for cancellation of registration.

paragraph 2 – If the quorum mentioned in the paragraph above is achieved: (i) the acceptors of the tender offer may not be subject to apportionment in the sale of their holdings, subject to the procedures for waiving the limits set out in the regulations issued by the applicable CVM tender offers, and (ii) the offeror will be obliged to acquire remaining outstanding shares for a period of 1 (one) month, counting from the date of the auction, at the final auction price of the tender offer, updated until the date of effective payment, in accordance with the notice and regulations in force, which must occur within a maximum of 15 (fifteen) days from the date of exercise of the right by the shareholder.

Art. 58 - The tender offer for cancelling the Company's registration or conversion of category in the CVM registration must be carried out at a fair price, in accordance with the applicable legal and regulatory rules.

Art. 59 - Subject to the provisions of these Bylaws and without prejudice to the provisions of art. 56 above, the direct or indirect disposal of control of the Company, either through a single transaction or through successive transactions, must be contracted under the condition that the acquirer undertakes to carry out a tender offer having as subject to the shares issued by the Company held by the other shareholders, observing the conditions and deadlines set out in current regulations and in the Novo Mercado Regulations, in order to ensure equal treatment to that given to the transferor.

Art. 60- A single tender offer may be made for more than one of the purposes set out in this Chapter VIII, in the Novo Mercado Regulations or in the regulations issued by the CVM, provided that it is possible to make the procedures for all the types of tender offer compatible and that this does not negatively affect the recipients of the offer, and that authorization by the CVM is obtained when required by the applicable law.

Art. 61 - The Company or the shareholders responsible for carrying out the tender offer provided for in these Bylaws, the Novo Mercado Regulations or the regulations issued by the CVM may ensure its effectiveness through any shareholder, third party and, as the case may be, the Company. The Company or the shareholder, as the case may be, are not exempt from the obligation to carry out the tender offer until it is complete in compliance with the applicable rules.

Chapter IX

Arbitral Tribunal

Art. 62 - The Company, its shareholders, administrators, fiscal council members, effective and alternate members, if any, undertake to settle, through arbitration, before the Market Arbitration Chamber, in accordance with its regulations, any dispute that may arise between them in virtue of or arising from their status as issuer, shareholders, administrators, and members of the fiscal council, in particular, those arising from the provisions contained in Law No. 6,385/76, in Law No. 6,404/76, in the Bylaws of the Company, in the rules published by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as in other rules applicable to the functioning of the capital market in general, in addition to those contained in the Novo Mercado Regulation, other regulations of the B3 and the Novo Mercado Participation Agreement.

Paragraph 1 - The provisions of this article shall not apply in the event of disputes or controversies related to or arising from the special class common share held by the Federal Government, or its rights and prerogatives, under the terms of the Law or these Bylaws, which must be submitted to the jurisdiction of the central court of the district of Brasília (DF).

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Paragraph 2 – The investiture of administrators and fiscal council members, both effective and alternate, is subject to the signing of a term of investiture that must include their subjection to the arbitration clause provided for in this art. 62.

Chapter X

Art. 63 - The Company may enter into agreements with, or approve indemnity policies covering the members of the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its subsidiaries, as well as certain employees of the Company or its subsidiaries ("Beneficiaries"), for which the Company undertakes to cover or reimburse certain expenses, costs and damage actually incurred by the Beneficiaries, during or after the end of their relationship with the Company, related to arbitration, judicial or administrative proceedings involving acts carried out in the regular exercise of responsibilities of the Beneficiaries, from the date of their investiture or the beginning of their contractual relationship with the Company, as the case may be.

Paragraph 1 – Without prejudice to other hypotheses provided for in indemnity agreements or policies approved by the Board of Directors, the Company will not make disbursements in favor of the Beneficiaries based on such agreements or indemnity policies in the following cases:

I.	acts carried out outside the regular exercise of the Beneficiaries' duties;
II.	acts carried out by the Beneficiaries in bad faith, willful misconduct or gross negligence, or fraud;
III.	acts carried out by the Beneficiaries in their own interest or that of third parties, to the detriment of the Company's corporate interest; or
IV.	compensation for the corporate action provided for in art. 159 of Law No. 6,404/76 or compensation for losses referred to in art. 11, §5º, II, of Law No. 6,385/76.

Paragraph 2 – Indemnity agreements or policies must be properly disclosed and provide, without limitation:

I.	the applicable terms and conditions;
II.	mechanisms to identify and handle situations of conflict of interest; and
III.	the procedure to be adopted in the decision-making process for the Company to enter into indemnity agreements and make payments.

Paragraph 3 – In cases where, after a final non-appealable decision, it is proven that an act carried out by a Beneficiary is not subject to compensation based on an indemnity agreement or policy approved by the Board of Directors, any amounts paid by the Company in connection with such act based on its obligations under such indemnity agreements or policies shall be reimbursed by the Beneficiaries.

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Annex VI – REPORT ON THE PROPOSED STATUTORY AMENDMENTS

(According to Art. 12, item II of RCVM 81)

Comparison Chart of the Bylaws

Proposals to Amend Embraer's Bylaws

A report detailing the origin and rationale of the proposed amendments and analyzing their legal and economic effects:

Current Bylaws	Proposals to Amend the Bylaws	Rationale/Comments

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Art. 3 - The purpose of the Company is to:

I. to design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

II. to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

III. to contribute to the training of technical personnel as necessary for the aerospace industry;

IV. perform other technological, industrial, commercial and service activities related to the aerospace industry;

V. to design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

VI. to perform other technological, manufacturing, trading and services activities related to the defense, security and energy industries.

Art. 3 - The purpose of the Company is to:

I. to design, build and market aircraft and aerospace ~~materials and related accessories, components and equipment, according to the highest standards of technology and quality;~~

~~II. to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;~~

~~III. to contribute to the training of technical personnel as necessary for the aerospace industry;~~

~~IV. perform other technological, industrial, commercial and service activities related to the aerospace industry;~~

~~V. to design, build and trade in~~ equipment, materials, systems, software, accessories and components for the aerospace, defense, security, energy or other industries that require complex and integrated systems to support their operations; ~~industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and~~

ii.  to perform other technological, manufacturing, trading and services activities related to the aerospace, defense, security and energy industries or other industries that require complex and integrated systems to support their operations.

iii.To contribute to the training of technical personnel as necessary for the industries listed in the items above; and

iv.    To act in the generation of electricity for its own consumption with the possibility of commercialization of the surplus.

Change to complement the Company's corporate purpose, adding activities that have already been carried out, mainly in relation to the areas of innovation and new business. The change aims to bring more clarity to the wording of the article in question.

The changes referred to in this article do not give rise to the right of withdrawal provided for in article 137 of the Brazilian Corporation Law, as they do not represent a substantial modification of the corporate purpose, but merely an express forecast of activities already carried out by the Company.

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SHAREHOLDER GROUPS

ART. 12 – For the purposes of these Bylaws, two or more shareholders of the Company shall be considered to be a shareholder group ("Shareholder Group"):

PARAGRAPH 2 – For the purposes of these Bylaws, holders of securities issued under the Company's Depositary Receipts program shall not be considered a Shareholder Group, unless they meet any of the criteria set out in the caput of this article.

PARAGRAPH 4 – In addition to the provisions of the caput and the preceding paragraphs of this article, any shareholders or Shareholder Groups represented by the same agent, administrator or representative in any capacity shall be considered to be part of the same Shareholder Group at a given Meeting, except for holders of securities issued under the Company's Depositary Receipts program, when represented by the respective Depositary Bank

SHAREHOLDER GROUPS

ART. 12 – For the purposes of these Bylaws, two or more shareholders of the Company shall be considered a shareholder group ("Shareholder Group"):

PARAGRAPH 2 – For the purposes of these Bylaws, holders of securities issued under the Company's Depositary Receipts program shall not be considered a Shareholder Group, unless they meet any of the criteria set out in this article and its paragraphs.

PARAGRAPH 4 – In addition to the provisions of the caput and preceding paragraphs of this article, only shareholders or Shareholder Groups that are represented by the same agent, administrator or representative in any capacity shall be considered to be part of the same Shareholder Group at a given Meeting, when such agent, administrator or representative is representing a common interest. (for these purposes, representing a common interest shall be presumed when representing shareholders who hold, directly or indirectly, interest equal to or greater than 10% of the capital stock of the other shareholder, or shareholders who have an investor in common who holds a stake equal to or greater than 10% of the share capital of the shareholders in question).

Embraer's Management proposes the approval of a statutory reform to clarify the concept of a Group of Shareholders for the purposes of representing shareholders or a Group of Shareholders at the Company's General Meetings.

ART. 27 (…)

PARAGRAPH 6 – At least 2 (two) or 20% (twenty percent), whichever is greater, members must be Independent Members, as defined in the Novo Mercado Regulations, and the characterization of candidates to the Board of Directors must be resolved as independent managers be resolved at the General Meeting that elects them, and in case of a controlling shareholder, the member(s) elected by means of the right provided for in art. 141, § 4 of Law No. 6,404/76, observing the provisions of art. 32, §7 of these Bylaws.

ART. 27 (…)

PARAGRAPH 6 – At least ~~2 (two) or 20% (twenty percent), whichever is greater~~, the majoritary members must be Independent Members, ~~as defined in the Novo Mercado Regulations~~, and the characterization of candidates to the Board of Directors must be resolved as independent managers be resolved at the General Meeting that elects them, and in case of a controlling shareholder, the member(s) elected by means of the right provided for in art. 141, § 4 of Law No. 6,404/76, observing the provisions of art. 32, §7 of these Bylaws.

Change the minimum number of independent directors from 20% for the majority of members, in compliance with good governance practices and the recommendation of the Brazilian Code of Corporate Governance – Publicly-Held Companies (GT Members) of a minimum of 1/3 of the members as independents.

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Art. 64. Only for the 2021/2023 biennium, the Company's Board of Directors will have 10 members elected in accordance with paragraph 3 of Article 27 of the Bylaws (in addition to the provisions of paragraphs 1 and 2 of the same Article). The 2 additional effective members will be elected by the shareholders at the general meeting, exceptionally on an individual basis and not by a slate system.

Art. 65. Article 64 of these Bylaws shall be null and void as soon as the term of office of the Board of Directors for the 2021/2023 biennium expires.

~~Art. 64. Only for the 2021/2023 biennium, the Company's Board of Directors will have 10 members elected in accordance with paragraph 3 of Article 27 of the Bylaws (in addition to the provisions of paragraphs 1 and 2 of the same Article). The 2 additional effective members will be elected by the shareholders at the general meeting, exceptionally on an individual basis and not by a slate system.~~

~~Art. 65. Article 64 of these Bylaws shall be null and void as soon as the term of office of the Board of Directors for the 2021/2023 biennium expires.~~

The exclusion of the transitional provision (art. 64) whose effectiveness ended with the new election of the Board of Directors at the 2023 AGM.

The transitional provision that has been included in the Bylaws at the EGM held on 9/1/2021 that allowed a board composed of up to 13 members has lost its effectiveness. Thus, the exclusion is made in order to avoid doubts and questions from the shareholders.

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EMBRAER S.A.
Publicly-Held Company
CNPJ/ME No. 07.689.002/0001-89
NIRE 35.300.325.761

MINUTES OF THE 167TH ORDINARY MEETING OF THE FISCAL COUNCIL
HELD ON MARCH 14, 2024

On March 14, 2024, at 10:20 am, the undersigned members of the Fiscal Council of Embraer S.A. ("Embraer" or "Company") met virtually for the purpose of analyzing and issuing an opinion on the Financial Statements and the Management Report referring to the fiscal year ended December 31, 2023, as well as on the allocation of income for the year ended December 31, 2023, whose opinion is part of these minutes:

OPINION OF THE FISCAL COUNCIL

The effective members of the Company's Fiscal Council, in the exercise of their legal duties, pursuant to the provisions of Article 163 of Law No. 6,404/76 and, within the limits of their authority, after completing the verification of the Financial Statements for the fiscal year ended December 31, 2023, with the due clarifications provided by the members of management of the Company and based on the report and opinion of the Auditors, issued a favorable opinion on the Financial Statements, as well as on the allocation of income for the year ended December 31, 2023, which, along with the Management Report, are suitable and in conditions to be submitted to the shareholders for consideration and presented to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM).

Closing There being no further matters to discuss, the meeting was adjourned, and these minutes were read, approved and signed by the members of the Fiscal Council.

March 14, 2024.

____________________________ Mario Ernesto Vampré Humberg Chairman	____________________________ Magali Rogéria de Moura Leite Vice-Chairman

___________________________ Carla Alessandra Trematore Member of the Fiscal Council	___________________________ Reginaldo Ferreira Alexandre Member of the Fiscal Council

___________________________ Otavio Ladeira de Medeiros Member of the Fiscal Council	___________________________ Amanda Cristina Teixeira de Oliveira Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations